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EXHIBIT 99.1

Suncor Energy Inc. 2020 Annual Report to Shareholders for the period ended December 31, 2020

Our purpose

To provide trusted energy that enhances people's lives, while caring for each other and the earth

Contents

1 2020 Highlights

2 The Suncor Advantage

6 Message to Shareholders

13 2021 Corporate Guidance

14 Advisories

18 Management's Discussion and Analysis

86 Management's Statement of Responsibility for Financial Reporting

88 Independent Auditor's Report

91 Audited Consolidated Financial Statements and Notes

141 Supplemental Financial and Operating Information

165 Share Trading Information

166 Leadership and Board Members

Please note: some photos were taken prior to the COVID-19 pandemic

2020 Highlights

Provided trusted and reliable energy through a remarkably challenging year

Funds from operations
($ millions)

	16	17	18	19[1]	20[1,2]
Funds from operations	5 988	9 139	10 172	10 818	**3 876**
Capital expenditures	5 986	5 822	5 250	5 436	**3 806**

Production
(mboe/d)

	16	17	18	19[1]	20[1,2]
Exploration and Production	117.9	121.6	103.4	106.8	**101.7**
Oil Sands – Bitumen	115.9	111.7	204.1	184.8	**127.2**
Oil Sands – SCO	389.0	452.0	424.5	485.6	**466.2**

Earnings (Loss)
($ millions)

	16	17	18	19[1]	20[1,2]
Net earnings (loss)	445	4 458	3 293	2 899	**(4 319)**
Operating (loss) earnings	(83)	3 188	4 312	4 358	**(2 242)**

Return on capital employed
(%)

	16	17	18	19[1]	20[1,2]
ROCE including major projects in progress	0.4	6.7	8.0	4.9	**(6.9)**
ROCE excluding major projects in progress[3]	0.5	8.6	8.2	8.6	**(3.0)**
WTI (US$/bbl)	43.4	51.0	64.8	57.1	**39.4**

Results in 2020 were significantly impacted by the COVID-19 pandemic.

Responded decisively to the COVID-19 pandemic

- Lowered cash break even
- Cut operating costs by $1.3B
- Reduced capital expenditures by $1.9B
- Increased liquidity and maintained balance sheet strength
- Made tough but prudent decision to reduce dividend
- Cared for employees, contractors, customers and communities

Leveraged physically integrated assets to maximize value

- Achieved 2nd highest SCO production on record
- Delivered industry best refinery utilization
- Flexed our asset base through volatile supply and demand

Executed on key strategic initiatives

- Commissioned Suncor-Syncrude interconnecting pipelines project
- Deployed autonomous haul trucks at Fort Hills
- Increased nameplate capacity at Firebag and Edmonton refinery
- Completed the Burrard, B.C. storage and export terminal expansion
- Announced agreement, in principle, to become operator at Syncrude

2 Includes the impacts of the significant decline in commodity prices due to the COVID-19 pandemic in 2020.

3 ROCE excluding major projects in progress, significant impairments and, in 2019, the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change.

This Annual Report contains forward-looking statements based on Suncor's current expectations, estimates, projections and assumptions, as well as certain financial measures, namely operating earnings (loss), funds from operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, and free funds flow that are not prescribed by generally accepted accounting principles (GAAP). Refer to the Advisories section of this Annual Report and Suncor's Management's Discussion and Analysis (MD&A) dated February 24, 2021.

Annual Report 2020 Suncor Energy Inc. **1**

The Suncor Advantage

Suncor's long-life, low-decline asset base, financial resiliency and integrated model, with our connection to end consumers through our retail network, sets us apart from our peers. These advantages are complemented by our commitment to maintaining our financial resilience, our relentless focus on operational excellence and capital discipline, and our long-standing approach to sustainability, technology and innovation.

The COVID-19 pandemic and OPEC+ supply issues had unprecedented impacts on the global energy industry, and through this crisis, our advantages and decisive actions enabled us to not only maintain our financial resiliency but also enhance the future cash flow generation capabilities of our business.

Financial Resiliency

Suncor entered the year from a position of financial strength – with a strong investment grade balance sheet, a manageable debt maturity profile and a proven track record of shareholder returns. In response to the unprecedented challenges of 2020, we took significant steps to preserve the financial health of the company by increasing our liquidity, lowering our cash break even, and reducing our operating costs by 12% and capital expenditures by 33%. We also made some difficult decisions to reduce shareholder returns, which, when combined with our disciplined adherence to financial management and capital allocation practices, were critical to maintaining our financial health and ensuring long-term value creation.

The execution of key strategic initiatives in 2020 provides visibility into incremental free funds flow growth in 2021 and beyond. For 2021, additional free funds flow is aimed at debt reduction and increased shareholder returns.

Suncor delivered on a number of strategic initiatives that enhanced integration between Suncor and Syncrude, expanded the company's market reach, increased nameplate capacity and reduced structural operating costs by leveraging technology, which are expected to drive free funds flow and increased shareholder returns.

2 **Annual Report 2020** Suncor Energy Inc.

FORT MCMURRAY
EDMONTON
HARDISTY
VANCOUVER
VICTORIA
CALGARY
CROMER
CHICAGO
DENVER
CUSHING
HOUSTON
TORONTO
MONTREAL
HALIFAX
ST. JOHN'S
LONDON
~1,880 Petro-Canada™
retail and wholesale sites
Secured market access
Market access and strong sales channels allowed Suncor to outpace the industry in refined product output during COVID-19 demand constraints
MINING, IN SITU AND UPGRADING
OFFSHORE OPERATIONS
REFINERY
WIND POWER PROJECT
COGENERATION
BIOFUELS
PETRO-CANADA™ ELECTRIC VEHICLE CHARGING NETWORK
CURRENT PIPELINES
PROPOSED PIPELINES

A Proven Integrated Model

From the ground to the gas station, we optimize profits through each link in the value chain. Our broad asset base and operational flexibility allow us to optimize the production of higher value synthetic crude oil in the upstream, while our extensive logistics assets and sales channels, enhanced by our trading and marketing expertise, drive additional value as equity barrels move down the value chain. During the year, we flexed our refinery product mix to meet changing demand, leveraged our storage capabilities and secured customers for our refined products through our retail, wholesale and export channels. These factors enabled our Canadian refineries to consistently outperform industry average utilization through a year of market volatility.

Our integrated model was further enhanced in 2020 as we continued to invest in midstream opportunities which expanded the company's market reach and strengthened the company's sales channels. This included the expansion of our Burrard product terminal, increased marine vessel activity and additional pipeline arrangements which provide feedstock optionality to our refineries. This will be further enhanced when we take over operatorship of Syncrude in late 2021.

Long-life, low-decline assets

29+ years

Proved + probable reserves life index

100% oil production

695 mboe/d

2020 total production

High margin barrels

~600 mboe/d

Heavy upgrading nameplate capacity

Strong downstream presence

~465 mboe/d

Refining nameplate capacity

™ Trademark of Suncor Energy Inc.

Annual Report 2020 Suncor Energy Inc. **3**

The Suncor Advantage

Sustainability

Sustainability is about seeing the big picture and working together to enhance social and economic benefits while minimizing the environmental impacts of resource development.

Environment

The energy system is transforming towards a low-carbon economy and we believe Suncor has an important role to play in that transition, providing low-carbon energy to our customers. Through new technology, investment in low-carbon power and fuels, and increasing energy efficiency, we plan to reduce our greenhouse gas (GHG) emissions intensity by 30% by 2030. We have made progress towards this target and remain on track to meet it by 2030. We plan to continue to reduce emissions intensity through projects such as the Forty Mile Wind Power Project and our decision to replace the coke-fired boilers at Oil Sands Base with cogeneration units to provide the steam we need for our operations. Together, nameplate capacity of these projects is expected to deliver 1,000 megawatts of low-carbon electricity that will take millions of tonnes of GHG emissions out of the air annually as the province moves away from coal-based power. Through continued innovation, sustainable investments and collaborative solutions, we are committed to reducing our environmental footprint.

Social

We aim to enhance people's lives through the provision of stable and secure energy and by being a responsible community member. Through these unprecedented circumstances, Suncor remains committed to providing services in our communities that are essential to keeping our lives moving. Through the pandemic, we leveraged our supply chain to provide personal protective equipment to Canada's northern communities and provided financial support to Exergy Solutions Inc. to create emergency ventilators that were donated to Alberta Health Services. Our Petro-Canada™ network also provided $3 million to thank and support essential workers and recognize Canadians across the country for their pandemic relief support. We continued to strengthen relationships and increase participation of Indigenous Peoples in energy development, including through our successful partnership with the Fort McKay and Mikisew Cree First Nations on the East Tank Farm Development and by increasing the number of Indigenous owned Petro-Canada™ retail sites across Canada. In 2020, we were recertified at the gold level for Progressive Aboriginal Relations by the Canadian Council for Aboriginal Business.

Governance

Through sound governance and committed leadership, we have created a strong foundation for resilient and sustainable energy development. Suncor's robust governance structure includes our board, and its committees, together with our executive management team, whose remuneration is impacted by corporate performance on environmental, social and governance initiatives. The board's responsibilities include governance, strategic planning and the stewardship of Suncor, including identifying and mitigating principal risks such as carbon risk.

The company has a diverse and experienced board, which has had Indigenous representation for two decades, and is comprised of 36% female directors. The executive management team also includes the Chief Sustainability Officer, which highlights the importance of this evolving facet of our industry to Suncor, and supports our 25+ years of dedication to improve sustainability and increase transparency and reporting.

PETRO-CANADA
Super Stop
Convenience

4 **Annual Report 2020** Suncor Energy Inc.

Enerkem
Enerkem

Technology and Innovation Driven

Technology and innovation are critical to achieving our economic, operational, environmental and social goals. We continue to accelerate our digital transformation in areas such as improved data analytics, drones, remote sensing technology and automation to help improve the safety, productivity, reliability and environmental performance of our operations. We continued to progress in next generation extraction technologies, increase our investments in clean-tech venture capital and collaborate with industry organizations. This includes equity investments in Enerkem Inc., a waste-to biofuels and chemicals producer, and LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. In 2020, Enerkem, Suncor and other partners announced construction plans for the Varennes Carbon Recycling facility in Quebec. The plant is designed to convert non-recyclable commercial and industrial waste, as well as forestry waste, into biofuels and renewable chemicals.

We also support our customers in the transition to a low-carbon future, with Canada's Electric Highway™, a cross-Canada network of more than 50 fast-charging electric vehicle chargers at Petro-Canada™ stations, the first of its kind in Canada.

$535M technology investment

Reduce the GHG emissions of our operations
Develop next generation processes with 50-70% potential GHG reductions through solvents, non-aqueous extraction, upgrading innovations and transformational technologies for power, steam, hydrogen and carbon capture, utilization and storage

Reduce emissions for our energy customers by providing lower carbon products
Advance lower carbon fuels and electricity through strategic investments

Harness the digital transformation
Use artificial intelligence, machine learning, advanced analytics and remote sensing technologies to improve safety, reliability and sustainability

Partner on strategic investments and collaborations
Work together within our industry, invest in global clean-tech venture capital funds and technology companies, including LanzaTech, LanzaJet Inc., Enerkem Inc. and Evok Innovations

Annual Report 2020 Suncor Energy Inc. **5**

Message to Shareholders

> "I am convinced the setbacks of 2020 can become the advantages of 2021

Mark Little
President and Chief Executive Officer
(Pictured at his home office)

While the combined events of the past year – a global pandemic that dramatically reduced energy demand and an oversupplied oil market – may have been the most dramatic in Suncor's history, they did not alter our purpose: ***to provide trusted energy that enhances people's lives, while caring for each other and the earth.*** Navigating volatility is not new for Suncor, and even the most turbulent of times can set the conditions to emerge stronger.

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Message to Shareholders

We are applying advanced analytics and drones to identify opportunities to reduce worker exposure to hazardous tasks and improve operations and project outcomes.

Relentless Focus on Operational Excellence

A tough 2020 could also be said of our operational and safety performance, which was not what our shareholders expected of us – nor what we expected of ourselves. Superior execution, rigorous management and constant oversight is the responsibility of every single one of us at Suncor – and we have taken action as part of an ongoing effort to improve our performance.

A relentless focus on making our operations safer is first and foremost. Within a few weeks, we had two tragic events in which three people lost their lives. We are gravely concerned about these events, and are committed to ensuring our workplaces are safe for everyone. We are leading thorough investigations to understand how they occurred and how we can prevent such incidents from happening again, and launched an independent review of our mining safety practices. We've held a series of safety stand-downs across the company to reinforce our attention on safe operations. And because contractors make up a critical part of our workforce, we can only achieve safe operations when we work together. Keeping people safe must be at the heart of everything we do.

Accelerating our digital transition will help drive the safety – and reliability – of our operations. A more digitally enabled environment means improved safety, higher quality and better-informed decisions; increased transparency, collaboration and efficiency; and improvements to our overall cost structure. Adoption of digital technologies like SAP (formerly Systems, Applications, and Products in Data Processing) and autonomous haul systems make us more effective but also require fewer people. While the program to improve our cost structure is already underway, we have accelerated this work and expect associated workforce reductions of 10-15% by mid-2022. These changes are difficult because they impact people and we aim to treat everyone with respect; however, they are necessary to be sustainable and competitive over the long term.

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Flexibility Meets Integration: 2020 Performance in Review

The agility of Suncor's physically integrated business model, which allows us to be nimble in responding to market conditions, positioned us strongly. We continued to focus on the company's value over volume approach through the integration of Suncor's upstream and downstream production with our upgraders and refineries and our Petro-Canada™ retail network, and used the flexibility of the company's assets to respond to the changing needs of the market. We shifted our upstream product mix towards higher-priced light crude and maximized the processing of our physical barrels in our refineries.

The collapse in demand due to COVID-19 is temporary; furthermore, we expect domestic and global demand will return as oil and gas continue to be necessary components of the energy mix. Our strategically integrated downstream business and our long-life, low-decline upstream assets will generate substantial free funds flow for decades to come.

Our logistics networks and connection to consumers through our retail and wholesale channels allowed us to make real-time decisions on refinery outputs – resulting in the stronger performance of our refineries relative to our North American peers.

Annual Report 2020 Suncor Energy Inc. **9**

Message to Shareholders

LIVE BY THE LEAF
EV Fast Charge
DC Fast
EV Fast Charge

Secure and Sustainable Energy

Throughout 2020 we continued to engage in the global energy transition, with a two-pronged approach: increasing the efficiency of our base business and reducing our environmental footprint, while strategically investing in energy transition solutions aligned with our core business.

We remain on track to meet our target of a 30% reduction in our emissions intensity by 2030 through investing in low-carbon power, developing and deploying new technologies, running our operations on lower carbon fuels, and implementing and improving energy efficiency. While the 2020 business environment required us to adjust the timing of our coke-boiler replacing cogeneration facility at Oil Sands Base and our Forty Mile Wind Power Project – a reminder that we depend on a healthy base business today to support investments in future innovations – we have now restarted these projects.

Beyond 2030, we are focused not only on determining longer term climate goals and ambitions for Suncor, but, critically, on how we can achieve them. Our credibility and integrity require us to have a thoughtful and pragmatic plan – over the short, medium and long term – to achieve the ambitions we set. In the meantime, through our Report on Sustainability, we continue to report on and track our progress annually, recognizing that transparency and disclosure – and evidence of performance – are important to shareholders and many others.

We also continue to progress the development of alternative forms of energy. We are partners in four wind farms, including one with the Aamjiwnaang First Nation in Ontario; we are a significant investor in renewable fuels through companies like Enerkem, which is constructing a new "waste-to-biofuel" plant in Varennes, Quebec and whose Edmonton facility is the first commercial scale facility in the world to turn waste into fuel; we have owned and operated Canada's largest ethanol plant since 2006; and we're helping to produce sustainable aviation fuel through our investment in LanzaJet.

We're also supporting our customers' efforts to transition to a low-carbon future – for example, our coast-to-coast network of more than 50 fast-charging electric vehicle (EV) chargers at Petro-Canada™ stations. On Canada's Electric Highway™, stations are no further than 250 kilometres apart, eliminating "range anxiety", one of the significant barriers to EV adoption.

The global energy transition depends on collaboration and cooperation. As our business touches many aspects of Canada's economy, Suncor is in a unique position to influence that at all levels. We take a lead role in pooling scientific brainpower, research and technology development as part of multi-stakeholder groups such as Canada's Oil Sands Innovation Alliance, the Clean Resource Innovation Network and Evok Innovations.

10 **Annual Report 2020** Suncor Energy Inc.

Message to Shareholders

> "We will continue to exercise capital discipline and plan to reduce our total debt in 2021 and beyond

Looking Ahead to 2021

Despite the challenges of the past year, we look ahead with optimism. The macro environment is recovering at a faster pace than expected and our operational performance is improving as we reinforce operational excellence to deliver safe and reliable results. As Suncor becomes operator of Syncrude, a stronger regional operations model will drive greater competitiveness and synergies across all our assets. The interconnecting pipelines between the Syncrude site and Oil Sands Base adds to the company's operational flexibility and supports stronger reliability.

We will continue to exercise capital discipline and plan to reduce our total debt in 2021 and beyond. Our capital portfolio will focus on value-driven investments to enhance margins, improve business processes, and reduce our operating and sustaining capital costs.

Our commitment to returning cash to shareholders remains. As market demand recovers and commodity prices increase, we aim to deliver increased cash returns to our shareholders, targeting annual cash returns of 6 to 8%.

As I close, I would like to express my gratitude to Suncor's Board of Directors for their counsel and guidance through an unprecedented year. I'd particularly like to thank Mel Benson, a member of the Beaver Lake Cree Nation, who is retiring from the board later this year, for his 21 years of service and wise counsel. To our management team, my most heartfelt thanks for your leadership and for living Suncor's purpose every day by bringing clarity and focus to our company's efforts, building a respectful and inclusive environment, and enabling and inspiring others.

And finally, to all of the Suncor team, I cannot thank you enough for your strength and adaptability in the face of uncertainty, for your focus on keeping yourselves and others safe, and for your on-the-ground efforts to keep our facilities running as we deliver essential energy to our customers and to society. You have all been extraordinary, through an extraordinary time.

Mark Little
President and Chief Executive Officer
Suncor Energy

12 **Annual Report 2020** Suncor Energy Inc.

2021 Corporate Guidance

The following table highlights forecasts from Suncor's 2021 Full Year Outlook and actual results for the year ended December 31, 2020. For further details regarding Suncor's 2021 Full Year Outlook, including certain assumptions, see www.suncor.com/guidance. See also the Advisories section of this Annual Report.

	2020 Full Year Outlook October 28, 2020	Actual Year Ended December 31, 2020	2021 Full Year Outlook February 3, 2021
Oil Sands operations (bbls/d)[1]	355 000 – 380 000	372 200	410 000 – 445 000
Fort Hills (bbls/d) Suncor working interest of 54.11%	60 000 – 65 000	58 100	65 000 – 85 000
Syncrude (bbls/d) Suncor working interest of 58.74%	160 000 – 175 000	163 100	170 000 – 185 000
Exploration and Production (boe/d)[2]	100 000 – 110 000	101 700	80 000 – 95 000
Oil Sands operations cash operating costs ($/bbl)	**28.00 – 31.00**	**28.20**	**26.00 – 28.50**
Fort Hills cash operating costs ($/bbl)	**32.00 – 35.00**	**32.80**	**25.00 – 29.00**
Syncrude cash operating costs ($/bbl)	**34.00 – 37.00**	**33.80**	**32.00 - 35.00**
Refinery utilization[3]	**84% – 91%**	**88%**	**90% – 96%**

1 Oil Sands operations production includes synthetic crude oil, diesel and bitumen, and excludes Fort Hills PFT bitumen and Syncrude synthetic crude oil production. These ranges reflect the integrated upgrading and bitumen production performance risk.

2 At the time of publication, production in Libya continues to be affected by political unrest and, therefore, no forward-looking production for Libya is factored into the Exploration and Production and Suncor Total Production guidance.

3 Refinery utilization in 2020 was based on the following crude processing capacities: Montreal – 137,000 bbls/d; Sarnia – 85,000 bbls/d; Edmonton – 142,000 bbls/d; and Commerce City – 98,000 bbls/d. The Edmonton crude processing capacity has increased to 146,000 bbls/d for 2021 guidance.

Capital Expenditures[1]

($ millions)	2021 Full Year Outlook February 3, 2021	% Economic Investment[2]
Upstream Oil Sands	2 550 – 2 950	25%
Upstream Exploration and Production	350 – 450	95%
Total Upstream	**2 900 – 3 400**	**30%**
Downstream	700 – 800	10%
Corporate	200 – 300	60%
Total	**3 800 – 4 500**	**30%**

1 Capital expenditures exclude capitalized interest of approximately $120 million.

Annual Report 2020 Suncor Energy Inc. **13**

Advisories

All financial information in the preceding sections of this Annual Report is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working interest basis, before royalties, unless otherwise noted, except for Libya, which is presented on an economic basis. References to "we", "our", "Suncor", or "the company" mean Suncor Energy Inc., and the company's subsidiaries and interests in associates and jointly controlled entities, unless the context requires otherwise.

Forward-Looking Information

- Suncor's strategies, including: its continued focus on operational discipline and participating in the global energy transition with the objective of increasing the cash flow of the company and shareholder returns; that Suncor will be well positioned to grow shareholder returns while making the necessary profitable investments that support the global energy transition; that Suncor will continue to exercise capital discipline and plans to reduce its total debt in 2021 and beyond; the expectation that its capital portfolio will focus on value-driven investments to enhance margins, improve business processes and reduce its operating and sustaining capital costs; that, for 2021 additional free funds flow will be aimed at debt reduction and increased shareholder returns; and that Suncor will target annual cash returns of 6 to 8%;
- Expectations about Syncrude, including the expectation that Suncor will take over as operator of the Syncrude project by the end of 2021 and Suncor's expectation that this will unlock significant value and that the stronger regional operations model will drive greater competitiveness and synergies across its assets;
- Suncor's expectation that it has lowered its cash break even and that this reduction will be maintained in future periods;
- Suncor's expectation that the expected increased demand for refined product will strengthen refining margins and oil prices in 2021, that domestic and global demand will return as oil and gas will continue to be necessary components of the energy mix and that its strategically integrated downstream business and its long-life low decline upstream assets will generate substantial free funds flow for decades to come;
- Suncor's belief that the advantages and decisive actions it took through 2020 will maintain its financial strength and also enhance the future cash flow generation capabilities of its business and enable Suncor to focus on debt repayment, increase shareholder cash returns and continuing to invest in growing cash flows without increasing capital spend, and that the execution of key strategic initiatives in 2020 provides visibility into incremental free funds flow growth in 2021 and beyond, drive free funds flow and increase shareholder returns;
- The expected benefits from Suncor's digital transition;
- Expectations regarding proposed pipelines;
- The planned workforce reductions and the timing and impact thereof;

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Advisories

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout the MD&A, including under the heading Risk Factors, and the company's most recent Annual Information Form dated February 24, 2021 available at www.sedar.com and Form 40 F dated February 25, 2021 available at www.sec.gov, which risk factors are incorporated by reference herein. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

Suncor's corporate guidance is based on the following assumptions around oil prices: WTI, Cushing of US$52.00/bbl; Brent, Sullom Voe of US$55.00/bbl; and WCS, Hardisty of US$39.00/bbl. In addition, the guidance is based on the assumption of a natural gas price (AECO C Spot) of Cdn$2.50 per gigajoule, US$/Cdn$ exchange rate of $0.78 and synthetic crude oil sales from Oil Sands operations of 290,000 to 310,000 bbls/d. Assumptions for the Oil Sands operations, Syncrude and Fort Hills 2021 production outlook include those relating to reliability and operational efficiency initiatives that the company expects will minimize unplanned maintenance in 2021. Assumptions for the Exploration and Production 2021 production outlook include those relating to reservoir performance, drilling results and facility reliability. Factors that could potentially impact Suncor's 2021 corporate guidance include, but are not limited to: Bitumen supply – Bitumen supply may be dependent on unplanned maintenance of mine equipment and extraction plants, bitumen ore grade quality, tailings storage and in situ reservoir performance; Third party

16 **Annual Report 2020** Suncor Energy Inc.

infrastructure – Production estimates could be negatively impacted by issues with third party infrastructure, including pipeline or power disruptions, that may result in the apportionment of capacity, pipeline or third party facility shutdowns, which would affect the company's ability to produce or market its crude oil; Performance of recently commissioned facilities or well pads – Production rates while new equipment is being brought into service are difficult to predict and can be impacted by unplanned maintenance; Unplanned maintenance – Production estimates could be negatively impacted if unplanned work is required at any of our mining, extraction, upgrading, in situ processing, refining, natural gas processing, pipeline, or offshore assets; Planned maintenance events – Production estimates, including production mix, could be negatively impacted if planned maintenance events are affected by unexpected events or are not executed effectively. The successful execution of maintenance and start up of operations for offshore assets, in particular, may be impacted by harsh weather conditions, particularly in the winter season; Commodity prices – Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans; Foreign operations – Suncor's foreign operations and related assets are subject to a number of political, economic and socio economic risks; Government Action – Further action by the Government of Alberta regarding production curtailment may impact Suncor's Corporate Guidance and such impact may be material; and COVID-19 Pandemic – Suncor's Guidance is subject to a number of external factors beyond our control that could significantly influence this outlook, including the status of the COVID-19 pandemic and future waves, and any associated policies around current business restrictions, shelter-in-place orders, or gatherings of individuals. As a result of the volatile business environment and the uncertain pace of an economic recovery it is challenging to determine the overall outlook for crude oil and refined product demand, which remains dependent on the status of the COVID-19 pandemic.

Non-GAAP Financial Measures

Reserves

Reserves information presented herein is presented as Suncor's working interests (operating and non operating) before deduction of royalties, and without including any royalty interests of Suncor, and is at December 31, 2020. For more information on Suncor's reserves, including definitions of proved and probable reserves, Suncor's interest, the location of the reserves and the product types reasonably expected, please see Suncor's most recent Annual Information Form dated February 24, 2021 available at www.sedar.com and www.sec.gov. Reserves data is based upon evaluations conducted by independent qualified reserves evaluators.

Measurement Conversions

Annual Report 2020 Suncor Energy Inc. **17**

Management's Discussion and Analysis February 24, 2021

This Management's Discussion and Analysis (this MD&A) should be read in conjunction with Suncor's December 31, 2020 audited Consolidated Financial Statements and the accompanying notes. Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor's Annual Information Form dated February 24, 2021 (the 2020 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and on our website at www.suncor.com. Information on or connected to our website, even if referred to in this MD&A, does not constitute part of this MD&A.

Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms "we", "our", "Suncor", or "the company" are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S. For a list of abbreviations that may be used in this MD&A, refer to the Advisories – Common Abbreviations section of this MD&A.

18  Annual Report 2020   Suncor Energy Inc.

MD&A – Table of Contents

20	Financial and Operating Summary

22	Suncor Overview

25	Financial Information

30	Segment Results and Analysis

46	Fourth Quarter 2020 Analysis

49	Quarterly Financial Data

52	Capital Investment Update

54	Financial Condition and Liquidity

59	Accounting Policies and Critical Accounting Estimates

62	Risk Factors

74	Other Items

75	Advisories

Basis of Presentation

Unless otherwise noted, all financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company's Libya operations, which are on an economic basis.

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), funds from (used in) operations, return on capital employed (ROCE), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, free funds flow, discretionary free funds flow (deficit), and last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. Operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Advisories – Non-GAAP Financial Measures section of this MD&A and reconciled to the most directly comparable GAAP measures in the Financial Information and Segment Results and Analysis sections of this MD&A. ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), refining and marketing margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Advisories – Non-GAAP Financial Measures section of this MD&A.

Measurement Conversions

Crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf in this MD&A. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Refer to the Advisories – Measurement Conversions section of this MD&A.

Risks and Forward-Looking Information

The company's business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described in the Risk Factors section of this MD&A.

This MD&A contains forward-looking information based on Suncor's current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A and Suncor's other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company's control. Users of this information are cautioned that actual results may differ materially. Refer to the Advisories – Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information.

Annual Report 2020   Suncor Energy Inc.  19

1. Financial and Operating Summary

Financial Summary

Year ended December 31 ($ millions, except per share amounts)	2020	2019	2018

Gross revenues	24 900	39 866	39 592

Royalties	(238)	(1 522)	(1 050)

Operating revenues, net of royalties	24 662	38 344	38 542

Net (loss) earnings	(4 319)	2 899	3 293

per common share – basic	(2.83)	1.86	2.03

per common share – diluted	(2.83)	1.86	2.02

Operating (loss) earnings (1)	(2 242)	4 358	4 312

per common share – basic	(1.47)	2.80	2.65

Funds from operations (1)	3 876	10 818	10 172

per common share – basic	2.54	6.94	6.27

Cash flow provided by operating activities	2 675	10 421	10 580

per common share – basic	1.75	6.69	6.54

Dividends paid on common shares	1 670	2 614	2 333

per common share – basic	1.10	1.68	1.44

Weighted average number of common shares in millions – basic	1 526	1 559	1 623

Weighted average number of common shares in millions – diluted	1 526	1 561	1 629

ROCE (1) (%)	(6.9)	4.9	8.0

ROCE (1)(2) (%), excluding major projects in progress	(7.4)	5.1	8.2

Capital expenditures (3)	3 806	5 436	5 250

Asset sustainment and maintenance	2 388	3 227	3 347

Economic investment	1 418	2 209	1 903

Discretionary free funds flow (deficit) (1)	(228)	4 914	4 432

Balance sheet (at December 31)

Total assets	84 616	89 435	89 579

Net debt (4)(5)	19 814	16 010	15 129

Total liabilities	48 859	47 393	45 574

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Excludes capitalized costs related to major projects in progress. ROCE excluding major projects in progress would have been (3.0%) in 2020, excluding the impacts of impairments of $2.221 billion. ROCE excluding major projects in progress would have been 8.6% in 2019, excluding the impacts of impairments of $3.352 billion and the impacts of a $1.116 billion deferred tax recovery relating to a change in the Alberta corporate income tax rate.

(3)
Excludes capitalized interest of $120 million in 2020, $122 million in 2019, and $156 million in 2018.

(4)
Net debt is equal to total debt less cash and cash equivalents. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt, and long-term lease liabilities.

(5)
2018 excludes the impact of IFRS 16 Leases (IFRS 16), which was prospectively adopted on January 1, 2019, in accordance with the standard, adding $1.792 billion to net debt at December 31, 2019.

20  Annual Report 2020   Suncor Energy Inc.

Operating Summary

Year ended December 31	2020	2019	2018

Production volumes

Oil Sands – SCO (mbbls/d)	466.2	485.6	424.5

Oil Sands – Non-upgraded bitumen (mbbls/d)	127.2	184.8	204.1

Exploration and Production (mboe/d)	101.7	106.8	103.4

Total	695.1	777.2	732.0

Average price realizations (1)(2) ($/boe)

SCO and diesel	43.83	70.68	68.32

Non-upgraded bitumen (3)	22.37	45.71	32.67

Crude sales basket (all products)	39.29	63.70	57.37

Exploration and Production	49.96	82.92	86.96

Refinery crude oil processed (mbbls/d)	407.0	438.9	430.8

Refinery utilization (4) (%)

Eastern North America	91	92	94

Western North America	86	98	93

Total	88	95	93

Refining and marketing margin – FIFO (5)(6) ($/bbl)	25.30	40.45	42.80

Refining and marketing margin – LIFO (5)(6) ($/bbl)	28.65	36.80	46.60

(1)
Net of transportation costs, but before royalties.

(2)
Beginning in 2020, the company revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change.

(3)
Beginning in 2020, the company revised its Non-upgraded bitumen price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

(4)
Refinery utilization is the amount of crude oil run through crude distillation units, expressed as a percentage of the nameplate capacity of these units.

(5)
Beginning in 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

(6)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Segment Summary

Year ended December 31 ($ millions)	2020	2019	2018

Net (loss) earnings

Oil Sands	(3 796)	(427)	945

Exploration and Production	(832)	1 005	807

Refining and Marketing	866	3 000	3 154

Corporate and Eliminations	(557)	(679)	(1 613)

Total	(4 319)	2 899	3 293

Operating (loss) earnings (1)

Oil Sands	(2 278)	1 622	885

Exploration and Production	13	1 141	897

Refining and Marketing	866	2 912	3 154

Corporate and Eliminations	(843)	(1 317)	(624)

Total	(2 242)	4 358	4 312

Funds from (used in) operations (1)

Oil Sands	1 986	6 061	4 964

Exploration and Production	1 054	2 143	1 779

Refining and Marketing	1 708	3 863	3 798

Corporate and Eliminations	(872)	(1 249)	(369)

Total funds from operations	3 876	10 818	10 172

Change in non-cash working capital	(1 201)	(397)	408

Cash flow provided by operating activities	2 675	10 421	10 580

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Annual Report 2020   Suncor Energy Inc.  21

2. Suncor Overview

Suncor is an integrated energy company headquartered in Calgary, Alberta, Canada. The company is strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, Suncor explores for, acquires, develops, produces and markets crude oil in Canada and internationally; the company transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. Suncor also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

For a description of Suncor's business segments, refer to the Segment Results and Analysis section of this MD&A.

Suncor's Strategy

We aim to maximize shareholder returns by focusing on our operational excellence, capital discipline through investment in high-value projects, and our commitment to environmental stewardship and sustainability. We believe that our balance sheet strength and financial health provide the foundation for our capital allocation framework, supporting long-term value creation and return to shareholders. We believe that Suncor is well positioned to succeed due to the company's competitive advantages: financial strength, a highly efficient, tightly integrated suite of assets, an industry-leading long-life, low-decline oil sands reserves base, and our investment in sustainability, technology and innovation.

Key components of Suncor's strategy include:

•
Free funds flow growth through high-return/value investments – Suncor's growth and development plan is focused on projects and initiatives that are expected to create long-term value for the company through free funds flow growth. The company's significant long-life, low-decline reserves base combined with our industry expertise allows the company to execute improvement strategies at existing assets, such as debottlenecks, the deployment of autonomous haul trucks across our Oil Sands assets, and the interconnecting pipelines between Oil Sands Base and Syncrude. Further structural cost savings are being realized through supply chain optimization initiatives and investments in technology for our marketing and trading business and core business systems, aimed at improving operational efficiencies. In addition, we believe that the company's regional oil sands advantage provides the company with the economies of scale required to realize synergies between assets. This is further enhanced by the agreement in principle by the Syncrude joint venture owners for Suncor to take over as operator, by the end of 2021 which will capitalize on the collective strength of our regional operations and drive operating efficiencies and improve performance.

•
Optimize value through integration and secured market access – From the ground to the gas station, Suncor optimizes profit along each step of the value chain through integration of the company's oil sands assets with its midstream and refining assets. Our broad asset base and operational flexibility allows us to optimize the production of higher value SCO in the upstream, while our extensive logistics assets and sales channels, enhanced by our trading and marketing expertise, drives additional value as equity barrels move down the value chain. Through this midstream and marketing network and our geographical diversity, the company is able to maximize crude production and refinery utilization by securing sales outlets while receiving global-based pricing for the majority of its production.

•
Industry-leading unit costs through operational excellence and reliability – Suncor aims to get the most out of its assets through a focus on operational excellence, which means operating in a way that is safe, reliable, cost-efficient and environmentally responsible. Driving down costs and a continued focus on improved productivity and reliability are expected to help us achieve maximum value from our operations. The company's acceleration of the digital transformation strategy and the implementation of process and technology improvements are foundational to building on our cost reduction targets achieved in 2020.

•
Be an industry leader in sustainable development – Suncor is focused on triple bottom line sustainability, which means leadership and industry collaboration in environmental performance, social responsibility and creating a strong economy. We believe that Suncor's growth will be enhanced by investments in lower carbon energy, and we have made such investments a key priority in achieving our sustainable development goals.

•
Technology and people-enabled – Suncor is focused on shifting our culture and leveraging technology to improve performance and reliability, which are central to our operational excellence journey. Unleashing the full potential of our people and technology will be critical in achieving our environmental, operational and financial goals.

22  Annual Report 2020   Suncor Energy Inc.

2020 Highlights

Suncor delivered on annual cost reduction targets, reducing annual operating costs by $1.3 billion (approximately 12%) in 2020, compared to 2019 levels, and reduced annual capital expenditures by $1.9 billion (approximately 33%) in 2020, compared to the original 2020 capital guidance midpoint.

•
Suncor exceeded its previously announced $1.0 billion operating cost reduction target by $300 million, or 30%, through base business reductions and delivering on cost reduction initiatives, including supply chain savings initiatives, lower operating costs at Fort Hills as the company reduced production to keep pace with downstream demand, including temporarily transitioning to a one train operation, and relief provided by the Government of Canada's Emergency Wage Subsidy (CEWS) program, partially offset by COVID-19 response costs.

•
Suncor also met its $1.9 billion capital reduction target in 2020, reducing its capital expenditures to $3.8 billion, which was approximately 33% less than the original 2020 capital guidance midpoint. Targeted capital reductions in 2020 included the deferral and cancellation of projects, the reduction in spending across various assets and increased execution efficiency. The company delivered a number of strategic initiatives within this target that enhanced integration between Suncor and Syncrude, expanded the company's market reach, debottlenecked In Situ facilities and its Edmonton refinery, and reduced structural operating costs by leveraging technology.

Suncor entered the year with a strong investment grade balance sheet and a proven track record of shareholder returns and, at the onset of the COVID-19 pandemic, responded decisively to maintain its financial strength and liquidity.

•
In 2020, the company secured $2.8 billion in additional credit facilities and issued $1.25 billion of 5.00% senior unsecured medium term notes due 2030, US$450 million of 2.80% senior unsecured notes due 2023 and US$550 million of 3.10% senior unsecured notes due 2025. As of December 31, 2020, Suncor had approximately $7.9 billion of liquidity.

•
In 2020, the company paid $1.670 billion in dividends to shareholders and, prior to the onset of the COVID-19 pandemic, repurchased $307 million of its own common shares for cancelation.

•
Suncor remains disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, highlighting the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the year, the Toronto Stock Exchange (TSX) accepted a notice to commence a normal course issuer bid (NCIB) for up to 44,000,000 common shares.

•
Subsequent to 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development (GEAD) for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals. The sale reinforces Suncor's continued focus on capital discipline and enables the company to allocate resources to core assets and maximize shareholder returns.

In 2020, the company managed the significant volatility caused by the COVID-19 pandemic by leveraging the flexibility of its integrated asset base with a continued focus on value over volume across the company's assets.

•
The company achieved the second best year of SCO production in its history with 466,200 bbls/d which reflected a continued focus on value over volume. SCO production was supported by In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. The company was able to maximize price realizations by shifting its upstream product mix towards higher priced light crude, which resulted in combined upgrader utilization of 85%.

•
The company was able to maximize its refined product margins by optimizing refinery product mix in response to rapidly shifting demand.

•
Through our regional synergies and asset flexibility, the company continued to maximize the value of its allotted barrels under the mandatory production curtailment program enacted by the Alberta government.

Suncor's Refinery and Marketing (R&M) segment achieved refinery utilization of 88% in 2020, consistently outperforming Canadian refining industry averages(1).

(1)
Source: Canadian Energy Regulator – https://www.cer-rec.gc.ca/en/data-analysis/energy-commodities/crude-oil-petroleum- products/statistics/weekly-crude-run-summary-data.html
•
Suncor leveraged its refinery product mix, midstream logistics flexibility, strong domestic sales network including integration with its retail network, export capabilities, and storage capacity to achieve utilization rates which continued to outperform the Canadian refining industry average in 2020.

Annual Report 2020   Suncor Energy Inc.  23

•
Suncor also continues to invest in midstream opportunities to expand the company's market reach and strengthen the company's sales channels, including the expansion of its Burrard product terminal, increased marine vessel activity and additional pipeline arrangements which provide feedstock optionality to our refineries. These actions have further enabled the company to sustain high refinery utilization and crude production rates throughout 2020, despite weakened demand due to the impacts of the COVID-19 pandemic.

•
Effective January 1, 2021, the company increased nameplate capacity of its Edmonton refinery from 142,000 bbls/d to 146,000 bbls/d as a result of debottlenecking activities.

Advancement of late stage, high-value and low capital economic investment projects with meaningful progress towards Suncor's incremental free funds flow(1) target by 2025.

(1)
Free funds flow is a Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.
•
In 2020, construction continued on the interconnecting pipelines between Suncor's Oil Sands Base operations and Syncrude. The pipelines provide increased operational flexibility through the ability to transfer bitumen and sour SCO between the two plants, enabling higher utilization. The asset was brought into service in the fourth quarter of 2020.

•
Through the deployment of the Autonomous Haulage System (AHS) at Fort Hills, the company has optimized its operations and expects AHS to further enhance safety, and environmental and operational performance.

•
At Firebag, work to expand the capacity of the facility by 12,000 bbls/d was completed, in the fourth quarter of 2020, enabling the asset to exit the year producing near its new nameplate capacity of 215,000 bbls/d.

Investments in new technologies and renewable energy that lower emissions and provide new sustainable energy sources.

•
In 2020, the company increased its investments in clean technology, including LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market, and the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals.

24  Annual Report 2020   Suncor Energy Inc.

3. Financial Information

Net (Loss) Earnings

Suncor's net loss in 2020 was $4.319 billion, compared to net earnings of $2.899 billion in 2019. Net (loss) earnings were impacted by the same factors that influenced operating (loss) earnings, which are described below. Other items affecting net (loss) earnings in 2020 and 2019 included:

•
In 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $845 million against its share of the White Rose and Terra Nova assets, in the Exploration and Production (E&P) segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the impacts of the COVID-19 pandemic, the high degree of uncertainty surrounding the future of the West White Rose Project and changes to their respective capital, operating and production plans.

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $286 million in 2020, compared to an after-tax gain of $590 million in 2019.

•
In 2020, in the Oil Sands segment the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project.

•
During 2019, the company recorded non-cash after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted heavy crude oil prices and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

•
In 2019, Suncor sold its 37% interest in Canbriam Energy Inc. (Canbriam), a private natural gas company, for total proceeds and an equivalent gain of $151 million ($139 million after-tax), in the E&P segment.

•
In 2019, the company recorded an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets.

•
In 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's enactment of legislation for a staged reduction of the corporate income tax rate from 12% to 8%.

Operating (Loss) Earnings

Consolidated Operating (Loss) Earnings Reconciliation(1)

Year ended December 31 ($ millions)	2020	2019	2018

Net (loss) earnings	(4 319)	2 899	3 293

Asset impairments	2 221	3 352	—

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(286)	(590)	989

Provision for Keystone XL pipeline project	142	—	—

(Gain) on significant disposals and loss on equity investment(2)	—	(187)	30

Impact of income tax adjustments on deferred income taxes	—	(1 116)	—

Operating (loss) earnings(1)	(2 242)	4 358	4 312

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
In 2018, the company recorded a net non-cash loss of $90 million, after-tax, in the E&P segment related to an asset exchange with Canbriam, as a result of the decline in benchmark natural gas prices in B.C., and an after-tax gain of $60 million in the Oil Sands segment on the sale of the company's interest in the Joslyn oil sands mining project.

Annual Report 2020   Suncor Energy Inc.  25

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
The bridge factor for Inventory Valuation is comprised of changes in the first-in, first out (FIFO) inventory valuation and short-term commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor's consolidated operating loss in 2020 was $2.242 billion, compared to operating earnings of $4.358 billion in the prior year. In 2020, crude oil and refined product realizations decreased significantly, with crude oil and crack spread benchmarks declining by more than 30% compared to the prior year due to the impacts of the COVID-19 pandemic and OPEC+ supply issues. The decline in consumer demand for refined products resulted in lower crude oil demand and lower overall upstream production volumes and refinery crude throughput as the company managed its operations to meet demand levels. 2020 results were also impacted by a FIFO inventory valuation loss on the decline in value of refinery feedstock. Operating losses were minimized by the decrease in costs associated with lower production as well as cost reduction initiatives executed in 2020. Operating earnings in 2019 included insurance proceeds related to the company's assets in Libya.

Cash Flow Provided by Operating Activities and Funds from Operations

Funds from operations for 2020 were $3.876 billion, compared to $10.818 billion in 2019 and were impacted by the same factors as operating (loss) earnings described above.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $2.675 billion in 2020, compared to $10.421 billion in 2019, reflecting a larger use of cash in working capital, compared to the prior year, which was primarily due to a decrease in accounts payable balances associated with lower operating costs and an increase in income tax receivable balances resulting from the carry-back of tax losses, which is expected to be received in late 2021.

Results for 2019 Compared with 2018

Net earnings in 2019 were $2.899 billion, compared to $3.293 billion in 2018. Net earnings were impacted by the same factors impacting operating earnings described below, as well as the net earnings adjustments impacting 2019 and 2018, which are described in detail above.

Suncor's operating earnings in 2019 were $4.358 billion, compared to $4.312 billion in 2018. The increase was primarily a result of improved western Canadian crude oil differentials, including a substantial narrowing of heavy crude and SCO differentials, which more than offset lower benchmark pricing from the prior year. This led to an increase in Oil Sands price realizations and a net favourable inventory valuation change on crude feedstock costs, partially offset by increased deferral of profit on crude oil sales to R&M, and lower refining margins. Operating earnings in 2019 were also positively impacted by higher overall upstream production, attributed to improved reliability at Syncrude and the ramp up of Fort Hills and Hebron throughout 2019, partially offset by the impact of the Government of Alberta's mandatory production curtailments.

These factors were partially offset by an increase in expenses associated with Suncor's increased production in 2019. DD&A expense was further impacted by the transition to IFRS 16, which also increased financing expenses.

26  Annual Report 2020   Suncor Energy Inc.

Funds from operations for 2019 were $10.818 billion, compared to $10.172 billion in 2018, and were impacted by the same factors as operating earnings described above, excluding the impact of DD&A expense.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $10.421 billion in 2019, compared to $10.580 billion in 2018, as 2019 included a use of cash in working capital, compared to a source of cash in working capital in 2018 which was due to a decrease in accounts receivable balances and refinery inventory value associated with the declining price environment in the second half of the year.

Business Environment

Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor's operations.

Average for the year ended December 31	2020	2019	2018

WTI crude oil at Cushing (US$/bbl)	39.40	57.05	64.80

Dated Brent Crude (US$/bbl)	41.65	64.30	71.05

Dated Brent/Maya crude oil FOB price differential (US$/bbl)	6.35	6.45	9.10

MSW at Edmonton (Cdn$/bbl)	45.60	69.20	69.30

WCS at Hardisty (US$/bbl)	26.85	44.25	38.50

Light/heavy differential for WTI at Cushing less WCS at Hardisty (US$/bbl)	(12.55)	(12.80)	(26.30)

SYN-WTI differential (US$/bbl)	(3.15)	(0.60)	(6.20)

Condensate at Edmonton (US$/bbl)	37.15	52.85	61.00

Natural gas (Alberta spot) at AECO (Cdn$/mcf)	2.25	1.75	1.50

Alberta Power Pool Price (Cdn$/MWh)	46.70	54.90	50.35

New York Harbor 2-1-1 crack(1) (US$/bbl)	11.75	19.90	19.40

Chicago 2-1-1 crack(1) (US$/bbl)	8.05	17.05	17.35

Portland 2-1-1 crack(1) (US$/bbl)	14.05	24.45	24.00

Gulf Coast 2-1-1 crack(1) (US$/bbl)	9.90	19.15	17.90

Exchange rate (US$/Cdn$)	0.75	0.75	0.77

Exchange rate (end of period) (US$/Cdn$)	0.78	0.77	0.73

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

The COVID-19 pandemic significantly lowered demand for crude oil and refined products in 2020, resulting in a decrease in crude oil and crack spread benchmarks of more than 30% compared to 2019.

Suncor's sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand of sweet SCO from Western Canada, which influences SCO differentials. Price realizations for sweet SCO were unfavourably impacted by a decrease in WTI at Cushing to US$39.40/bbl in 2020, from US$57.05/bbl in 2019, and the widening of SCO differentials.

Suncor also produces sour SCO, the price realizations for which are influenced by various crude benchmarks including, but not limited to, MSW at Edmonton and WCS at Hardisty, and which can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton decreased to $45.60/bbl in 2020 compared to $69.20/bbl in 2019, and prices for WCS at Hardisty decreased to US$26.85/bbl in 2020 from US$44.25/bbl in 2019.

Bitumen production that Suncor does not upgrade is blended with diluent to facilitate delivery on pipeline systems. Net bitumen price realizations are therefore influenced by prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton and SCO) and pipeline tolls. Bitumen price realizations can also be affected by bitumen quality and spot sales. Bitumen prices were favourably impacted by narrower heavy crude oil differentials in 2020 compared to 2019.

Suncor's price realizations for production from East Coast Canada and E&P International assets are influenced primarily by the price for Brent crude, which averaged US$41.65/bbl in 2020, compared to US$64.30/bbl in 2019. Due to the nature of cargo shipments at the company's offshore assets, the timing associated with bulk cargo sales can result in price

Annual Report 2020   Suncor Energy Inc.  27

realizations that deviate from the average benchmark price over the period.

Suncor's refining and marketing margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillate. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor's realized refining and marketing margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor's refining and marketing business.

Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor's realized refining and marketing margin. This internal index is a single value calculated based on a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor's unique set of refinery configurations, overall crude slate and product mix, and the benefit of its location, quality and grade differentials and marketing margins. The internal index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.

Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company's realized refining and marketing margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.

In 2020, the 2-1-1 benchmark crack spreads declined significantly compared to the prior year quarter due to decreased demand for transportation fuels. The Suncor 5-2-2-1 index was US$19.95/bbl in 2020, compared to US$25.90/bbl in 2019, impacted by lower benchmark cracking margins and narrowing crude differentials.

Natural gas used in Suncor's Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $2.25/mcf in 2020, from $1.75/mcf in the prior year.

Excess electricity produced in Suncor's Oil Sands operations business is sold to the Alberta Electric System Operator, with the proceeds netted against the Oil Sands operations cash operating costs per barrel metric. The Alberta power pool price decreased to an average of $46.70/MWh in 2020 from $54.90/MWh in the prior year.

The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices. The majority of Suncor's expenditures are realized in Canadian dollars. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. In 2020, the Canadian dollar remained unchanged in relation to the U.S. dollar as the average exchange rate for both 2020 and 2019 was US$0.75 per one Canadian dollar.

Conversely, some of Suncor's assets and liabilities, notably 65% of the company's debt, are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. An increase in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations.

28  Annual Report 2020   Suncor Energy Inc.

Economic Sensitivities(1)(2)

The following table illustrates the estimated effects that changes in certain factors would have had on 2020 net loss and funds from operations(3) if the listed changes had occurred.

(Estimated change, in $ millions)	Impact on 2020 Net Loss	Impact on 2020 Funds from Operations(3)

Crude oil +US$1.00/bbl	210	210

Natural gas +Cdn$0.10/mcf	(25)	(25)

WTI – narrowing light/heavy differential +US$1.00/bbl	35	35

2-1-1 crack spreads +US$1.00/bbl	125	125

Foreign exchange +$0.01 US$/Cdn$ related to operating activities(4)	(125)	(125)

Foreign exchange on U.S. dollar denominated debt +$0.01 US$/Cdn$	175	—

(1)
Each line item in this table shows the effects of a change in that variable only, with other variables being held consistent.

(2)
Changes for a variable imply that all such similar variables are impacted, such that Suncor's average price realizations increase uniformly. For instance, "Crude oil +US$1.00/bbl" implies that price realizations influenced by WTI, Brent, SCO, WCS, par crude at Edmonton and condensate all increase by US$1.00/bbl.

(3)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(4)
Excludes the foreign exchange impact on U.S. dollar denominated debt.

Annual Report 2020   Suncor Energy Inc.  29

4. Segment Results and Analysis

Suncor has classified its operations into the following segments:

Oil Sands

Suncor's Oil Sands segment, with assets located in the Athabasca oil sands of northeast Alberta, produces bitumen from mining and in situ operations. Bitumen is either upgraded into SCO for refinery feedstock and diesel fuel, or blended with diluent for refinery feedstock or direct sale to market through the company's midstream infrastructure and its marketing activities. The segment includes the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The Oil Sands segment includes:

•
Oil Sands operations refer to Suncor's owned and operated mining, extraction, upgrading, in situ and related logistics, blending and storage assets in the Athabasca oil sands region. Oil Sands operations consist of:

•
Oil Sands Base operations include the Millennium and North Steepbank mining and extraction operations, integrated upgrading facilities known as Upgrader 1 and Upgrader 2, and the associated infrastructure for these assets – including the bi-directional interconnecting pipelines between Suncor's Oil Sands Base operations and Syncrude and the utilities, energy, reclamation and storage facilities.

•
In Situ operations include oil sands bitumen production from Firebag and MacKay River and supporting infrastructure, including central processing facilities, cogeneration units, product transportation infrastructure, diluent import capabilities, storage assets and a cooling and blending facility. In Situ also includes development opportunities which may support future in situ production, including Meadow Creek (75%), Lewis (100%), OSLO (77.78%), Gregoire (100%), various interests in Chard (25% to 50%), and a non-operated interest in Kirby (10%). In Situ production is either upgraded by Oil Sands Base or blended with diluent and marketed directly to customers.

•
Fort Hills includes Suncor's 54.11% interest in Fort Hills, which the company operates, and the East Tank Farm Development (ETFD) in which Suncor holds a 51% interest and operates.

•
Syncrude refers to Suncor's 58.74% non-operated interest in the oil sands mining and upgrading operation. During 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021.

Exploration and Production

Suncor's E&P segment consists of offshore operations off the east coast of Canada and in the North Sea, the Norwegian Sea and the Norwegian North Sea and onshore assets in Libya and Syria. This segment also includes the marketing and risk management of crude oil and natural gas.

•
E&P Canada operations include Suncor's 37.675% working interest in Terra Nova, which Suncor operates. Production at Terra Nova has been shut in since the fourth quarter of 2019 and the company is evaluating with all stakeholders an economically viable path forward with a safe and reliable return to operations. Suncor also holds non-operated interests in Hibernia (20% in the base project and 19.190% in the Hibernia Southern Extension Unit (HSEU)), White Rose (27.5% in the base project and 26.125% in the extensions), and Hebron (21.034%). In addition, the company holds interests in several exploration licences and significant discovery licences offshore Newfoundland and Labrador.

•
E&P International operations include Suncor's non-operated interests in Buzzard (29.89%), the GEAD (26.69%), Oda (30%), the Fenja project (17.5%), and the Rosebank future development project (40%). Buzzard, Golden Eagle, and Rosebank are located in the U.K. sector of the North Sea, while Oda and the Fenja project are located in the Norwegian North Sea and the Norwegian Sea, respectively. In addition, Suncor owns, pursuant to exploration and production sharing agreements (EPSAs), working interests in the exploration and development of oilfields in the Sirte Basin in Libya, although production in Libya remained partially shut in throughout 2020 due to continued political unrest. The timing of a return to normal operations in Libya remains uncertain. Suncor also owns, pursuant to a production sharing contract (PSC), an interest in the Ebla gas development in Syria, which has been suspended, indefinitely, since 2011 due to political unrest in the country. Subsequent to the end of the year, the company reached an agreement to sell its 26.69% working interest in the GEAD. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals.

Refining and Marketing

Suncor's Refining and Marketing segment consists of two primary operations, the refining and supply and marketing operations discussed below, as well as the infrastructure

30  Annual Report 2020   Suncor Energy Inc.

supporting the marketing, supply and risk management of refined products, crude oil, natural gas, power and byproducts. This segment also includes the trading of crude oil, refined products, natural gas and power.

•
Refining and Supply operations refine crude oil and intermediate feedstock into a wide range of petroleum and petrochemical products. Refining and Supply consists of:

•
Eastern North America operations include a 137 mbbls/d refinery located in Montreal, Quebec and an 85 mbbls/d refinery located in Sarnia, Ontario.

•
Western North America operations include a 146 mbbls/d refinery located in Edmonton, Alberta (increased from 142 mbbls/d at December 31, 2020) and a 98 mbbls/d refinery in Commerce City, Colorado.

•
Other Refining and Supply assets include interests in a petrochemical plant and a sulphur recovery facility in Montreal, Quebec, product pipelines and terminals throughout Canada and the U.S., and the St. Clair ethanol plant in Ontario.

•
Marketing operations sell refined petroleum products to retail customers through a combination of company owned Petro Canada™ and Sunoco™ locations and branded dealers in Canada and company owned locations in the US marketing under other international brands. The company's marketing operations also sells refined petroleum products through a nationwide commercial road transportation network in Canada, and to other commercial and industrial customers, including other retail sellers, in Canada and the U.S.

Corporate and Eliminations

The Corporate and Eliminations segment includes the company's investments in renewable energy projects and other activities not directly attributable to any other operating segment.

•
Renewable Energy includes interests in four wind farm operations in Ontario and Western Canada: Adelaide, Chin Chute, Magrath and Sunbridge as well as the Forty Mile Wind Power Project, which was restarted in early 2021 and is currently planned for completion in late 2022 after it was temporarily paused during 2020.

•
Corporate activities include stewardship of Suncor's debt and borrowing costs, expenses not allocated to the company's businesses, and investments in clean technology, such as Suncor's investment in Enerkem Inc. (Enerkem), LanzaJet, Inc., and the Varennes Carbon Recycling facility.

•
Intersegment revenues and expenses are removed from consolidated results in Eliminations. Intersegment activity includes the sale of product between the company's segments, primarily relating to crude refining feedstock sold from Oil Sands to Refining and Marketing.

Oil Sands

2020 Highlights

•
The company achieved the second best year of SCO production in its history with 466,200 bbls/d, which reflected its continued focus on value over volume. SCO production was supported by In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. The company was able to maximize price realizations by shifting its upstream product mix towards higher priced light crude, which resulted in combined upgrader utilization of 85%.

•
The company exceeded its company-wide operating cost reduction targets, achieving a reduction in Oil Sands operating costs of approximately $850 million or 11% from the prior year, primarily as a result of base business reductions and delivering on cost reduction initiatives. These initiatives included enhancements to our supply chain model as well as lower structural operating costs at Fort Hills as the company reduced production to keep pace with downstream demand, including temporarily transitioning operations to one primary extraction train.

•
The company met its capital cost reduction targets, which included a reduction in capital spend at Oil Sands of approximately $800 million or 23% from the prior year. This was achieved by shifting the focus to sustaining projects designed to maintain safe and reliable operations and reducing economic spend.

•
In 2020, construction continued on the interconnecting pipelines between Suncor's Oil Sands Base operations and Syncrude. The pipelines provide increased operational flexibility through the ability to transfer bitumen and sour SCO between the two plants, enabling higher utilization. The asset was brought into service in the fourth quarter of 2020.

•
During 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. Suncor, together with the other Syncrude joint venture owners, will continue to drive operating efficiencies, improve performance and develop regional synergies through integration.

•
At Firebag, work to expand the capacity of the facility by 12,000 bbls/d was completed, enabling the asset to produce near its new nameplate capacity of 215,000 bbls/d exiting the year.

Annual Report 2020   Suncor Energy Inc.  31

Strategy and Investment Update

Suncor holds one of the largest resource positions in the Athabasca oil sands. The company has developed a unique asset base within the Athabasca oil sands and has established a regional advantage given the close proximity of the company's assets to one another, which the company can leverage to maximize the value of its production volumes. Management is committed to delivering safe, reliable, low-cost production, while moving forward in the areas of technology and innovation and environmental sustainability. The Oil Sands regional advantage is strengthened by the company's marketing and trading expertise, including the midstream and logistics network which secures market access, optimizes price realizations associated with the marketing of crude oil, byproducts and natural gas supply, manages inventory levels, and limits the impacts of external market factors, including pipeline disruptions, lack of egress or outages at refining customers.

The primary focus for both cost management and capital discipline in 2021 will be to continue efforts to sustainably reduce controllable operating costs through implementation of digital technologies that will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value. Through the acceleration of Suncor's transformation, the company continues to work to reduce the cost structure of running its business while increasing productivity. Capital allocation continues to focus on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing high-value economic investment projects.

The company continues to invest in projects that are economically robust, sustainably minded and technologically progressive. Looking ahead, Suncor expects to continue to advance incremental debottlenecks to maximize the value of the Firebag asset. Debottlenecking capacity and timing will depend on economic conditions, supported by integrated well pad development and Solvent SAGD technologies. Additional technology projects, including the continued deployment of AHS, and innovative tailings technology advancements, including Permanent Aquatic Storage Structure, demonstrate the importance technology and innovation have in increasing efficiency and lowering operating costs while improving our environmental and safety performance. These initiatives, combined with continued advancement of digital technologies, will contribute in part to the company's incremental free funds flow(1) target.

The company's ability to leverage technology and innovation is at the core of our strategy supporting our financial, social and environmental goals. The investments to replace the coke-fired boilers with a cogeneration facility at Oil Sands Base is expected to provide reliable steam generation required for Suncor's extraction and upgrading, at a lower cost and with significantly lower carbon emissions. The facility is also expected to generate electricity that will be transmitted to Alberta's power grid, lower the carbon intensity of the Alberta power grid while delivering value to Suncor. Construction of the cogeneration facility at Oil Sands Base was placed on hold in 2020 but has been restarted in 2021.

At Syncrude, planned economic spend in 2021 includes the Mildred Lake Extension project, which is expected to sustain Syncrude's current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building new infrastructure. The project is expected to come online in 2025.

Suncor remains committed to increasing reliability and enhancing the integration of our existing assets. During 2020, the Syncrude joint venture owners reached an agreement in principle for Suncor to take over as operator of the Syncrude asset by the end of 2021. Suncor, together with the other Syncrude joint venture owners, will continue to drive operating efficiencies, improve performance and develop regional synergies through integration, which will further support Syncrude's ability to achieve its cost and productivity targets. In addition, in 2021, the joint venture owners intend to focus on optimizing transfers on the interconnecting pipelines between Suncor's Oil Sands Base and Syncrude.

The Oil Sands capital program in 2021 is heavily weighted towards asset sustainment and maintenance, which includes significant planned maintenance at both Oil Sands operations, including a five-year turnaround at Oil Sands Base Upgrader 2, and Syncrude, with maintenance at its largest coker.

(1)
Free funds flow is a Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

32  Annual Report 2020   Suncor Energy Inc.

Financial Highlights

Year ended December 31 ($ millions)	2020	2019	2018

Gross revenues	10 617	18 347	15 743

Less: Royalties	(95)	(917)	(398)

Operating revenues, net of royalties	10 522	17 430	15 345

Net (loss) earnings	(3 796)	(427)	945

Adjusted for:

Asset impairment(1)	1 376	2 959	—

Provision for Keystone XL pipeline project	142	—	—

Gain on significant disposal(2)	—	—	(60)

Impact of income tax rate adjustment on deferred taxes(3)	—	(910)	—

Operating (loss) earnings(4)	(2 278)	1 622	885

Funds from operations(4)	1 986	6 061	4 964

(1)
In 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets due to continued volatility in the crude oil price environment, resulting in a decline in forecasted long-term heavy crude oil prices.

(2)
In 2018, the company recorded an after-tax gain of $60 million on the sale of the company's interest in the Joslyn oil sands mining project.

(3)
In 2019, the company recorded a $910 million deferred income tax recovery in the Oil Sands segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(4)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Operating Earnings (Loss) ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

The Oil Sands segment had an operating loss of $2.278 billion in 2020, compared to operating earnings of $1.622 billion in 2019. The decrease was primarily due to lower realized crude prices, as crude benchmarks decreased by approximately 30% compared to the prior year as a result of the COVID-19 pandemic. Operating earnings were also impacted by lower production volumes, as the company maximized volumes to the upgrader, reduced production to keep pace with downstream demand, and incurred higher unplanned maintenance compared to the prior year. These factors were partially offset by the decrease in operating, selling and general expenses, associated with lower

Annual Report 2020   Suncor Energy Inc.  33

production and the company's continued cost reduction initiatives, and lower royalties.

Oil Sands had a net loss of $3.796 billion in 2020, compared to $427 million in 2019, and was impacted by the same factors as operating (loss) earnings described above. In addition, 2020 net earnings included the impact of a non-cash after-tax impairment charge of $1.376 billion on its share of the Fort Hills assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic and changes to its capital, operating and production plans. In 2020, the company also recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project. 2019 net earnings included the impact of a non-cash impairment charge of $2.803 billion after-tax on the company's share of the Fort Hills assets, partially offset by a one-time deferred income tax recovery of $910 million associated with a staged reduction to the Alberta corporate income tax rate.

Funds from operations for the Oil Sands segment were $1.986 billion in 2020, compared to $6.061 billion in 2019, and were influenced by the same factors that impacted operating earnings (loss).

Production Volumes(1)(2)

Year ended December 31 (mbbls/d)	2020	2019	2018

SCO and diesel production	477.5	497.0	437.4

Internally consumed diesel and internal transfers	(11.3)	(11.4)	(12.9)

Upgraded production	466.2	485.6	424.5

Non-upgraded bitumen production	127.2	184.8	204.1

Total Oil Sands production	593.4	670.4	628.6

(1)
Bitumen from Oil Sands Base operations is upgraded, while bitumen from In Situ operations is upgraded or sold directly to customers. Yields of SCO from Suncor's upgrading processes are approximately 79% of bitumen feedstock input. Yields of SCO from Syncrude's upgrading processes are approximately 85% of bitumen feedstock input.

(2)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "Upgraded production" and "Non-upgraded bitumen production" to better reflect the integration among the company's assets with no impact to overall production volumes. Comparative periods have been updated to reflect this change.

SCO production decreased to 466,200 bbls/d in 2020 from 485,600 bbls/d in 2019, marking the second best year of SCO production in the company's history. During 2020, the company achieved a combined upgrader utilization rate of 85% compared to 88% in the prior year, reflecting lower volumes at Syncrude as planned maintenance activities were optimized in response to a weaker business environment resulting in reduced production. 2020 production was also impacted by an operational incident at the secondary extraction facilities at Oil Sands Base, which was partially mitigated by increased In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. As a result, overall Oil Sands production was reduced by the yield loss associated with upgrading In Situ bitumen to SCO. Despite the impact on our production volumes and cost per barrel metrics, the result of this strategy had a positive impact on overall funds flow and reflects our value over volume approach.

Non-upgraded bitumen production decreased to 127,200 bbls/d in 2020 from 184,800 bbls/d in 2019, as Fort Hills temporarily transitioned to one primary extraction train, bitumen production from Firebag was diverted to the upgrader to maximize value over volume, maintenance activities were completed at Firebag to increase the nameplate capacity of the facility and lower production at MacKay River as a result of an outage that occurred in late 2019. MacKay River returned to operations early in the second quarter of 2020, and was fully ramped up to nameplate capacity in the fourth quarter of 2020. In the fourth quarter of 2020, Fort Hills commenced the phased ramp up to two primary extraction trains providing additional volumes at low incremental operating costs and expects to be operating at full rates by the end of 2021. Building on Suncor's commitment to operational excellence, the company exited the year with strong In Situ bitumen production, with both Firebag and MacKay River operating at near nameplate capacity.

Throughout 2020, Suncor continued to maintain its focus on value over volume, leveraging its broad asset base and operational flexibility to maximize the value of its allotted barrels under the Province of Alberta's mandatory curtailment program. The company optimized the transfer of its allotted curtailment credits among the company's assets, which helped the company achieve the second best year of SCO production in its history. Late in 2020, the Alberta government made the decision to suspend monthly limits on production under the curtailment system, effective December 2020.

Sales Volumes and Mix(1)

Year ended December 31 (mbbls/d)	2020	2019	2018

SCO and diesel	467.9	483.6	431.7

Non-upgraded bitumen	125.6	187.5	191.3

Total	593.5	671.1	623.0

(1)
Beginning in 2020, the company revised the presentation of its sales volumes to aggregate sales from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall sales volumes. Comparative periods have been updated to reflect this change.

34  Annual Report 2020   Suncor Energy Inc.

SCO and diesel volumes decreased to 467,900 bbls/d in 2020, compared to 483,600 bbls/d in 2019, reflecting the same factors impacting production volumes.

Non-upgraded bitumen decreased to 125,600 bbls/d in 2020, from 187,500 bbls/d in the prior year, consistent with the decrease in production.

Price Realizations(1)(2)

Year ended December 31 Net of transportation costs, but before royalties ($/bbl)	2020	2019	2018

SCO and diesel	43.83	70.68	68.32

Non-upgraded bitumen	22.37	45.71	32.67

Crude sales basket (all products)	39.29	63.70	57.37

Crude sales basket, relative to WTI	(13.51)	(12.00)	(26.60)

(1)
Beginning in 2020, the company revised the presentation of its price realizations to aggregate price realizations from each asset into the categories of "SCO and diesel" and "Non-upgraded bitumen" to better reflect the integration among the company's assets with no impact to overall price realizations. Comparative periods have been updated to reflect this change.

(2)
Beginning in 2020, the company revised its "Non-upgraded bitumen" price realization to include midstream activities employed to optimize its logistics capacity and more accurately reflect the performance of the product stream. Comparative periods have been restated to reflect this change.

In 2020, Oil Sands price realizations were impacted by a significant decline in demand due to the impacts of the COVID-19 pandemic and OPEC+ supply issues at the beginning of 2020. Price realizations stabilized through the year as benchmarks improved following increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.

Royalties

Royalties were lower in 2020 relative to 2019, primarily due to lower crude price realizations and sales volumes.

Expenses and Other Factors

Total operating and transportation expenses for 2020 were lower relative to 2019, as described in detail below. See the Cash Operating Costs section below for further details.

In 2020, the relief provided under the Government of CEWS program, safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic have been included in operating and transportation expenses by asset. These recoveries and costs, however, have been excluded from the company's cash operating costs per barrel metrics for comparability purposes.

At Oil Sands operations, operating costs decreased compared to the prior year, primarily due to lower sales volumes, cost reduction initiatives and lower planned maintenance costs, partially offset by an increase in natural gas prices.

At Fort Hills, operating costs in 2020 decreased when compared to the prior year, primarily due to structural and variable cost savings associated with the temporary transition to one primary extraction train in the middle of the year. The structural cost savings were sustained as the asset completed its phased ramp up to two primary extraction trains in the fourth quarter of 2020.

Syncrude operating costs in 2020 decreased compared to the prior year, primarily due to cost reduction initiatives and lower planned maintenance costs.

Oil Sands transportation costs in 2020 decreased from the prior year, primarily due to lower sales volumes.

DD&A expense for 2020 increased when compared to 2019 due to higher derecognition charges of property, plant and equipment and exploration and evaluation assets in 2020, mainly due to the impacts of the COVID-19 pandemic.

Annual Report 2020   Suncor Energy Inc.  35

Cash Operating Costs

Year ended December 31	2020	2019	2018

Oil Sands operating, selling and general expense (OS&G)	7 169	8 027	7 577

Oil Sands operations cash operating costs(1) reconciliation

Oil Sands operations OS&G	4 292	4 639	4 222

Non-production costs(2)	(107)	(179)	(100)

Excess power capacity and other(3)	(248)	(241)	(237)

Inventory changes	(3)	48	(14)

Oil Sands operations cash operating costs(1) ($ millions)	3 934	4 267	3 871

Oil Sands operations production volumes(4)(5) (mbbls/d)	380.9	414.5	420.3

Oil Sands operations cash operating costs(1) ($/bbl)	28.20	28.20	25.25

Fort Hills cash operating costs(1) reconciliation

Fort Hills OS&G	761	921	832

Non-production costs(2)	(52)	(115)	(120)

Inventory changes	(11)	9	55

Fort Hills cash operating costs(1) ($ millions)	698	815	767

Fort Hills production volumes (mbbls/d)	58.1	85.3	67.4

Fort Hills cash operating costs(1) ($/bbl)	32.80	26.15	31.20

Syncrude cash operating costs(1) reconciliation

Syncrude OS&G	2 116	2 467	2 523

Non-production costs(2)	(66)	(156)	(95)

Syncrude cash operating costs(1)(6) ($ millions)	2 050	2 311	2 428

Syncrude production volumes(4)(5) (mbbls/d)	165.7	172.3	144.2

Syncrude cash operating costs(1) ($/bbl)	33.80	36.75	46.15

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
Significant non-production costs include, but are not limited to, share-based compensation expense and research expenses. In addition, for 2020, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs in 2020 also include the relief provided under the CEWS program. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(3)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

(4)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In 2020, Oil Sands operations production volumes included 8,600 bbls/d of internally consumed diesel, of which 7,000 bbls/d was consumed at Oil Sands Base, 1,300 bbls/d was consumed at Fort Hills and 300 bbls/d was consumed at Syncrude. Syncrude production volumes included 2,600 bbls/d of internally consumed diesel. In addition, Oil Sands operations includes 80 bbls/d of SCO that was transferred to Suncor's share of Syncrude through the interconnecting pipelines.

(5)
Beginning in 2020, Oil Sands operations cash operating costs are based on production volumes, which include internally consumed diesel produced at Oil Sands Base and consumed at Fort Hills, Syncrude and Oil Sands Base, while all the prior periods presented exclude internally consumed diesel at Oil Sands Base from production volumes. Prior periods were not restated due to the immaterial impact of the change in presentation. Also, beginning in 2020, Syncrude cash operating costs are based on production volumes, which include internally consumed diesel, while all the prior periods presented here exclude internally consumed diesel from production. Prior periods were not restated due to the immaterial impact of the change in presentation.

(6)
Beginning in 2020, the company revised the methodology for calculating Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to reflect this change.

(1)
Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are a non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Oil Sands operations cash operating costs per barrel(1) in 2020 were comparable to the prior year as lower maintenance costs and cost reduction initiatives were offset by lower production volumes and higher natural gas costs. Total Oil Sands operations cash operating costs decreased to $3.934 billion from $4.267 billion in the prior year.

Fort Hills cash operating costs per barrel(1) averaged $32.80 in 2020, compared to $26.15 in 2019, reflecting lower production as Fort Hills temporarily moved to one primary extraction train in the middle of the year, as the company managed production to keep pace with reduced downstream demand, partially offset by a reduction in costs.

Syncrude cash operating costs per barrel(1) decreased to $33.80 in 2020, compared to $36.75 in the previous year, due to cost reduction initiatives and lower maintenance costs. Suncor's share of total Syncrude cash operating costs decreased to $2.050 billion from $2.311 billion in 2019.

In 2020, non-production costs across all assets, which are excluded from cash operating costs, were lower than the prior year, primarily due to CEWS and lower share-based compensation expense, partially offset by safe-mode and COVID-19 response costs.

36  Annual Report 2020   Suncor Energy Inc.

Non-Cash Asset Impairment

During the first quarter of 2020, the company recorded an impairment of $1.376 billion (net of taxes of $0.445 billion) on its share of Fort Hills due to a decline in forecasted crude oil prices as a result of decreased global demand due to the impacts of the COVID-19 pandemic and changes to its capital, operating and production plans. In the fourth quarter of 2020, the Fort Hills partners approved the phased restart of the second primary extraction train, which restarted earlier than what was assumed in the first quarter impairment test. As such, the company performed an impairment reversal assessment as at December 31, 2020. Based on the following asset-specific assumptions an impairment reversal was not required:

•
WCS price forecast of US$32.00/bbl in 2021, US$41.15/bbl in 2022, US$47.50/bbl in 2023 and US$49.50/bbl in 2024, escalating at approximately 2% per year thereafter over the life of the project up to 2064, adjusted for asset-specific location and quality differentials;

•
the company's share of production averaging 74,000 bbls/d through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from 97,000 to 105,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $25.50/bbl through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from $19.00/bbl to $23.00/bbl thereafter as the project returns to full capacity over the remaining life of the project (expressed in real dollars);

•
foreign exchange rate of US$0.76 per one Canadian dollar in 2021, and US$0.80 per one Canadian dollar thereafter; and

•
risk-adjusted discount rate of 7.5% (after-tax).

Positive factors, including an increase to forecasted production as a result of the restart of the second primary extraction train, improved WCS price forecast in the next two years, and lower operating costs were offset by lower long-term prices and the negative impact from a strengthening Canadian dollar. The recoverable amount of the Fort Hills cash generating unit (CGU) was $5.7 billion as at December 31, 2020, which indicated that no impairment reversal was required.

The recoverable amount estimate is most sensitive to price and discount rate. A 5% average increase in price over the life of the project would have resulted in an impairment reversal amount of approximately $1.0 billion (after-tax) on the company's share of the Fort Hills assets. A 1% decrease in the discount rate would have resulted in an impairment reversal amount of approximately $0.9 billion (after-tax) on the company's share of the Fort Hills assets.

Planned Maintenance

The company plans to commence maintenance at Upgrader 1 late in the first quarter of 2021. Additional maintenance at Oil Sands Base Upgrader 1 is scheduled for the second and third quarters of 2021. The five-year planned maintenance turnaround at Oil Sands Base Upgrader 2 is scheduled for the second quarter of 2021 as is the planned maintenance at the largest Syncrude coker. The anticipated impact of these maintenance events has been reflected in the company's 2021 guidance.

Exploration and Production

2020 Highlights

•
E&P production was 101,700 bbls/d in 2020 compared to 106,800 bbls/d in 2019. Production highlights included increased production at Hebron, with five new production wells coming online in 2020 and increased volumes at Oda.

•
In 2020, capital expenditures and operating costs in E&P were reduced by approximately 50% and 10%, respectively, compared to the prior year, primarily as a result of the company's continued focus on cost reduction initiatives and deferral of capital projects including the West White Rose Project and the Terra Nova asset life extension (ALE).

•
Economic investment capital included development drilling at Golden Eagle, Buzzard and Oda and development work at Fenja and Buzzard Phase 2 intended to extend the productive life of existing fields.

•
Subsequent to 2020, the company reached an agreement to sell its 26.69% working interest in the GEAD for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals. The sale reinforces Suncor's continued focus on capital discipline and enables the company to allocate resources to core assets and maximize shareholder returns.

Strategy and Investment Update

The E&P segment delivers geographically diversified cash flows and focuses primarily on low-cost projects that deliver significant returns, cash flow and long-term value. The E&P business is strengthened by the company's marketing and trading expertise, which secures market access, optimizes price realizations, manages inventory levels and limits the impacts of external market factors.

The company continues to exercise capital discipline, carefully evaluating future projects and being disciplined in the deployment of capital in a constrained environment. At

Annual Report 2020   Suncor Energy Inc.  37

Terra Nova, the ALE project was deferred in 2020 and the company safely preserved the floating production storage and offloading unit quayside until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the end of the year, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with owners and all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

In 2020, the operator of the West White Rose Project announced a full project review given the continued market uncertainty caused by the COVID-19 pandemic and has moved the project into safekeeping mode, along with cancelling the 2021 construction season. While the White Rose asset is currently producing, there is considerable doubt regarding the future of the West White Rose Project. Discussions are ongoing with the operator and various levels of government to determine the future of the project. The Government of Newfoundland and Labrador has agreed to provide some support for the West White Rose Project in 2021.

The company has ongoing development activities offshore the east coast of Canada and in the U.K. North Sea, intended to leverage existing facilities and infrastructure to provide incremental production and extend the productive life of existing fields. These activities are planned to continue in 2021, but are expected to be limited to development drilling at Hebron and Oda, with continued development work at Buzzard Phase 2 and the Fenja project in Norway. The Rosebank project is currently in the pre-sanction phase.

Subsequent to 2020, the company reached an agreement to sell its 26.69% working interest in the GEAD for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals.

Financial Highlights

Year ended December 31 ($ millions)	2020	2019	2018

Gross revenues(1)	1 851	3 372	3 474

Less: Royalties(1)	(95)	(302)	(257)

Operating revenues, net of royalties	1 756	3 070	3 217

Net (loss) earnings	(832)	1 005	807

Adjusted for:

Asset Impairment(2)	845	393	—

(Gain) on significant disposals and loss on equity investment(3)	—	(187)	90

Impact of income tax rate adjustments on deferred income taxes(4)	—	(70)	—

Operating earnings(5)	13	1 141	897

Funds from operations(5)	1 054	2 143	1 779

(1)
Production, revenues and royalties from the company's Libya operations have been presented in the E&P section of this MD&A on an economic basis and exclude an equal and offsetting gross up of revenues and royalties of $48 million in 2020 and $303 million in 2019, which is required for presentation purposes in the company's financial statements under the working-interest basis.

(2)
In 2019, the company recorded an after-tax impairment charge of $393 million against White Rose due to increased capital cost estimates at the West White Rose Project.

(3)
2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets. Also in 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows. In 2018, the company recorded a net non-cash loss of $90 million, after-tax, related to an asset exchange with Canbriam.

(4)
In 2019, the company recorded a $70 million deferred income tax recovery in the E&P segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(5)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

38  Annual Report 2020   Suncor Energy Inc.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

Operating earnings were $13 million for E&P in 2020, compared to $1.141 billion in the prior year, with the decrease due to significantly lower realized crude prices due to the impacts of the COVID-19 pandemic, which resulted in crude oil benchmarks decreasing by more than 30%, and lower sales volumes, partially offset by the decrease in costs associated with lower production as well as cost reduction initiatives executed in 2020. Operating earnings in 2019 included insurance proceeds related to the company's assets in Libya.

E&P had a net loss of $832 million in 2020, compared to net earnings of $1.005 billion in 2019, and was impacted by the same factors as operating earnings described above. In addition, the net loss in 2020 included non-cash after-tax impairment charges of $845 million against its share of the White Rose and Terra Nova assets due to a decline in forecasted crude oil prices as a result of decreased global demand due to the COVID-19 pandemic, the high degree of uncertainty surrounding the future of the West White Rose Project and changes to their respective capital, operating and production plans.

Funds from operations were $1.054 billion in 2020, compared to $2.143 billion in 2019. The decrease was largely due to the same factors that impacted operating earnings described above.

Production Volumes(1)

Year ended December 31	2020	2019	2018

E&P Canada (mbbls/d)	59.7	59.9	53.9

E&P International (mboe/d)	42.0	46.9	49.5

Total Production (mboe/d)	101.7	106.8	103.4

Total Sales Volumes (mboe/d)	102.6	106.0	102.8

(1)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of "E&P Canada" and "E&P International" to simplify the presentation. Comparative periods have been updated to reflect this change.

E&P Canada production volumes in 2020 were comparable to the prior year as increased production at Hebron and Hibernia was offset by a decrease in production at Terra Nova as it continues to remain offline.

The company continues to exercise capital discipline, carefully evaluating future projects and being disciplined in the deployment of capital. At Terra Nova, the ALE project was deferred in 2020 and the company safely preserved the floating production storage and offloading unit quayside until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to the end of the year, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with owners

Annual Report 2020   Suncor Energy Inc.  39

and all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

E&P International production volumes averaged 42,000 boe/d in 2020, compared to 46,900 boe/d in 2019, with the decrease primarily related to natural declines in the U.K., partially offset by an increase in production from Oda, which began production in 2019.

Price Realizations

Year ended December 31 Net of transportation costs, but before royalties	2020	2019	2018

Exploration and Production

E&P Canada – Crude oil and natural gas liquids ($/bbl)	49.69	84.86	87.82

E&P Canada – Natural gas ($/mcf)	—	—	1.94

E&P International ($/boe)	50.28	81.09	86.77

E&P average price ($/boe)	49.96	82.92	86.96

Price realizations at E&P Canada and E&P International were impacted by a significant decline in demand due to the impacts of the COVID-19 pandemic and OPEC+ supply issues at the beginning of 2020. Price realizations stabilized through the year as benchmarks improved following increased demand, optimism relating to vaccine rollouts and OPEC+ supply management.

Royalties

E&P royalties were lower in 2020 primarily due to the decrease in price realizations.

Expenses and Other Factors

Operating expenses were lower in 2020, compared to 2019, primarily due to reduced operating activity in E&P Canada.

DD&A and exploration expenses in 2020 decreased from the prior year due to lower DD&A expense on lower sales volumes.

Non-Cash Asset Impairment

White Rose assets:

During the first quarter of 2020, the company recorded an impairment of $137 million (net of taxes of $45 million) on its share of the White Rose assets due to changes to its capital, operating and production plans. In the fourth quarter of 2020, the company reassessed the likelihood of completing the West White Rose Project. As a result of this reassessment, the company performed an impairment test of the White Rose CGU. While the base White Rose asset is expected to continue to produce into the future, the company has removed the reserves and forecasted revenues for the West White Rose Project. The impact of this change has reduced planned production from the CGU and increased the expected closure costs, no longer supporting a positive recoverable amount for the CGU. An after-tax impairment charge of $423 million (net of taxes of $136 million) was recognized and the White Rose CGU was fully impaired as at December 31, 2020 to reflect significant uncertainty around the future of the asset.

Terra Nova assets:

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets using the following asset-specific assumptions:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset- specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $24 million as at March 31, 2020.

No indicators of impairment or reversals of impairment were identified as at December 31, 2020.

Planned Maintenance of Operated Assets

There are no planned maintenance activities planned for Suncor's operated assets.

40  Annual Report 2020   Suncor Energy Inc.

Refining and Marketing

2020 Highlights

•
R&M delivered refinery crude throughput of 407,000 bbls/d in 2020, compared to 438,900 bbls/d in 2019, reflecting reduced demand as a result of the impacts of the COVID-19 pandemic. Average refinery utilization was 88% in 2020, compared with 95% in 2019. Suncor leveraged its strong domestic sales network and export channels, including integration with its retail network, to achieve higher utilization rates which outperformed the Canadian refining industry average throughout 2020.

•
On a FIFO basis, Suncor's refining and marketing margin(1) declined to $25.30/bbl in 2020, from $40.45/bbl in the prior year due to lower demand and benchmarks as a result of the impacts of the COVID-19 pandemic in addition to the impact of FIFO inventory valuation. Suncor's refining and marketing margin decreased approximately 38% compared to the prior year, compared to a decrease of approximately 45% in crack spreads for the same period. This relative outperformance reflected Suncor's feedstock advantage, enabling the company to process discounted heavier crude oil, its marketing and logistics expertise, and strong sales channels within its integrated retail and wholesale network.

•
In support of the company's operating and capital cost reduction targets, operating costs were reduced by $280 million or 13% compared to 2019 while capital costs were reduced by approximately $300 million or approximately 40%.

•
Suncor continues to invest in midstream opportunities which expand the company's market reach and strengthen the company's sales channels, including the expansion of its Burrard product terminal, increased marine vessel activity and additional pipeline arrangements which provide feedstock optionality to our refineries.

•
The company increased the nameplate capacity of the Edmonton refinery, from 142,000 bbls/d to 146,000 bbls/d, subsequent to the end of the year, as a result of debottlenecking activities.

Strategy and Investment Update

The R&M business serves to maximize Suncor's integrated returns by extending the value chain from oil sands production to the end customer and is a key component of Suncor's integrated business model. The company aims to operate its refineries at optimal levels of utilization to provide reliable offtake for a portion of the production from the Oil Sands segment. The R&M business is strengthened by the company's marketing and trading expertise, by optimizing the supply of crude and natural gas liquids (NGLs) feedstock to the company's four refineries, managing crude inventory levels during refinery turnarounds and periods of unplanned maintenance, as well as managing external impacts from pipeline disruptions. The marketing and logistics organization also moves Suncor's refinery production to market and ensures supply to Suncor's branded retail and wholesale marketing channels. The business provides reliable natural gas supply to Suncor's upstream and downstream operations and generates incremental revenue through trading and asset optimization.

Through the acceleration of Suncor's transformation, the company continues to work to reduce the cost structure of the business, including the decision to relocate the downstream organization to the company's head office in Calgary.

Suncor continues to invest in midstream opportunities which expand the company's market reach and strengthen the company's sales channels, including the expansion of its Burrard product terminal, increased marine vessel activity and additional pipeline arrangements which provide feedstock optionality to our refineries. Through Suncor's midstream and logistics network, the company secures market access, optimizes price realizations associated with refined products and crude oil supply, manages inventory levels and limits the impacts of external market factors.

Suncor remains committed to supporting the transition to a low-carbon future through sustainability and technology initiatives. Canada's Electric Highway™, the coast-to-coast network of fast-charging electric vehicle stations across Canada, is one way that we are supporting consumers' transition to a low-carbon future.

Suncor continues to leverage its strong consumer position through the Petro-Canada™ brand, demonstrating our commitment to Canadians through our Live by the Leaf™ platform, introducing purposeful innovation with Canada's Electric Highway™ and through the Petro-Canada CareMakers Foundation™.

(1)
Non-GAAP financial measure. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Annual Report 2020   Suncor Energy Inc.  41

Financial Highlights

Year ended December 31 ($ millions)	2020	2019	2018

Operating revenues	15 272	22 304	23 778

Net earnings	866	3 000	3 154

Adjusted for:

Impact of income tax rate adjustments on deferred taxes(1)	—	(88)	—

Operating earnings(2)	866	2 912	3 154

Funds from operations(2)	1 708	3 863	3 798

(1)
In 2019, the company recorded an $88 million deferred income tax recovery in the R&M segment associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Bridge Analysis of Operating Earnings ($ millions)(1)

(1)
For an explanation of the construction of this bridge analysis, see the Advisories – Non-GAAP Financial Measures section of this MD&A.

R&M contributed annual operating earnings of $866 million in 2020, compared with $2.912 billion in 2019. The decrease was primarily due to lower refining and marketing margins and a FIFO inventory loss as a result of significantly lower crude benchmarks as well as lower crude throughput and refined product sales due to lower demand for transportation fuels due to the impacts of the COVID-19 pandemic, partially offset by lower operating expenses.

Net earnings in 2020 were $866 million, compared to net earnings of $3.000 billion in 2019, and were impacted by the same factors as operating earnings described above.

R&M achieved an annual funds from operations of $1.708 billion in 2020, compared to $3.863 billion in 2019, due primarily to the same factors that impacted operating earnings described above.

42  Annual Report 2020   Suncor Energy Inc.

Volumes

Year ended December 31	2020	2019	2018

Crude oil processed (mbbls/d)

Eastern North America	201.0	203.3	208.1

Western North America	206.0	235.6	222.7

Total	407.0	438.9	430.8

Refinery utilization(1) (%)

Eastern North America	91	92	94

Western North America	86	98	93

Total	88	95	93

Refined Product Sales (mbbls/d)

Gasoline	214.1	246.6	245.6

Distillate(2)	215.7	218.1	203.4

Other	73.6	74.7	78.4

Total	503.4	539.4	527.4

Refining and marketing margin – FIFO(3)(4) ($/bbl)	25.30	40.45	42.80

Refining and marketing margin – LIFO(3)(4) ($/bbl)	28.65	36.80	46.60

Refining operating expense(4) ($/bbl)	5.50	5.35	5.35

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

(3)
Beginning in 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

(4)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Refinery utilization averaged 88% in 2020, compared with 95% in 2019, as the company reduced refinery throughput as a result of a decrease in consumer demand for transportation fuels due to the impacts of the COVID-19 pandemic. As market conditions evolved and the demand profile shifted, the company was able to leverage its midstream storage capacity and diversified sales channels to respond quickly to changing consumer demand and optimize its product mix. The company also leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining average through 2020. Subsequent to 2020, the nameplate capacity of the Edmonton refinery increased from 142,000 bbls/d to 146,000 bbls/d as a result of debottlenecking activities.

Total refined product sales decreased to 503,400 bbls/d in 2020, compared to 539,400 bbls/d in 2019, as a result of reduced average consumer demand due to the impacts of the COVID-19 pandemic.

Refining and Marketing Margins

Refining and marketing margins were influenced by the following:

•
On a LIFO(1) basis, Suncor's refining and marketing margin declined to $28.65/bbl in 2020, from $36.80/bbl in the prior year due to lower demand and benchmarks as a result of the impacts of the COVID-19 pandemic. Suncor's refining and marketing margin decreased approximately 20% compared to the prior year, compared to a decrease of approximately 45% in benchmark crack spreads for the same period. This relative outperformance reflects Suncor's feedstock advantage, enabling the company to process discounted heavier crude oil, its marketing and logistics capabilities, and strong sales channels within its integrated retail and wholesale network.

•
On a FIFO basis, Suncor's refining and marketing margin declined to $25.30/bbl in 2020, from $40.45/bbl in the prior year due to the same factors noted above, in addition to the impact of FIFO inventory valuation. In 2020, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO accounting method, resulted in a negative impact on the company's results of $384 million, after-tax. FIFO had a positive impact on operating earnings of $461 million, after-tax, in the prior year, for an overall unfavourable year-over-year impact of $838 million, after-tax, including the impact of short-term commodity risk management activities.

Expenses and Other Factors

Operating and transportation expenses decreased compared to the prior year, primarily due to the impact of the company's cost reduction initiatives, relief provided under the CEWS program, a decrease in variable costs associated with the decrease in crude throughput and sales volumes and lower share-based compensation expense. Refining operating expense(1) per barrel was $5.50 in 2020, compared to $5.35 in the prior year, with the increase primarily due to lower crude throughput.

DD&A expense in 2020 was comparable to the prior year.

Planned Maintenance

Planned maintenance is scheduled for the Edmonton, Montreal and Commerce City refineries in the second quarter of 2021. The anticipated impact of these maintenance events has been reflected in the company's 2021 guidance.

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Annual Report 2020   Suncor Energy Inc.  43

Corporate and Eliminations

2020 Highlights

•
In 2020, the company secured $2.8 billion in additional credit facilities and issued $1.25 billion of 5.00% senior unsecured medium term notes due 2030, US$450 million of 2.80% senior unsecured notes due 2023 and US$550 million of 3.10% senior unsecured notes due 2025. As of December 31, 2020, Suncor had $7.9 billion of liquidity.

•
In 2020, the company paid $1.670 billion in dividends to shareholders and, prior to the onset of the COVID-19 pandemic, repurchased $307 million of its own common shares for cancellation.

•
In 2020, the company increased its investments in clean technology, including LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market and the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals.

•
The company continues to progress on Suncor 4.0 through investments to improve the productivity, reliability, safety and environmental performance of our operations and contribute to the company's incremental free funds flow target.

•
Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the year, the TSX accepted Suncor's notice to commence a new NCIB for up to 44,000,000 common shares.

Strategy and Investment Update

Returning value to shareholders continues to be a top priority for Suncor. Suncor entered the year with a strong investment grade balance sheet and a proven track record of shareholder returns and, at the onset of the COVID-19 pandemic, responded decisively to maintain its financial strength and liquidity. Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company. Subsequent to the end of the year, the TSX accepted Suncor's notice to commence a new NCIB for up to 44,000,000 common shares.

Investment in low carbon power and being a part of the emerging biofuel industry is a key component of Suncor's climate change action plan. In 2019, Suncor sanctioned the Forty Mile Wind Power Project, a 200 MW renewable energy power project in southern Alberta that is expected to generate significant value through sustainable power generation and retention of the generated carbon credits for utilization in Suncor's upstream business. The project was deferred in 2020 due to capital reductions in response to the COVID-19 pandemic and is currently under construction. This project enables Suncor to make meaningful progress towards its sustainability goal of a 30% greenhouse gas (GHG) emissions intensity reduction by 2030.

In addition, the company continues to make investments in new technologies and renewable energy that lower its emissions and provide new sustainable energy sources. This includes equity investments in Enerkem., a waste-to-biofuels and chemicals producer, and LanzaJet, Inc., a company working to bring sustainable aviation fuel and renewable diesel to the commercial market. In 2020, Enerkem, Suncor and other partners announced construction plans for the Varennes Carbon Recycling facility, a biofuel plant in Varennes, Quebec, that is designed to convert commercial and industrial non-recyclable waste into biofuels and renewable chemicals. Suncor believes this investment complements Suncor's existing renewable fuels and power portfolio and further demonstrates Suncor's involvement in the global energy transition with low-carbon investments that are aligned with our current business.

Suncor continues to progress its digital transformation and implement new digital technologies across the enterprise to help improve the safety, productivity, reliability and environmental performance of our operations which the company anticipates will enable operational efficiencies that will provide further structural cost savings. As a result of the COVID-19 pandemic and its impact on the business environment, the company accelerated certain aspects of the digital transformation, primarily associated with process and technology improvements and workforce reductions, to reduce the cost structure of running the business while increasing productivity. The company anticipates that the implementation of digital technologies will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value.

44  Annual Report 2020   Suncor Energy Inc.

Financial Highlights

Year ended December 31 ($ millions)	2020	2019	2018

Net loss	(557)	(679)	(1 613)

Adjusted for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(286)	(590)	989

Impact of income tax rate adjustments on deferred income taxes(1)	—	(48)	—

Operating loss(2)	(843)	(1 317)	(624)

Corporate and Renewables	(936)	(1 113)	(876)

Eliminations – Intersegment profit realized (eliminated)	93	(204)	252

Funds used in operations(2)	(872)	(1 249)	(369)

(1)
In 2019, the company recorded a $48 million deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

(2)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Corporate and Renewables

Corporate incurred an operating loss of $936 million in 2020, compared with an operating loss of $1.113 billion in 2019, with the decreased operating loss primarily due to lower share-based compensation expense, favourable income tax settlements and relief provided under the CEWS program partially offset by an increase in interest expense associated with increased debt in 2020. Suncor capitalized $120 million of its borrowing costs in 2020, compared to $122 million in 2019, as part of the cost of major development assets and construction projects in progress.

Year ended December 31	2020	2019	2018

Renewable Energy power generation marketed (gigawatt hours)(1)	200	184	183

(1)
Power generated includes curtailed production for which the company was compensated.

Eliminations – Intersegment profit realized (eliminated)

Eliminations reflect the deferral or realization of profit on crude oil sales from Oil Sands to R&M. Consolidated profits are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. In 2020, the company realized $93 million of after-tax intersegment profit, compared to an elimination of profit of $204 million in the prior year. The change year-over-year was primarily due to the decrease in Oil Sands crude margins in 2020, as higher margin crude feedstock inventory sourced internally from Oil Sands was sold and replaced by lower margin crude feedstock inventory, resulting in a realization of profit at the enterprise level.

Funds used in operations for the Corporate and Eliminations segment were $872 million in 2020, compared to $1.249 billion in 2019, and were influenced by the same factors that impacted operating earnings, adjusted for the non-cash component of share-based compensation expense.

Annual Report 2020   Suncor Energy Inc.  45

5. Fourth Quarter 2020 Analysis

Financial and Operational Highlights

Three months ended December 31 ($ millions, except as noted)	2020	2019

Net (loss) earnings

Oil Sands	(293)	(2 682)

Exploration and Production	(379)	(162)

Refining and Marketing	268	558

Corporate and Eliminations	236	(49)

Total	(168)	(2 335)

Operating (loss) earnings(1)

Oil Sands	(151)	277

Exploration and Production	44	231

Refining and Marketing	268	558

Corporate and Eliminations	(303)	(284)

Total	(142)	782

Funds from (used in) operations(1)

Oil Sands	729	1 405

Exploration and Production	312	555

Refining and Marketing	415	793

Corporate and Eliminations	(235)	(200)

Total funds from operations	1 221	2 553

Changes in non-cash working capital	(407)	(249)

Cash flow provided by operating activities	814	2 304

Production volumes (mboe/d)

Oil Sands – SCO and diesel	514.3	456.3

Oil Sands – Non-upgraded bitumen	157.2	206.0

Exploration and Production	97.7	115.9

Total	769.2	778.2

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

Net Loss

Suncor had a consolidated net loss for the fourth quarter of 2020 of $168 million, compared to a net loss of $2.335 billion for the prior year quarter. The net loss was affected by the same factors that influenced operating earnings described subsequently in this section of this MD&A. Other items affecting the net losses over these periods included:

•
The after-tax unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt was $539 million for the fourth quarter of 2020, compared to a gain of $235 million for the fourth quarter of 2019.

•
During the fourth quarter of 2020, the company recorded non-cash after-tax impairment charges of $423 million against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project.

•
In the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project, in the Oil Sands segment.

•
During the fourth quarter of 2019, the company recorded after-tax impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted long-term heavy crude oil prices, and $393 million against White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

Cash Flow provided by Operating Activities and Funds from Operations

Funds from operations were $1.221 billion in the fourth quarter of 2020, compared to $2.553 billion in the fourth quarter of 2019, and included a $186 million transportation provision related to the Keystone XL pipeline project. Funds from operations were influenced by the same factors impacting operating (loss) earnings described in the Segmented Analysis below.

Cash flow provided by operating activities, which includes changes in non-cash working capital, was $814 million for the fourth quarter of 2020, compared to $2.304 billion in the prior year quarter, and was influenced by the same factors impacting operating (loss) earnings noted below. In addition, cash flow provided by operating activities was further impacted by a higher use of cash associated with the company's working capital balances, as compared to the prior year quarter. The use of cash in the company's non-cash working capital balances was primarily due to an increase in production and commodity prices at the end of the quarter, resulting in an increase in accounts receivable and inventory balances.

Segmented Analysis

Oil Sands

The Oil Sands segment had an operating loss of $151 million in the fourth quarter of 2020, compared to operating earnings of $277 million in the prior year quarter. The decrease was primarily due to lower realized crude prices, as crude benchmarks decreased by approximately 25% compared to the prior year quarter as a result of the impacts of the COVID-19 pandemic, partially offset by lower operating expenses, a higher proportion of higher value SCO

46  Annual Report 2020   Suncor Energy Inc.

barrels in the product mix, enabled by strong reliability, and lower royalties, DD&A and exploration expenses.

SCO production increased to 514,300 bbls/d in the fourth quarter of 2020 from 456,300 bbls/d in the fourth quarter of 2019, marking the second best quarter of SCO production in the company's history and resulted in a combined upgrader utilization rate of 95% in the fourth quarter of 2020 compared to 83% in the prior year quarter. Increased production in the fourth quarter of 2020 was primarily due to strong reliability at Syncrude and Oil Sands Base ramping up to full operating rates. Following the completion of maintenance activities early in the quarter, the company achieved combined upgrader utilization of 102% in November and December of 2020. Both quarters were impacted by planned maintenance at Oil Sands operations while the prior year quarter was impacted by planned maintenance at Syncrude. SCO production was further supported by increased In Situ bitumen production diverted to the upgrader to maximize the production of higher value SCO barrels. Increased upgrader utilization impacted total Oil Sands production due to the yield loss associated with the bitumen upgrading process. Despite the impact on our production volumes and cost per barrel metrics, the result of this strategy had a positive impact on overall funds flow and reflects our value over volume approach.

Non-upgraded bitumen production decreased to 157,200 bbls/d in the fourth quarter of 2020 from 206,000 bbls/d in the fourth quarter of 2019, as bitumen production from Firebag was diverted to the upgrader to maximize value over volume and maintenance activities were completed at Firebag early in the quarter. Production in the fourth quarter of 2020 was also impacted by lower production at Fort Hills as the asset commenced the phased ramp up to two primary extraction trains providing additional volumes at low incremental operating costs. The maintenance activities at Firebag have expanded the nameplate capacity of the facility through the installation of new incremental emulsion handling and steam infrastructure and also addressed plant restrictions that developed during the third quarter of 2020. Building on Suncor's commitment to operational excellence, the company exited the fourth quarter of 2020 with strong In Situ bitumen production, with both Firebag and MacKay River operating at near nameplate capacity.

SCO and diesel sales volumes increased to 495,600 bbls/d in the fourth quarter of 2020, from 447,600 bbls/d in the prior year quarter, consistent with the increase in production, partially offset by a build of inventory as a result of strong production and timing of sales.

Non-upgraded bitumen sales volumes were 139,600 bbls/d in the fourth quarter of 2020, compared to 218,100 bbls/d in the prior year quarter, and were influenced by the same factors that impacted production volumes, discussed above, in addition to a build of inventory as increased sales were transported to customers extending down to the U.S. Gulf Coast.

Exploration and Production

Operating earnings for the E&P segment in the fourth quarter of 2020 decreased to $44 million, from $231 million in the prior year quarter, with the decline primarily due to significantly lower realized crude prices due to the impacts of the COVID-19 pandemic, which resulted in crude oil benchmarks decreasing by more than 25%, and lower production volumes, partially offset by lower royalties, DD&A expense, exploration expenses and operating expenses.

Production volumes for E&P Canada were 56,800 bbls/d in the fourth quarter of 2020, compared to 69,600 bbls/d in the prior year quarter. Production volumes decreased in the fourth quarter of 2020, primarily due to the Terra Nova quayside preservation.

At Terra Nova, the company continued to exercise capital discipline by safely preserving the floating production storage and offloading unit quayside and deferring the ALE project until an economically viable path forward with a safe and reliable return to operations can be determined. Subsequent to 2020, Suncor and the Terra Nova joint venture partners, together with the Government of Newfoundland and Labrador, agreed to a non-binding Memorandum of Understanding, which provides for a financial commitment by the government, including a modified royalty regime, in support of continued operations. The ALE project is currently being evaluated with owners and all stakeholders to determine the best option to integrate and optimize potential funding to recover the remaining resources from the Terra Nova project.

E&P International production was 40,900 boe/d in the fourth quarter of 2020, compared to 46,300 boe/d in the prior year quarter. The decrease in the fourth quarter of 2020 reflected lower asset performance and natural production declines in the U.K.

Refining and Marketing

R&M operating earnings in the fourth quarter of 2020 were $268 million, compared to $558 million in the prior year quarter. The decrease was primarily due to lower refining and marketing margins as a result of significantly lower crack spread benchmarks and lower crude throughput and refined product sales due to lower demand for transportation fuels due to the COVID-19 pandemic, partially offset by lower operating expenses. Operating earnings were favourably impacted by a FIFO inventory valuation gain of $44 million after-tax on the increase in crude and refined product benchmarks in the fourth quarter of 2020, compared to a FIFO inventory valuation loss of $16 million after-tax in the prior year quarter.

Annual Report 2020   Suncor Energy Inc.  47

Refinery crude throughput was 438,000 bbls/d and refinery utilization was 95% in the fourth quarter of 2020, compared to refinery crude throughput of 447,500 bbls/d and refinery utilization of 97% in the prior year quarter, with the decline due to lower demand for refined products during the fourth quarter of 2020 as a result of the COVID-19 pandemic. Suncor leveraged its strong domestic sales network and export channels, including integration with the retail network, within its downstream business to achieve higher utilization rates which continued to outperform the Canadian refining industry average in the fourth quarter of 2020.

Refined product sales decreased in the fourth quarter of 2020 to 508,800 bbls/d, compared to 534,600 bbls/d in the prior year quarter, as a result of the impacts of the COVID-19 pandemic.

Corporate and Eliminations

Corporate and Eliminations had an operating loss of $303 million in the fourth quarter of 2020, compared to an operating loss of $284 million in the fourth quarter of 2019, with the increased operating loss primarily due to an increase in interest expense associated with increased debt in 2020 and higher share-based compensation expense, partially offset by favourable tax settlements. During the fourth quarter of 2020, the company's elimination of profit amounted to $21 million after-tax, compared to a realization of $11 million of after-tax intersegment profit in the prior year quarter.

Suncor capitalized $26 million of its borrowing costs in the fourth quarter of 2020 as part of the cost of major development assets and construction projects in progress, compared to $37 million in the prior year quarter.

48  Annual Report 2020   Suncor Energy Inc.

6. Quarterly Financial Data

Financial Summary

Three months ended ($ millions, unless otherwise noted)	Dec 31 2020	Sept 30 2020	June 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	June 30 2019	Mar 31 2019

Total production (mboe/d)

Oil Sands	671.5	519.0	553.7	630.1	662.3	670.0	692.2	657.2

Exploration and Production	97.7	97.2	101.8	109.7	115.9	92.3	111.7	107.1

	769.2	616.2	655.5	739.8	778.2	762.3	803.9	764.3

Revenues and other income

Operating revenues, net of royalties	6 615	6 427	4 229	7 391	9 487	9 803	10 071	8 983

Other income (loss)	(21)	30	16	365	111	93	27	414

	6 594	6 457	4 245	7 756	9 598	9 896	10 098	9 397

Net (loss) earnings	(168)	(12)	(614)	(3 525)	(2 335)	1 035	2 729	1 470

per common share – basic (dollars)	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93

per common share – diluted (dollars)	(0.11)	(0.01)	(0.40)	(2.31)	(1.52)	0.67	1.74	0.93

Operating (loss) earnings(1)	(142)	(302)	(1 489)	(309)	782	1 114	1 253	1 209

per common share – basic(1) (dollars)	(0.09)	(0.20)	(0.98)	(0.20)	0.51	0.72	0.80	0.77

Funds from operations(1)	1 221	1 166	488	1 001	2 553	2 675	3 005	2 585

per common share – basic(1) (dollars)	0.80	0.76	0.32	0.66	1.66	1.72	1.92	1.64

Cash flow provided by (used in) operating activities	814	1 245	(768)	1 384	2 304	3 136	3 433	1 548

per common share – basic (dollars)	0.53	0.82	(0.50)	0.91	1.50	2.02	2.19	0.98

ROCE(1) (%) for the twelve months ended	(6.9)	(10.2)	(7.5)	(1.3)	4.9	9.7	10.4	8.2

ROCE(1)(2) (%) excluding major projects in progress for the twelve months ended	(7.4)	(10.8)	(7.9)	(1.4)	5.1	9.9	10.6	8.3

After-tax unrealized foreign exchange gain (loss) on U.S. dollar denominated debt	539	290	478	(1 021)	235	(127)	221	261

Common share information (dollars)

Dividend per common share	0.21	0.21	0.21	0.47	0.42	0.42	0.42	0.42

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	21.35	16.26	22.89	22.46	42.56	41.79	40.85	43.31

New York Stock Exchange (US$)	16.78	12.23	16.86	15.80	32.80	31.58	31.16	32.43

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A. ROCE excludes capitalized costs related to major projects in progress. Operating earnings (loss) for each quarter are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Funds from operations and ROCE for each quarter are defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each Quarterly Report issued by Suncor in respect of the relevant quarter.

(2)
ROCE excluding major projects in progress and impairments would have been 8.7%, 8.0%, 8.6%, and 5.4% for the second quarter of 2019, third quarter of 2019, fourth quarter of 2019 and first quarter of 2020, respectively, excluding the impacts of the $1.116 billion deferred tax recovery for the Alberta corporate income tax rate change in the second quarter of 2019.

Annual Report 2020   Suncor Energy Inc.  49

Business Environment

Three months ended (average for the period ended, except as noted)		Dec 31 2020	Sept 30 2020	June 30 2020	Mar 31 2020	Dec 31 2019	Sept 30 2019	June 30 2019	Mar 31 2019

WTI crude oil at Cushing	US$/bbl	42.65	40.95	27.85	46.10	56.95	56.45	59.85	54.90

Dated Brent crude	US$/bbl	44.20	43.00	29.20	50.15	63.30	61.90	68.85	63.20

Dated Brent/Maya FOB price differential	US$/bbl	3.30	3.50	2.70	15.95	9.30	5.20	6.75	4.45

MSW at Edmonton	Cdn$/bbl	50.25	51.30	30.20	52.00	68.10	68.35	73.90	66.45

WCS at Hardisty	US$/bbl	33.35	31.90	16.35	25.60	41.10	44.20	49.20	42.50

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(9.30)	(9.05)	(11.50)	(20.50)	(15.85)	(12.25)	(10.65)	(12.40)

SYN-WTI (differential) premium	US$/bbl	(3.05)	(2.45)	(4.55)	(2.70)	(0.70)	0.40	0.15	(2.30)

Condensate at Edmonton	US$/bbl	42.55	37.55	22.20	46.20	53.00	52.00	55.85	50.50

Natural gas (Alberta spot) at AECO	Cdn$/mcf	2.65	2.25	2.00	2.05	2.50	0.95	1.05	2.60

Alberta Power Pool Price	Cdn$/MWh	46.15	43.85	29.90	67.05	46.95	46.85	56.55	69.45

New York Harbor 2-1-1 crack(1)	US$/bbl	9.85	10.20	12.20	14.75	18.45	19.70	22.40	19.10

Chicago 2-1-1 crack(1)	US$/bbl	7.95	7.75	6.75	9.75	14.35	17.05	21.50	15.40

Portland 2-1-1 crack(1)	US$/bbl	13.15	12.55	12.20	18.30	25.45	23.90	29.10	19.35

Gulf Coast 2-1-1 crack(1)	US$/bbl	9.00	8.55	9.00	13.00	17.00	20.00	21.70	17.90

Exchange rate	US$/Cdn$	0.77	0.75	0.72	0.74	0.76	0.76	0.75	0.75

Exchange rate (end of period)	US$/Cdn$	0.78	0.75	0.73	0.71	0.77	0.76	0.76	0.75

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The company previously quoted 3-2-1 crack margin benchmarks based on wider use and familiarity with these benchmarks and, although the 3-2-1 crack spread is more commonly quoted, the company's refinery production is better aligned with a 2-1-1 crack spread, which better reflects the approximate composition of Suncor's overall refined product mix. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

Significant or Unusual Items Impacting Net (Loss) Earnings

Trends in Suncor's quarterly net (loss) earnings and cash flow provided by operating activities are driven primarily by production volumes, which can be significantly impacted by factors such as the COVID-19 pandemic beginning in the first quarter of 2020, operational incidents and the Government of Alberta's mandatory production curtailments implemented during 2019.

Trends in Suncor's quarterly net (loss) earnings and cash flow provided by operating activities are also affected by changes in commodity prices, price differentials, refining crack spreads and foreign exchange rates, as described in the Financial Information section of this MD&A. In addition to the impacts of changes in production volumes and business environment, net (loss) earnings over the last eight quarters were affected by the following events or significant adjustments:

•
During the fourth quarter of 2020, the company recorded non-cash after-tax impairment charges of $423 million against its share of the White Rose assets, in the E&P segment, as a result of the high degree of uncertainty surrounding the future of the West White Rose Project.

•
During the fourth quarter of 2020, the company recorded a provision to transportation expense for $186 million ($142 million after-tax) related to the Keystone XL pipeline project in the Oil Sands segment.

•
During the first quarter of 2020, the company recorded non-cash after-tax impairment charges of $1.376 billion on its share of the Fort Hills assets, in the Oil Sands segment, and $422 million against its share of the White Rose and Terra Nova assets, in the E&P segment, due to a decline in forecasted crude oil prices as a result of decreased global demand due to the impacts of the COVID-19 pandemic and changes to their respective capital, operating and production plans.

•
During the first quarter of 2020, the company recorded an after-tax hydrocarbon inventory write-down to net realizable value of $177 million, in the Oil Sands segment, and $220 million, in the R&M segment, as a result of a significant decline in benchmarks and demand for crude oil and refined products due to COVID-19 mitigation efforts. The full hydrocarbon inventory write-down amount of $397 million after-tax was included in net earnings but was excluded from operating earnings and funds from operations in the first quarter of 2020, and realized through operating earnings and funds from operations in the second quarter of 2020 when the product was sold.

50  Annual Report 2020   Suncor Energy Inc.

•
During the fourth quarter of 2019, the company recorded after-tax non-cash impairment charges of $2.803 billion on its share of the Fort Hills assets, in the Oil Sands segment, due to a decline in forecasted heavy crude oil prices and $393 million against its interest in White Rose, in the E&P segment, due to increased capital cost estimates at the West White Rose Project.

•
The third quarter of 2019 included an after-tax gain of $48 million in the E&P segment related to the sale of certain non-core assets.

•
In the second quarter of 2019, the company recorded a $1.116 billion deferred income tax recovery associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%.

•
In the second quarter of 2019, Suncor sold its 37% interest in Canbriam for total proceeds and an equivalent gain of $151 million ($139 million after-tax), which had previously been written down to nil in the fourth quarter of 2018 following the company's assessment of forward natural gas prices and the impact on estimated future cash flows.

Annual Report 2020   Suncor Energy Inc.  51

7. Capital Investment Update

Capital and Exploration Expenditures by Segment

Year ended December 31 ($ millions)	2020	2019	2018

Oil Sands	2 736	3 522	3 546

Exploration and Production	489	1 070	946

Refining and Marketing	515	818	856

Corporate and Eliminations	186	148	58

Total	3 926	5 558	5 406

Less: capitalized interest on debt	(120)	(122)	(156)

	3 806	5 436	5 250

Capital and Exploration Expenditures by Type, excluding capitalized interest

Year ended December 31, 2020 ($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total

Oil Sands

Oil Sands Base	1 241	254	1 495

In Situ	212	384	596

Fort Hills	155	21	176

Syncrude	320	74	394

Exploration and Production	6	451	457

Refining and Marketing	390	116	506

Corporate and Eliminations	64	118	182

	2 388	1 418	3 806

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity, and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves, improving processing capacity, utilization, cost or margin, including associated infrastructure.

In the second quarter of 2020, in response to the COVID-19 pandemic and OPEC+ supply issues, the company announced plans to reduce its planned 2020 capital expenditures to a range of $3.6 billion to $4.0 billion to preserve the financial health and resiliency of the company and navigate the current business environment. Suncor met this $1.9 billion capital reduction target by the end of 2020, reducing its capital expenditures to $3.806 billion which was an approximate 33% decrease compared to the original 2020 capital guidance midpoint. This was achieved by concentrating on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing and completing select late stage, high-value and low capital economic investment projects. Targeted capital reductions in 2020 included the deferral and cancellation of projects, the reduction in spending across various assets and increased execution efficiency.

In 2020, Suncor's capital expenditures on property, plant and equipment and exploration activities totaled $3.806 billion, excluding capitalized borrowing costs of $120 million. Activity in 2020 included the following:

Oil Sands Base

Oil Sands Base asset sustainment and maintenance capital expenditures were $1.241 billion in 2020 and were primarily focused on ensuring continued safe, reliable and efficient operations, as well as environmental compliance. The company's planned maintenance program in 2020 included work at Upgrader 1 and Upgrader 2, and the continued development of tailings infrastructure in addition to other reliability and sustainment projects across the operations. 2020 also included capital expenditures related to the rebuild at the Oil Sands Base plant secondary extraction facility, with the majority of the repair costs expected to be reimbursed through insurance proceeds anticipated to be received in 2021.

Oil Sands Base economic capital of $254 million in 2020 was focused on projects expected to improve productive capacity.

52  Annual Report 2020   Suncor Energy Inc.

This also included the construction of interconnecting pipelines between Suncor's Oil Sands Base and Syncrude. The asset was brought into service in the fourth quarter of 2020.

In Situ

In Situ capital expenditures were $596 million in 2020, of which $384 million was directed towards economic investment activities, which focused on the ongoing design and construction of well pads to develop additional reserves that are expected to maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines. Asset sustainment and maintenance capital expenditures were primarily directed towards the rebuild at the MacKay River central processing facility.

Fort Hills

Fort Hills capital expenditures were $176 million in 2020, with $155 million directed towards asset sustainment and capital expenditures related to mine and tailings development to support ongoing operations.

Syncrude

Syncrude capital expenditures were $394 million in 2020, the majority of which was for asset sustainment and maintenance capital expenditures focused on improving asset reliability and included capital related to turnarounds and maintenance. Syncrude economic capital was primarily focused on the construction of the interconnecting pipelines between Suncor's Oil Sands Base and Syncrude, which have enhanced integration between the assets and provided increased operational flexibility.

Exploration and Production

E&P capital and exploration expenditures were $457 million in 2020, and were primarily focused on economic investment projects, including development drilling at Hebron and Buzzard, and development work on the Fenja project and the West White Rose Project.

Refining and Marketing

R&M capital expenditures were $506 million in 2020, and were primarily related to the ongoing sustainment of, and enhancement to, refinery and retail operations.

Corporate

Corporate capital expenditures were $182 million, primarily directed towards the company's information technology and other corporate initiatives.

Suncor anticipates 2021 capital expenditures to be directed to the following projects and initiatives:

Oil Sands operations

For 2021, plans for economic investment include capital to progress low-carbon power generation to replace the coke-fired boilers at Oil Sands Base. Additional investment to maintain production capacity at existing facilities includes continued development of new reserves by building new well pads at In Situ and improving mining efficiency through the continued implementation of AHS at the Millennium mine.

Asset sustainment and maintenance capital expenditures for 2021 include the five-year planned turnaround at Oil Sands Base Upgrader 2. Asset sustainment and maintenance capital will also focus on tailings management and planned maintenance at Upgraders 1 and 2.

Fort Hills

Asset sustainment and maintenance capital expenditures for 2021 will focus on ongoing development of mining and tailings management projects to preserve production capacity.

Syncrude

For 2021, plans for economic investment will include capital to progress the Mildred Lake Extension-West Mine.

Sustaining capital expenditures for 2021 will focus on planned maintenance and reliability programs aimed at maintaining production capacity, which includes planned maintenance at the largest Syncrude coker.

Exploration and Production

Capital expenditures for 2021 are expected to include economic investments at Hebron, Hibernia, Buzzard, Oda, and Fenja.

Refining and Marketing

The company expects that sustaining capital will focus on ongoing sustainment and enhancement to refinery and retail operations, and other economic investment projects on logistics and the company's retail and wholesale network.

Corporate

For 2021, the company plans to make economic investments in digital technology initiatives and the Forty Mile Wind Power Project in southern Alberta, which was sanctioned in 2019.

Annual Report 2020   Suncor Energy Inc.  53

8. Financial Condition and Liquidity

Liquidity and Capital Resources

At December 31 ($ millions, except as noted)	2020	2019	2018

Cash flow provided by (used in)

Operating activities	2 675	10 421	10 580

Investing activities	(4 524)	(5 088)	(6 697)

Financing activities	1 786	(5 537)	(4 426)

Foreign exchange (loss) gain on cash and cash equivalents	(12)	(57)	92

Decrease in cash and cash equivalents	(75)	(261)	(451)

Cash and cash equivalents, end of year	1 885	1 960	2 221

Return on Capital Employed (%)(1)

Excluding major projects in progress(2)(3)	(7.4)	5.1	8.2

Including major projects in progress(2)	(6.9)	4.9	8.0

Net debt to funds from operations(1)(4)(5) (times)	5.1	1.5	1.5

Interest coverage on long-term debt (times)

Earnings basis(6)	(4.9)	3.4	6.4

Funds from operations basis(1)(5)(7)	3.9	13.4	14.1

(1)
Non-GAAP financial measures. See the Advisories – Non-GAAP Financial Measures section of this MD&A.

(2)
2020 ROCE includes asset impairment charges of $2.221 billion after-tax. 2019 ROCE includes asset impairment charges of $3.352 billion after-tax.

(3)
Excludes capitalized costs related to major projects in progress. ROCE excluding major projects in progress would have been (3.0%) in 2020, excluding the impact of impairments of $2.221 billion after-tax. ROCE excluding major projects in progress would have been 8.6% in 2019, excluding the impacts of impairments of $3.352 billion after-tax and the impact of the $1.116 billion deferred tax recovery relating to a change in the Alberta corporate income tax rate.

(4)
Net debt is equal to total debt less cash and cash equivalents.

(5)
Funds from operations and metrics that use funds from operations are non-GAAP financial measures. See the Non-GAAP Financial Measures Advisory section of this MD&A.

(6)
Equal to net earnings plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest on debt.

(7)
Equal to funds from operations plus current income tax and interest expense, divided by the sum of interest expense and capitalized interest on debt.

Cash Flow provided by Operating Activities

Cash flow provided by operating activities was $2.675 billion in 2020 compared to $10.421 billion in 2019. The decrease was primarily due to the significant decline in crude oil and refined product realizations, as crude oil and crack spread benchmarks decreased by more than 30% compared to the prior year due to the impacts of the COVID-19 pandemic and OPEC+ supply issues. Cash flow provided by operating activities in 2020 was also negatively impacted by lower overall upstream production volumes and refinery crude throughput as the company managed its operations to meet demand levels. Cash flow provided by operating activities in 2019 also included after-tax insurance proceeds of $264 million related to the company's Libya assets. These factors were partially offset by reduced costs associated with lower production as well as cost reduction initiatives executed in 2020.

Cash Flow used in Investment Activities

Cash flow used in investing activities was $4.524 billion in 2020 compared to $5.088 billion in 2019. The decrease was primarily due to lower capital expenditures as the company reduced, deferred or cancelled certain capital projects to meet its previously announced $1.9 billion capital reduction target in response to the COVID-19 pandemic. This was partially offset by an increase in investing working capital related to the timing of payments.

Cash Flow provided by (used in) Financing Activities

Cash flow provided by financing activities was $1.786 billion in 2020, compared to cash flow used in financing activities of $5.537 billion in 2019. The increase was primarily due to the net increase in short-term debt, issuance of long-term debt and reduced share repurchases and dividends following the company's decisions to help strengthen the financial resiliency of the company in response to the COVID-19 pandemic.

Management of debt levels continues to be a priority for Suncor given the company's long-term plans and future expected volatility in the pricing environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.

54  Annual Report 2020   Suncor Energy Inc.

Capital Resources

Suncor's capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents and available credit facilities, including commercial paper. Suncor's management believes the company will have the capital resources to fund its planned 2021 capital spending program of $3.8 to $4.5 billion and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper, if needed, and accessing capital markets. The company's cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing margins, operating expenses, taxes, royalties, foreign exchange rates and demand for transportation fuels.

The company has invested excess cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company's short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor's cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.

Available Sources of Liquidity

Cash and Cash Equivalents

Included in cash and cash equivalents of $1.885 billion at December 31, 2020 are short-term investments with weighted average days to maturity of approximately 16 days. In 2020, the company earned approximately $5 million of interest income on these investments.

Financing Activities

Suncor's interest on debt and lease liabilities (before capitalized interest) in 2020 was $1.050 billion, an increase from $997 million in 2019, due to the issuance of $1.25 billion of 5.00% senior unsecured medium term notes due 2030, US$450 million of 2.80% senior unsecured notes due 2023, US$550 million of 3.10% senior unsecured notes due 2025, and an increase in short-term debt.

Available lines of credit at December 31, 2020 increased to $6.043 billion, compared to $4.701 billion at December 31, 2019, primarily due to an additional $2.8 billion of credit facilities secured in 2020, partially offset by increased short-term indebtedness. As of December 31, 2020, Suncor had approximately $7.9 billion of liquidity.

A summary of total and unutilized credit facilities at December 31, 2020 is as follows:

($ millions)	2020

Fully revolving and expires in 2023	3 500

Fully revolving and expires in 2022	7 064

Fully revolving and expires in 2021	380

Can be terminated at any time at the option of the lenders	130

Total credit facilities	11 074

Credit facilities supporting outstanding commercial paper	(3 566)

Credit facilities supporting standby letters of credit	(1 158)

Total unutilized credit facilities(1)	6 350

(1)
Available credit facilities for liquidity purposes were $6.043 billion at December 31, 2020 (December 31, 2019 – $4.701 billion).

Total Debt to Total Debt Plus Shareholders' Equity

Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an Event of Default as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders' equity. At December 31, 2020, total debt to total debt plus shareholders' equity was 37.8% (December 31, 2019 – 29.9%) and increased due to higher debt levels and lower shareholders' equity as a result of net losses, including impairment charges recorded in 2020. Total debt to total debt plus shareholders' equity would have been 34.4% at December 31, 2020, excluding the impact of impairments of $2.221 billion after-tax in 2020 and $3.352 billion after-tax in 2019. Total debt to total debt plus shareholders' equity would have been 28.4% at December 31, 2019, excluding the impact of impairments of $3.352 billion after-tax in 2019. The company is currently in compliance with all operating covenants as at December 31, 2020.

Annual Report 2020   Suncor Energy Inc.  55

At December 31 ($ millions, except as noted)	2020	2019

Short-term debt	3 566	2 155

Current portion of long-term debt	1 413	—

Current portion of long-term lease liabilities	272	310

Long-term debt	13 812	12 884

Long-term lease liabilities	2 636	2 621

Total debt	21 699	17 970

Less: Cash and cash equivalents	1 885	1 960

Net debt	19 814	16 010

Shareholders' equity	35 757	42 042

Total debt plus shareholders' equity	57 456	60 012

Total debt to total debt plus shareholders' equity (%)	37.8	29.9

Change in Net Debt

($ millions)

Total debt – December 31, 2019	17 970

Increase in long-term debt	2 634

Increase in short-term debt	1 445

Increase in lease liability during the year	312

Lease payments	(335)

Foreign exchange on debt, and other	(327)

Total debt – December 31, 2020	21 699

Less: Cash and cash equivalents – December 31, 2020	1 885

Net debt – December 31, 2020	19 814

At December 31, 2020, Suncor's net debt was $19.814 billion, compared to $16.010 billion at December 31, 2019. During 2020, total debt increased by $3.729 billion, primarily due to a net increase in short-term and long-term debt and additional leases entered into in 2020, partially offset by favourable foreign exchange rates on U.S. dollar denominated debt, as compared to December 31, 2019, and lease principal payments made in 2020.

For the year ended December 31, 2020, the company's net debt to funds from operations measure was 5.1 times, which is higher than management's maximum target of less than 3.0 times, reflecting lower funds from operations and an increase in net debt. Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt in 2021.

Credit Ratings

The company's credit ratings impact its cost of funds and liquidity. In particular, the company's ability to access unsecured funding markets and to engage in certain activities on a cost-effective basis is primarily dependent upon maintaining a strong credit rating. A lowering of the company's credit rating may also have potentially adverse consequences for the company's funding capacity or access to the capital markets, may affect the company's ability, and the cost, to enter into normal course derivative or hedging transactions, and may require the company to post additional collateral under certain contracts.

As at February 24, 2021, the company's long-term senior debt ratings are:

Long-Term Senior Debt	Rating		Long-Term Outlook

Standard & Poor's	BBB+		Negative

Dominion Bond Rating Service	A (low	)	Negative

Moody's Investors Service	Baa1		Stable

As at February 24, 2021, the company's commercial paper ratings are:

Commercial Paper	Cdn Program Rating		U.S. Program Rating

Standard & Poor's	A-1 (low	)	A-2

Dominion Bond Rating Service	R-1 (low	)	Not rated

Moody's Investors Service	Not rated		P2

Refer to the Description of Capital Structure – Credit Ratings section of Suncor's 2020 AIF for a description of credit ratings listed above.

Common Shares

Outstanding Shares

(thousands)	December 31, 2020

Common shares	1 525 151

Common share options – exercisable	26 943

Common share options – non-exercisable	11 430

As at February 24, 2021, the total number of common shares outstanding was 1,522,582,394 and the total number of exercisable and non-exercisable common share options outstanding was 35,774,491. Once exercisable, each outstanding common share option may be exercised for one common share.

At December 31, 2020, the exercise prices of the outstanding exercisable common share options exceeded the company's share price.

56  Annual Report 2020   Suncor Energy Inc.

Share Repurchases

Subsequent to the end of the year, the TSX accepted a notice filed by Suncor to commence a new NCIB to purchase shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading platforms. The notice provides that, beginning February 8, 2021 and ending February 7, 2022, Suncor may purchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of Suncor's issued and outstanding common shares. As at January 31, 2021, Suncor had 1,525,150,794 common shares issued and outstanding. Suncor security holders may obtain a copy of the notice, without charge, by contacting the company.

The actual number of common shares that may be purchased under the NCIB and the timing of any such purchases will be determined by Suncor. Suncor believes that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

At December 31 ($ millions, except as noted)	2020	2019	2018

Share repurchase activities (thousands of common shares)

Shares repurchased	7 527	55 298	64 426

Share repurchase cost	307	2 274	3 053

Weighted average repurchase price per share (dollars per share)	40.83	41.12	47.38

Contractual Obligations, Commitments, Guarantees, and Off-Balance Sheet Arrangements

In addition to the enforceable and legally binding obligations in the table below, Suncor has other obligations for goods and services that were entered into in the normal course of business, which may terminate on short notice, including commitments for the purchase of commodities for which an active, highly liquid market exists, and which are expected to be re-sold shortly after purchase.

The company does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources.

In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments.

	Payment due by period
($ millions)	2021	2022	2023	2024	2025	Thereafter	Total

Fixed and revolving term debt(1)	2 207	952	1 281	1 655	1 354	17 834	25 283

Decommissioning and restoration costs(2)	253	251	281	397	442	12 475	14 099

Long-term contracts, pipeline capacity and energy services commitments(3)	1 553	1 262	1 354	1 255	1 193	9 326	15 943

Exploration work commitments	1	—	19	—	51	458	529

Other long-term obligations(4)	4	19	19	18	18	—	78

Total	4 018	2 484	2 954	3 325	3 058	40 093	55 932

(1)
Includes debt that is redeemable at Suncor's option and interest payments on fixed-term debt.

(2)
Represents the undiscounted amount of decommissioning and restoration costs.

(3)
The company has also entered into a pipeline commitment of $5.9 billion with a contract term of 20 years, which is contingent upon completion of the pipeline. This amount is not included within long-term contracts, pipeline capacity and energy services commitments.

(4)
Includes Libya EPSA signature bonus and merger consent. Please refer to note 22 to Suncor's 2020 audited Consolidated Financial Statements.

Annual Report 2020   Suncor Energy Inc.  57

Transactions with Related Parties

The company enters into transactions with related parties in the normal course of business. These transactions primarily include sales to associated entities in the company's R&M segment. For more information on these transactions and for a summary of Compensation of Key Management Personnel, refer to note 31 to the 2020 audited Consolidated Financial Statements.

Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates as part of its overall risk management program, as well as for trading purposes. For the year ended December 31, 2020, the pre-tax earnings impact of risk management and trading activities was $175 million (2019 – pre-tax earnings of $155 million).

Gains or losses related to derivatives are recorded as Other Income in the Consolidated Statements of Comprehensive Income.

($ millions)	2020	2019

Fair value outstanding, beginning of year	(39)	60

Cash settlements – received during the year	(257)	(254)

Changes in fair value recognized in earnings during the year	175	155

Fair value outstanding, end of year	(121)	(39)

The fair value of derivative financial instruments is recorded on the Consolidated Balance Sheets.

Fair value of derivative contracts at December 31 ($ millions)	2020	2019

Accounts receivable	153	94

Accounts payable	(274)	(133)

	(121)	(39)

Risks Associated with Derivative Financial Instruments

Suncor may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to fulfil their obligations under these contracts. The company minimizes this risk by entering into agreements with investment grade counterparties. Risk is also minimized through regular management review of the potential exposure to and credit ratings of such counterparties. Suncor's exposure is limited to those counterparties holding derivative contracts with net positive fair values at a reporting date.

Suncor's risk management activities are subject to periodic reviews by management to determine appropriate hedging requirements based on the company's tolerance for exposure to market volatility, as well as the need for stable cash flow to finance future growth. Commodity risk management and trading activities are governed by a separate risk management group that reviews and monitors practices and policies and provides independent verification and valuation of these activities.

For further details on our derivative financial instruments, including assumptions made in the calculation of fair value, a sensitivity analysis of the effect of changes in commodity prices on our derivative financial instruments, and additional discussion of exposure to risks and mitigation activities, refer to note 27 to the company's 2020 audited Consolidated Financial Statements.

58  Annual Report 2020   Suncor Energy Inc.

9. Accounting Policies and Critical Accounting Estimates

Suncor's significant accounting policies are described in note 3 to the audited Consolidated Financial Statements for the year ended December 31, 2020.

Adoption of New IFRS Standards

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The company adopted the amendments prospectively on the effective date of January 1, 2020, and there was no impact to the company's Consolidated Financial Statements as a result of the initial application.

Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's Consolidated Financial Statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The company does not anticipate any significant impact from these amendments on the Consolidated Financial Statements as a result of the initial application.

Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have caused significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant financial statement note.

Market conditions had improved over the course of the third and early fourth quarters of 2020 as nations began re-opening their economies, but the recent resurgence of COVID-19 cases (including cases related to variants or mutations of the COVID-19 virus) in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. In addition, while vaccines are beginning to be distributed, there is uncertainty as to the timing, level of adoption, duration of efficacy and overall effectiveness of the vaccine against variants or mutations. As such, the COVID-19 pandemic continues to present challenges to our operations and business environment. Management cannot reasonably estimate the length or severity of this pandemic but continues to monitor its impact on our operations.

The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2020 by independent qualified reserves evaluators. Oil and gas reserves estimates

Annual Report 2020   Suncor Energy Inc.  59

are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2020, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts,

60  Annual Report 2020   Suncor Energy Inc.

litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

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10. Risk Factors

Suncor is committed to a proactive program of enterprise risk management intended to enable decision-making through consistent identification and assessment of risks inherent to its assets, activities and operations. Some of these risks are common to operations in the oil and gas industry as a whole, while some are unique to Suncor. The realization of any of the following risks could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Volatility of Commodity Prices

Suncor's financial performance is closely linked to prices for crude oil in the company's upstream business and prices for refined petroleum products in the company's downstream business and, to a lesser extent, to natural gas and electricity prices in the company's upstream business where natural gas and electricity are both inputs and outputs of production processes. The prices for all of these commodities can be influenced by global and regional supply and demand factors, which are factors that are beyond the company's control and can result in a high degree of price volatility.

Crude oil prices are also affected by, among other things, global economic health (particularly in emerging markets), market access constraints, regional and international supply and demand imbalances, political developments and government action (such as the mandatory production curtailments imposed by the Government of Alberta in 2019 and 2020), decisions by OPEC+ regarding quotas on its members, compliance or non-compliance with quotas agreed upon by OPEC+ members and other countries, and weather. These factors impact the various types of crude oil and refined products differently and can impact differentials between light and heavy grades of crude oil (including blended bitumen), and between conventional oil and SCO.

Refined petroleum product prices and refining margins are also affected by, among other things, crude oil prices, the availability of crude oil and other feedstock, levels of refined product inventories, regional refinery availability, market access, marketplace competitiveness, and other local market factors. Natural gas prices in North America are affected by, among other things, supply and demand, and by prices for alternative energy sources. Decreases in product margins or increases in natural gas prices could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In addition, oil and natural gas producers in North America, and particularly in Canada, may receive discounted prices for their production relative to certain international prices, due in part to constraints on the ability to transport and sell such products to international markets. A failure to resolve such constraints may result in continued discounted or reduced commodity prices realized by oil and natural gas producers such as Suncor. Suncor's production from Oil Sands includes significant quantities of bitumen and SCO that may trade at a discount to light and medium crude oil. Bitumen and SCO are typically more expensive to produce and process. In addition, the market prices for these products may differ from the established market indices for light and medium grades of crude oil. As a result, the price received for bitumen and SCO may differ from the benchmark they are priced against.

Wide differentials, such as those experienced in the fourth quarter of 2018 and the early part of 2020, or a prolonged period of low and/or volatile commodity prices, particularly for crude oil, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations, and may also lead to the impairment of assets, or to the cancellation or deferral of Suncor's growth projects.

Recent market events and conditions, including excess global crude oil and petroleum products supply as a result of decreased global demand due to the COVID-19 pandemic, have caused significant weakness and volatility in commodity and petroleum products prices. Commodity prices could remain under pressure for a prolonged period, which could cause continued weakness and volatility. This could result in reduced utilization and/or the suspension of operations at certain of our facilities, buyers of our products declaring force majeure or bankruptcy, the unavailability of storage, and disruptions of pipeline and other transportation systems for our products, which would further negatively impact Suncor's production or refined product volumes, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Major Operational Incidents (Safety, Environmental and Reliability)

Each of Suncor's primary operating businesses – Oil Sands, E&P, and Refining and Marketing – requires significant levels of investment in the design, operation, and maintenance and decommissioning of facilities, and carries the additional economic risk associated with operating reliably or enduring a protracted operational outage. The breadth and level of integration of Suncor's operations adds complexity.

The company's businesses also carry the risks associated with environmental and safety performance, which is closely scrutinized by governments, the public and the media, and could result in a suspension of or inability to obtain regulatory approvals and permits, or, in the case of a major environmental or safety incident, delays in resuming normal operations, fines, civil suits or criminal charges against the company.

In general, Suncor's operations are subject to operational hazards and risks such as, among others, fires (including

62  Annual Report 2020   Suncor Energy Inc.

forest fires), explosions, blow-outs, power outages, prolonged periods of extreme cold or extreme heat, severe winter climate conditions, flooding, droughts and other extreme weather conditions, railcar incidents or derailments, the migration of harmful substances such as, among others, oil spills, gaseous leaks or a release of deleterious substances or tailings into water systems, pollution and other environmental risks, and accidents, any of which can interrupt operations or cause personal injury or death, or damage to property, equipment (including information technology and related data and controls systems), and the environment.

The reliable operation of production and processing facilities at planned levels and Suncor's ability to produce higher value products can also be impacted by, among other things, failure to follow the company's policies, standards and operating procedures or operate within established operating parameters, equipment failure through inadequate maintenance, unanticipated erosion or corrosion of facilities, manufacturing and engineering flaws, and labour shortage or interruption. The company is also subject to operational risks such as sabotage, terrorism, trespass, theft and malicious software, network or cyberattacks.

In addition to the foregoing factors that affect Suncor's business generally, each business unit is susceptible to additional risks due to the nature of its business, including, among others, the following:

•
Suncor's Oil Sands business is susceptible to loss of production, slowdowns, shutdowns or restrictions on its ability to produce higher value products, due to the failure of any one or more interdependent component systems, and other risks inherent to oil sands operations;

•
For Suncor's E&P businesses, there are risks and uncertainties associated with drilling for oil and natural gas, the operation and development of such properties and wells (including encountering unexpected formations, pressures, or the presence of hydrogen sulphide), premature declines of reservoirs, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids and other accidents;

•
Suncor's E&P offshore operations occur in areas subject to hurricanes and other extreme weather conditions, such as winter storms, pack ice, icebergs and fog. The occurrence of any of these events could result in production shut-ins, the suspension of drilling operations, damage to or destruction of the equipment involved and injury or death of rig personnel. Harsh weather conditions, particularly in the winter season, may also impact the successful execution of maintenance and startup of operations. Suncor's E&P offshore operations could be indirectly affected by catastrophic events occurring at other third-party offshore operations, which could give rise to liability, damage to the company's equipment, harm to individuals, force a shutdown of facilities or operations, or result in a shortage of appropriate equipment or specialists required to perform planned operations; and

•
Suncor's Refining and Marketing operations are subject to all of the risks normally inherent in the operation of refineries, terminals, pipelines and other distribution facilities and service stations, including, among others, loss of production, slowdowns or shutdowns due to equipment failures, unavailability of feedstock, price and quality of feedstock, or other incidents.

Although the company maintains a risk management program, which includes an insurance component, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Continued Impact of the COVID-19 Pandemic

Suncor's business, financial condition and results of operations could be materially and adversely affected by the outbreak of epidemics, pandemics and other public health crises in geographic areas in which Suncor has operations, suppliers, customers or employees, including the COVID-19 pandemic and the ongoing uncertainty as to the extent and duration of the pandemic, as well as uncertainty surrounding new variations or mutations of the COVID-19 virus. The ongoing COVID-19 pandemic, and actions that have and may be taken by governmental authorities in response thereto, has resulted, and may continue to result in, among other things, increased volatility in financial markets, commodity prices and foreign currency exchange rates; disruptions to global supply chains; labour shortages; reductions in trade volumes; temporary operational restrictions and restrictions on gatherings greater than a certain number of individuals, shelter-in-place declarations and quarantine orders, business closures and travel bans; an overall slowdown in the global economy; political and economic instability; and civil unrest. In particular, the COVID-19 pandemic has resulted in, and may continue to result in, a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity, and also increases the risk that storage for crude oil and refined petroleum products could reach capacity in certain geographic locations in which we operate. The recent resurgence of COVID-19 cases (including cases related to

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variants or mutations of the COVID-19 virus) in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. In addition, while vaccines are beginning to be distributed, there is uncertainty as to the timing, level of adoption, duration of efficacy and effectiveness of the vaccine against variants or mutations. This continues the risk and uncertainty as to the extent and duration of the COVID-19 pandemic and the resultant impact on commodity demand and prices. A prolonged period of decreased demand for, and prices of, these commodities, and any applicable storage constraints, could also result in us voluntarily curtailing or shutting in production and a decrease in our refined product volumes and refinery utilization rates, which could adversely impact our business, financial condition and results of operations. Suncor is also subject to risks relating to the health and safety of our people, as well as the potential for a slowdown or temporary suspension of our operations in locations impacted by an outbreak. Such a suspension in operations could also be mandated by governmental authorities in response to the COVID-19 pandemic. This could negatively impact Suncor's production or refined product volumes and refinery utilization rates for a sustained period of time, all of which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Government/Regulatory Policy

Suncor's businesses operate under federal, provincial, territorial, state and municipal laws in numerous countries. The company is also subject to regulation and intervention by governments in oil and gas industry matters, such as, among others, land tenure, royalties, taxes (including income taxes), government fees, production rates (including restrictions on production such as the mandatory production curtailments imposed by the Government of Alberta in 2019 and 2020), environmental protection, water, wildlife, fish, air quality, safety performance, the reduction of GHG and other emissions, the export of crude oil, natural gas and other products, interactions with foreign governments, the awarding or acquisition of exploration and production rights, oil sands leases or other interests, the imposition of specific drilling obligations, control over the development, reclamation and abandonment of fields and mine sites, mine financial security requirements, approval of logistics infrastructure, and possibly expropriation or cancellation of contract rights. As part of ongoing operations, the company is also required to comply with a large number of environmental health and safety regulations under a variety of Canadian, U.S., U.K., Norwegian and other foreign, federal, provincial, territorial, state and municipal laws and regulations. Failure to comply with applicable laws and regulations may result in, among other things, the imposition of fines and penalties, production constraints, a compulsory shutdown of facilities or suspension of operations (temporarily or permanently), reputational damage, delays, increased costs, denial of operating and growth permit applications, censure, liability for cleanup costs and damages, and the loss of important licences and permits.

Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain various federal, provincial, territorial, state and municipal permits and regulatory approvals, and must also obtain licences to operate certain assets. These processes can involve, among other things, Indigenous and stakeholder consultation, government intervention, environmental impact assessments and public hearings, and may be subject to conditions, including security deposit obligations and other commitments. Compliance can also be affected by the loss of skilled staff, inadequate internal processes and compliance auditing.

Failure to obtain, comply with, satisfy the conditions of or maintain regulatory permits, licences and approvals, or failure to obtain them on a timely basis or on satisfactory terms, could result in prosecution, fines, delays, abandonment or restructuring of projects, impacts to production, reputational damage, and increased costs, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. Suncor's businesses can also be indirectly impacted by a third party's inability to obtain regulatory approval for a shared infrastructure project or a third-party infrastructure project on which a portion of Suncor's business depends.

Changes in government policy, regulation or other laws, or the interpretation thereof, or opposition to Suncor's projects or third-party pipeline and infrastructure projects that delays or prevents necessary permits or regulatory approvals, or which makes current operations or growth projects less profitable or uneconomic could materially impact Suncor's operations, existing and planned projects, financial condition, reserves and results of operations. Obtaining necessary approvals or permits has become more difficult due to increased public opposition and Indigenous consultation requirements as well as increased political involvement. The federal government's Impact Assessment Act (IAA) (formerly Bill C-69) also came into force in August 2019 and will impact whether, and the manner in which, large energy projects are approved. The IAA process could also result in significant delays in, or challenges obtaining, necessary approvals, additional compliance costs, impacts to staffing and resource levels, and also increase exposure to other risks to Suncor's business, including permit approvals, and project development and execution, all of which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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Carbon Risk

Public support for climate change action and receptivity to alternative or renewable energy technologies has grown in recent years. Governments in Canada and around the world have responded to these shifting societal attitudes by adopting ambitious emissions reduction targets and supporting legislation, including measures relating to carbon pricing, clean energy and fuel standards, and alternative energy incentives and mandates. There has also been increased activism and public opposition to fossil fuels, and oil sands in particular.

Existing and future laws and regulations in support of a transition to low-carbon energy and climate change action may impose significant constraints on fossil fuel development. Concerns over climate change, fossil fuel extraction, GHG emissions, and water and land-use practices could lead governments to enact additional or more stringent laws and regulations applicable to Suncor and other companies in the energy industry in general, and in the oil sands industry in particular. These risks to the oil sands industry can be offset over time through the commercialization and implementation of low-carbon technologies (i.e., carbon capture utilization and sequestration) and by increasing growth in low-carbon energies such as power and biofuels.

Changes to environmental regulations, including regulation relating to climate change, could impact the demand for the company's products, or could require increased capital expenditures, operating expenses, abandonment and reclamation obligations and distribution costs. These potential added costs may not be recoverable in the marketplace and may result in some current operations or growth projects becoming less profitable or uneconomic. Such regulatory changes could necessitate that Suncor develop new technologies or pursue growth in other energy products in addition to Suncor's existing products. Such technology development or growth projects could require a significant investment of capital and resources, and any delay in or failure to identify, develop and deploy such technologies or obtain regulatory approvals for these technology projects could prevent Suncor from obtaining regulatory approvals for projects or being able to successfully compete with other companies. More stringent GHG emissions regulations in the jurisdictions in which Suncor operates may also make it difficult for Suncor to compete with companies operating in other jurisdictions with less costly regulations. In addition, legislation or policies that limit the purchase of production from the oil sands may be adopted in domestic and/or foreign jurisdictions, which, in turn, may limit the world market for Suncor's upstream production and reduce the prices the company receives for its petroleum products, and could result in delayed development, stranded assets or the company being unable to further develop its hydrocarbon resources. The complexity, breadth and velocity of changes in GHG emissions regulations make it difficult to predict the potential impact to Suncor.

Suncor continues to monitor the international and domestic efforts to address climate change. While it currently appears that GHG regulations and targets will continue to become more stringent, and while Suncor continues its efforts to reduce the intensity of its GHG emissions, the absolute GHG emissions of the company may rise as a result of growth, mergers and acquisition activities and changes in future operatorship of Syncrude assets. Increases in GHG emissions may impact the profitability of the company's projects, as Suncor will be subject to incremental levies and taxes. There is also a risk that Suncor could face litigation initiated by third parties relating to climate change, including litigation pertaining to GHG emissions, the production, sale, or promotion of fossil fuels and petroleum products, and/or disclosure. For example, the Board of County Commissioners of Boulder County, the Board of County Commissioners of San Miguel County and the City of Boulder, all of Colorado, have brought an action against Suncor and certain of its subsidiaries seeking, among other things, compensation for impacts they allege with respect to climate change. In addition, the mechanics of implementation and enforcement of the OSELA are currently under review and it is not yet possible to predict the impact on Suncor. However, such impact could be material.

These developments and future developments could adversely impact the demand for Suncor's products, the ability of Suncor to maintain and grow its production and reserves, and Suncor's reputation, and could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Greenhouse Gas (GHG) Emissions and Targets

Among other sustainability goals, Suncor has committed to reducing the GHG emissions intensity of its operations by 30% by 2030 (based on a 2014 baseline year). Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 emissions intensity reduction target is subject to numerous risks and uncertainties, and our actions taken in implementing these objectives may also expose us to certain additional and/or heightened financial and operational risks.

A reduction in GHG emissions relies on, among other things, our ability to implement and improve energy efficiency at all of our facilities, future development and growth opportunities, development and deployment of new technologies, investment in low-carbon power and transition to low-carbon fuels. In the event that we are unable to implement these strategies and technologies as planned without negatively impacting our expected operations or

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business plans, or in the event that such strategies or technologies do not perform as expected, we may be unable to meet our GHG targets or goals on the current timelines, or at all.

In addition, achieving our GHG emissions intensity reductions target and goals could require significant capital expenditures and resources, with the potential that the costs required to achieve our target and goals materially differ from our original estimates and expectations, which differences may be material. In addition, while the intent is to improve efficiency and increase the offering of low-carbon energy, the shift in resources and focus towards emissions reduction could have a negative impact on our operating results. The overall final cost of investing in and implementing an emissions intensity reduction strategy and technologies in furtherance of such strategy, and the resultant change in the deployment of our resources and focus, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Environmental Compliance

Tailings Management and Water Release

Each oil sands mine is required under the Alberta Energy Regulator's Tailings Directive to seek approval for its updated fluid tailings management plans. If a mine fails to meet a condition of its approved plan, the applicable company could be subject to enforcement actions, including being required to curtail production, and financial consequences, including being subject to a compliance levy or being required to post additional security under the MFSP. The full impact of the TMF, the Tailings Directive and updates to the dam regulations, including the financial consequences of exceeding compliance levels, is not yet fully known, as certain associated policy updates and regulation updates are still under development. Such updates could also restrict the technologies that the company may employ for tailings management and reclamation, which could adversely impact the company's business plans. There could also be risks if the company's tailings management operations fail to operate as anticipated. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

In addition, an integrated water management approach to support operations and successful reclamation and closure requires the release of treated oil sands mine water to the environment, which is not currently permitted for oil sands mines under existing laws. A Federal Oil Sands Mine Effluent Regulation is under development and existing provincial water release guidelines are being updated. There is no certainty as to when regulations authorizing such water release would be enacted, the content of any such regulations, and the ability of and timing for the company to obtain the required approvals under such regulations to permit such water release. The absence of effective government regulations in this area could impact our operations and the success and timing of closure and reclamation plans, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta's Land-Use Framework (LARP)

The implementation of, and compliance with, the terms of the LARP may adversely impact Suncor's current properties and projects in northern Alberta due to, among other things, environmental limits and thresholds. The impact of the LARP on Suncor's operations may be outside of the control of the company, as Suncor's operations could be impacted as a result of restrictions imposed due to the cumulative impact of development by the other operators in the area and not solely in relation to Suncor's direct impact. The uncertainty of changes in Suncor's future development and existing operations required as a result of the LARP, and/or any updates or changes to the LARP, could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Environment and Parks (AEP) Water Licences

Suncor currently relies on water obtained under licences from AEP to provide domestic and utility water for the company's Oil Sands business. Water licences, like all regulatory approvals, contain conditions to be met in order to maintain compliance with the licence. There can be no assurance that the licences to withdraw water will not be rescinded or that additional conditions will not be added. It is also possible that regional water management approaches may require water-sharing agreements between stakeholders. In addition, any changes or expansions of the company's projects may rely on securing licences for additional water withdrawal, and there can be no assurance that these licences will be granted in a timely manner or that they will be granted on terms favourable to Suncor. There is also a risk that future laws or changes to existing laws or regulations relating to water access could cause capital expenditures and operating expenses relating to water licence compliance to increase. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Species at Risk Act

Woodland caribou have been identified as "threatened" under the Species at Risk Act (Canada). In response to the Government of Canada's Recovery Strategy for Woodland Caribou, provincial caribou range plans are being developed. Suncor has existing, planned and potential future projects within caribou ranges in Alberta. The development and implementation of range plans in these areas may have an impact on the pace and amount of development in these areas and could potentially increase costs for restoration or

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offsetting requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Air Quality Management

A number of Canadian federal, provincial and U.S. state air quality regulations and frameworks are in place currently and being developed, changed and/or implemented, which could have an impact on the company's existing operations and planned projects including by, among other things, requiring the company to invest additional capital or incur additional operating and compliance expenses, including, among other things, potentially requiring the company to retrofit equipment to meet new requirements and increase monitoring and mitigation plans. The full impact of these regulations and frameworks is not yet known; however, they could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Alberta Wetland Policy

Pursuant to the Alberta Wetland Policy, development in wetland areas may be obligated to avoid wetlands or mitigate the development's effects on wetlands. Certain Suncor operations and growth projects will be affected by aspects of the policy where avoidance is not possible and wetland reclamation or replacement may be required, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Market Access

The markets for bitumen blends or heavy crude oil are more limited than those for light crude oil, making them more susceptible to supply and demand changes and imbalances (whether as a result of the availability, proximity, and capacity of pipeline facilities, railcars, or otherwise). Heavy crude oil generally receives lower market prices than light crude oil, due principally to the lower quality and value of the refined product yield and the higher cost to transport the more viscous product on pipelines, and this price differential can be amplified due to supply and demand imbalances.

Market access for Suncor's oil sands production may be constrained by insufficient pipeline takeaway capacity, including the lack of new pipelines due to an inability to secure required approvals and negative public perception. In order to secure future market access, financial commitments could be made for projects that do not proceed. There is a risk that constrained market access for oil sands production, growing inland production and refinery outages could create widening differentials that could impact the profitability of product sales. Market access for refined products may also be constrained by insufficient takeaway capacity, which could create a supply/demand imbalance. The occurrence of any of the foregoing could have a material adverse effect on the company's business, financial condition, reserves and results of operations.

Digital and Cybersecurity

The efficient operation of Suncor's business is dependent on computer hardware, software and networked systems, including the systems of cloud providers and third parties with which Suncor conducts business. Digital transformation continues to increase the number of, and complexity of, such systems. In the ordinary course of Suncor's business, Suncor collects and stores sensitive data, including intellectual property, proprietary business information and personal information of the company's employees and retail customers. Suncor's operations are also dependent upon a large and complex information framework. Suncor relies on industry accepted security measures, controls and technology to protect Suncor's information systems and securely maintain confidential and proprietary information stored on the company's information systems, and has adopted a continuous process to identify, assess and manage threats to the company's information systems. While Suncor has an information and cybersecurity program in place, the measures, controls and technology on which the company relies may not be adequate due to the increasing volume, sophistication and rapidly evolving nature of cyber threats. Suncor's information technology and infrastructure, including process control systems, may be vulnerable to attacks by malicious persons or entities motivated by, among others, geopolitical, financial or activist reasons, or breached due to employee error, malfeasance or other disruptions, including natural disasters and acts of war. Although the company maintains a risk management program, which includes an insurance component that may provide coverage for the operational impacts from an attack to, or breach of, Suncor's information technology and infrastructure, including process control systems, the company does not maintain stand-alone cyber insurance. Furthermore, not all cyber risks are insurable. As a result, Suncor's existing insurance may not provide adequate coverage for losses stemming from a cyberattack to, or breach of, its information technology and infrastructure. Any such attack or breach could compromise Suncor's networks, and the information Suncor stores could be accessed, publicly disclosed, lost, stolen or compromised. Any such attack, breach, access, disclosure or loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruptions to Suncor's operations, decreased performance and production, increased costs, and damage to Suncor's reputation, physical harm to people or the environment or other negative consequences to Suncor or third parties, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

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Competition

The global petroleum industry is highly competitive in many aspects, including the exploration for and the development of new sources of supply, the acquisition of crude oil and natural gas interests, and the refining, distribution and marketing of refined petroleum products. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. The increasing volatility of the political and social landscape at provincial, federal, territorial, state, municipal and international levels adds complexity.

For Suncor's Oil Sands and E&P businesses, it is difficult to assess the number, level of production and ultimate timing of all potential new projects or when existing production levels may increase. Although current commodity pricing and increased regulatory requirements have slowed certain larger projects in the short term, an increase in the level of activity may have an impact on regional infrastructure, including pipelines, and could place stress on the availability and cost of all resources required to build and run new and existing oil sands operations.

For Suncor's Refining and Marketing business, management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, to the extent that the company's downstream business unit participates in new product markets, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

There is a risk that increased competition could cause costs to increase, put further strain on existing infrastructure and cause margins for refined and unrefined products to be volatile, and impact demand for Suncor's products, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Security and Terrorist Threats

Security threats and terrorist or activist activities may impact Suncor's personnel, which could result in injury, death, extortion, hostage situations and/or kidnapping, including unlawful confinement. A security threat, terrorist attack or activist incident targeted at a facility or office owned or operated by Suncor could result in the interruption or cessation of key elements of Suncor's operations and may result in property damage. Outcomes of such incidents could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Portfolio Development and Execution

There are certain risks associated with the development and execution of Suncor's complex and integrated portfolio of projects and the commissioning and integration of new facilities within its existing asset base.

Project development and execution risk consists of four related primary risks:

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Development – a failure to select the right projects and identify effective scope and solution;

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Engineering – a failure in the specification, design or technology selection;

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Construction – a failure to build the project in the approved time, in accordance with design, and at the agreed cost; and

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Commissioning and startup – a failure of the facility to meet agreed performance targets, including operating costs, efficiency, yield and maintenance costs.

Project development and execution can also be impacted by, among other things, the effect of changing government regulation and public expectations in relation to the impact of oil sands development on the environment, which could significantly impact the company's ability to obtain the necessary environmental and other regulatory approvals; the complexity and diversity of Suncor's portfolio, including joint venture assets; the accuracy of project cost and schedule estimates; the availability and cost of materials, equipment, qualified personnel, and logistics infrastructure, maintaining adequate quality management and risks associated with logistics and offshore fabrication, including the cost of materials, and equipment fabricated offshore may be impacted by tariffs, duties and quotas; complexities and risks associated with constructing projects within operating environments and confined construction areas; the commissioning and integration of new facilities within the company's existing asset base could cause delays in achieving guidance, targets and objectives; risks relating to restarting projects placed in safe mode, including increased capital costs; and the impact of weather conditions.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

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Technology Risk

There are risks associated with sustainability, growth and other capital projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations, including that the results of the application of new technologies may differ from simulated, test or pilot environments, or that third-party intellectual property protections may impede the development and implementation of new technology. The success of projects incorporating new technologies cannot be assured. Advantages accrue to companies that can develop and adopt emerging technologies in advance of competitors. The inability to develop, implement and monitor new technologies may impact the company's ability to develop its new or existing operations in a profitable manner or comply with regulatory requirements, which could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Cumulative Impact and Pace of Change

In order to achieve Suncor's business objectives, the company must operate efficiently, reliably and safely, and, at the same time, deliver growth and sustaining projects safely, on budget and on schedule. The ability to achieve these two sets of objectives is critically important for Suncor to deliver value to shareholders and stakeholders. These ambitious business objectives compete for resources, and may negatively impact the company should there be inadequate consideration of the cumulative impacts of prior and parallel initiatives on people, processes and systems. The establishment of the Transformation Management Office to support Suncor's digital transformation is expected to assist with the transformation, but there is still a risk that these objectives may exceed Suncor's capacity to adopt and implement change. The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Joint Arrangement Risk

Suncor has entered into joint arrangements and other contractual arrangements with third parties, including arrangements where other entities operate assets in which Suncor has ownership or other interests and arrangements where Suncor operates assets in which other entities have ownership or other interests. These joint arrangements include, among others, those with respect to Syncrude, Fort Hills, In Situ assets, and operations in Suncor's E&P Canada and E&P International businesses. The success and timing of activities relating to assets and projects operated by others, or developed jointly with others, depend upon a number of factors that are outside of Suncor's control, including, among others, the timing and amount of capital expenditures, the timing and amount of operational and maintenance expenditures, the operator's expertise, financial resources and risk management practices, the approval of other participants, and the selection of technology.

These co-owners may have objectives and interests that do not coincide with and may conflict with Suncor's interests. Major capital and operating expenditure decisions affecting joint arrangements may require agreement among the co-owners, while certain operational decisions may be made solely at the discretion of the operator of the applicable assets. While joint venture counterparties may generally seek consensus with respect to major decisions concerning the direction and operation of the assets and the development of projects, no assurance can be provided that the future demands or expectations of the parties relating to such assets and projects will be met satisfactorily or in a timely manner. Failure to satisfactorily meet demands or expectations by all of the parties may affect the company's participation in the operation of such assets or in the development of such projects, the company's ability to obtain or maintain necessary licences or approvals, or the timing for undertaking various activities. In addition, disputes may arise pertaining to the timing, scope, funding and/or capital commitments with respect to projects that are being jointly developed.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Financial Risks

Access to Capital

Suncor expects that future capital expenditures will be financed out of cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. This ability is dependent on, among other factors, commodity prices, the overall state of the capital markets, and financial institutions and investor appetite for investments in the energy industry generally, and the company's securities in particular. Investors and stakeholders increasingly compare companies based on climate-related performance. Failure to achieve the company's GHG emissions intensity reduction targets and goals, or a perception among financial institutions and investors that such targets and goals are insufficient, could adversely affect the company's reputation and ability to attract capital. The company's ability to access capital may also be adversely affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies. The COVID-19 pandemic had a significant impact on global capital markets and the availability of liquidity. While access to capital has improved, the disruption and volatility in global capital markets may continue. To the extent that external sources of capital become limited or unavailable or available on unfavourable terms, the ability to make capital

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investments and maintain existing properties may be constrained.

If the company finances capital expenditures in whole or in part with debt, that may increase its debt levels above industry standards for oil and gas companies of similar size. Depending on future development and growth plans, additional debt financing may be required that may not be available or, if available, may not be available on favourable terms, including higher interest rates and fees. Neither the articles of Suncor (the Articles) nor its by-laws limit the amount of indebtedness that may be incurred; however, Suncor is subject to covenants in its existing credit facilities and seeks to avoid an unfavourable cost of debt. The level of the company's indebtedness, and the level of indebtedness relative to the company's ability to generate cash flow, from time to time, could impair its ability to obtain additional financing on a timely basis to take advantage of business opportunities that may arise and could negatively affect its credit ratings.

Suncor is required to comply with financial and operating covenants under existing credit facilities and debt securities. Covenants are reviewed based on actual and forecast results and the company has the ability to make changes to its development plans, capital structure and/or dividend policy to comply with covenants under the credit facilities. If Suncor does not comply with the covenants under its credit facilities and debt securities, there is a risk that repayment could be accelerated and/or the company's access to capital could be restricted or only be available on unfavourable terms.

Rating agencies regularly evaluate the company, including its subsidiaries. Their ratings of Suncor's long-term and short-term debt are based on a number of factors, including the company's financial strength, as well as factors not entirely within its control, including conditions affecting the oil and gas industry generally, and the wider state of the economy. Credit ratings may be important to customers or counterparties when Suncor competes in certain markets and when it seeks to engage in certain transactions, including transactions involving over-the-counter derivatives. There is a risk that one or more of Suncor's credit ratings could be downgraded, which could potentially limit its access to private and public credit markets and increase the company's cost of borrowing.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Energy Trading and Risk Management Activities and the Exposure to Counterparties

The nature of Suncor's energy trading and risk management activities, which may make use of derivative financial instruments to manage its exposure to commodity price and other market risks, creates exposure to financial risks, which include, but are not limited to, unfavourable movements in commodity prices, interest rates or foreign exchange could result in a financial or opportunity loss to the company; a lack of counterparties, due to market conditions or other circumstances, could leave the company unable to liquidate or offset a position, or unable to do so at or near the previous market price; and counterparty default risk.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition and results of operations.

Exchange Rate Fluctuations

The company's 2020 audited Consolidated Financial Statements are presented in Canadian dollars. The majority of Suncor's revenues from the sale of oil and natural gas commodities are based on prices that are determined by, or referenced to, U.S. dollar benchmark prices, while the majority of Suncor's expenditures are realized in Canadian dollars. Suncor also has assets and liabilities, including approximately 65% of the company's debt, that are denominated in U.S. dollars and translated to Suncor's reporting currency (Canadian dollars) at each balance sheet date. Suncor's financial results, therefore, can be affected significantly by the exchange rates between the Canadian dollar and the U.S. dollar. The company also undertakes operations administered through international subsidiaries, and, therefore, to a lesser extent, Suncor's results can be affected by the exchange rates between the Canadian dollar and the euro, the British pound and the Norwegian krone. These exchange rates may vary substantially and may give rise to favourable or unfavourable foreign currency exposure. A decrease in the value of the Canadian dollar relative to the U.S. dollar will increase the revenues received from the sale of commodities. An increase in the value of the Canadian dollar relative to the U.S. dollar will decrease revenues received from the sale of commodities. A decrease in the value of the Canadian dollar relative to the U.S. dollar from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at December 31, 2020, the Canadian dollar strengthened in relation to the U.S. dollar to $0.78 from $0.77 at the start of 2020. Exchange rate fluctuations could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Interest Rate Risk

The company is exposed to fluctuations in short-term Canadian and U.S. interest rates as Suncor maintains a portion of its debt capacity in revolving and floating rate credit facilities and commercial paper, and invests surplus cash in short-term debt instruments and money market instruments. Suncor is also exposed to interest rate risk when debt instruments are maturing and require refinancing, or when new debt capital needs to be raised. The company is also exposed to changes in interest rates when derivative

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instruments are used to manage the debt portfolio, including hedges of prospective new debt issuances. Unfavourable changes in interest rates could have a material adverse effect on Suncor's business, financial condition and results of operations.

Royalties and Taxes

Suncor is subject to royalties and taxes imposed by governments in numerous jurisdictions.

Royalties can be impacted by changes in crude oil and natural gas pricing, production volumes, and capital and operating costs, by changes to existing legislation or PSCs, and by results of regulatory audits of prior year filings and other such events. The final determination of these events may have a material impact on the company's royalties expense.

An increase in Suncor's royalties expense, income taxes, property taxes, carbon taxes, levies, tariffs, duties, quotas, border taxes, and other taxes and government-imposed compliance costs could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Dividends and Share Repurchases

Suncor's payment of future dividends on its common shares and future share repurchases by Suncor of its common shares will be dependent on, among other things, legislative and stock exchange requirements, the prevailing business environment, the company's financial condition, results of operations, cash flow, the need for funds to finance ongoing operations and growth projects, debt covenants and other business considerations as the company's Board of Directors considers relevant. There can be no assurance that Suncor will continue to pay dividends or repurchase shares in the future.

E&P Reserves Replacement

Suncor's future offshore production, and therefore its cash flows and results of operations from E&P, are highly dependent upon success in exploiting its current reserves base and acquiring or discovering additional reserves. Without additions to its E&P reserves through exploration, acquisition or development activities, Suncor's production from its offshore assets will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent Suncor's cash flow is insufficient to fund capital expenditures and external sources of capital become limited or unavailable, Suncor's ability to make the necessary capital investments to maintain and expand its reserves will be impaired. In addition, Suncor may be unable to develop or acquire additional reserves to replace its crude oil and natural gas production at acceptable costs.

Uncertainties Affecting Reserves Estimates

There are numerous uncertainties inherent in estimating quantities of reserves, including many factors beyond the company's control. Suncor's actual production, revenues, royalties, taxes, and development and operating expenditures with respect to the company's reserves will vary from its estimates, and such variances could be material.

Third-Party Service Providers

Suncor's businesses are reliant on the operational integrity of a large number of third-party service providers, including input and output commodity transport (pipelines, rail, trucking, marine) and utilities associated with various Suncor and jointly owned facilities, including electricity. A disruption in service or limited availability by one of these third parties can also have a dramatic impact on Suncor's operations and growth plans. Pipeline constraints that affect takeaway capacity or supply of inputs, such as hydrogen and power for example, could impact the company's ability to produce at capacity levels. Disruptions in pipeline service could adversely affect commodity prices, Suncor's price realizations, refining operations and sales volumes, or limit the company's ability to produce and deliver production. These interruptions may be caused by the inability of the pipeline to operate or by the oversupply of feedstock into the system that exceeds pipeline capacity. Short-term operational constraints on pipeline systems arising from pipeline interruption and/or increased supply of crude oil have occurred in the past and could occur in the future. There is a risk that third-party outages could impact Suncor's production or price realizations, which could have a material adverse effect on Suncor's business, financial condition and results of operations.

Foreign Operations

The company has operations in a number of countries with different political, economic and social systems. As a result, the company's operations and related assets are subject to a number of risks and other uncertainties arising from foreign government sovereignty over the company's international operations, which may include, among other things, currency restrictions and restrictions on repatriation of funds; loss of revenue, property and equipment as a result of expropriation, nationalization, terrorism, war, insurrection, and geopolitical and other political risks; increases in taxes and government royalties; compliance with existing and emerging anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada), the Foreign Corrupt Practices Act (United States) and the United Kingdom Bribery Act; renegotiation of contracts with government entities and quasi-government agencies; changes in laws and policies governing operations of foreign-based companies; and economic and legal sanctions (such as restrictions against

Annual Report 2020   Suncor Energy Inc.  71

countries experiencing political violence, or countries that other governments may deem to sponsor terrorism).

If a dispute arises in the company's foreign operations, the company may be subject to the exclusive jurisdiction of foreign courts or may not be able to subject foreign persons to the jurisdiction of a court in Canada or the U.S. In addition, as a result of activities in these areas and a continuing evolution of an international framework for corporate responsibility and accountability for international crimes, there is a risk the company could also be exposed to potential claims for alleged breaches of international or local law.

The impact that future potential terrorist attacks, regional hostilities or political violence, such as that experienced in Libya and Syria, may have on the oil and gas industry, and on our operations in particular, is not known at this time. This uncertainty may affect operations in unpredictable ways, including disruptions of fuel supplies and markets, particularly crude oil, and the possibility that infrastructure facilities, including pipelines, production facilities, processing plants and refineries, could be direct targets of, or collateral damage of, an act of terror, political violence or war. Suncor may be required to incur significant costs in the future to safeguard its assets against terrorist activities or to remediate potential damage to its facilities. There can be no assurance that Suncor will be successful in protecting itself against these risks and the related safety and financial consequences.

Despite Suncor's training and policies around bribery and other forms of corruption, there is a risk that Suncor, or some of its employees or contractors, could be charged with bribery or corruption. Any of these violations could result in onerous penalties. Even allegations of such behaviour could impair Suncor's ability to work with governments or non-government organizations and could result in the formal exclusion of Suncor from a country or area, sanctions, fines, project cancellations or delays, the inability to raise or borrow capital, reputational impacts and increased investor concern.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Skills, Resource Shortage and Reliance on Key Personnel

The successful operation of Suncor's businesses will depend upon the availability of, and competition for skilled labour and materials supply. There is a risk that the company may have difficulty sourcing and retaining the required labour for current and future operations. The risk could manifest itself primarily through an inability to recruit new staff without a dilution of talent, to train, develop and retain high-quality and experienced staff without unacceptably high attrition, and to satisfy an employee's work/life balance and desire for competitive compensation. The labour market in Alberta has been historically tight, and, while the current economic situation has partially moderated this effect, it remains a risk to be managed. The increasing age of the company's existing workforce and changing skillsets as technology continues to evolve adds further pressure. The availability of competent and skilled contractors for current and future operations is also a risk depending on market conditions. Materials may also be in short supply due to smaller labour forces in many manufacturing operations. Suncor's ability to operate safely and effectively and complete all projects on time and on budget has the potential to be significantly impacted by these risks and this impact could be material.

The company's success also depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations. The contributions of the existing management team to the immediate and near-term operations of the company are likely to continue to be of central importance for the foreseeable future.

Labour Relations

Hourly employees at Suncor's oil sands facilities (excluding MacKay River and Fort Hills), all of the company's refineries, and the majority of the company's terminal and distribution operations are represented by labour unions or employee associations. Approximately 32% of the company's employees were covered by collective agreements at the end of 2020. Negotiations for three collective agreements will take place in 2021. Any work interruptions involving the company's employees (including as a result of a strike or lockout), contract trades utilized in the company's projects or operations, or any jointly owned facilities operated by another entity present a significant risk to the company and could have a material adverse effect on Suncor's business, financial condition and results of operations.

Land Claims and Indigenous Consultation

Indigenous Peoples have claimed Indigenous title and rights to portions of Western Canada. In addition, Indigenous Peoples have filed claims against industry participants relating in part to land claims, which may affect the company's business.

The requirement to consult with Indigenous Peoples in respect of oil and gas projects and related infrastructure has also increased in recent years. In addition, in recent years, the Canadian federal government and the provincial government in Alberta have made a commitment to renew their relationships with the Indigenous Peoples of Canada. The federal government has stated it now fully supports the United Nations Declaration on the Rights of Indigenous Peoples (the Declaration) without qualification and that Canada intends "nothing less than to adopt and implement

72  Annual Report 2020   Suncor Energy Inc.

the Declaration in accordance with the Canadian Constitution". On December 3, 2020, the federal government introduced Bill C-15, An Act respecting the United Nations Declaration on the Rights of Indigenous Peoples, as a means of adopting the Declaration into Canadian law while stating that the legislative framework would "ensure sustained and continued efforts to uphold the rights of Indigenous Peoples now and in the future." Although Suncor supports the principles of the Declaration, it is unknown whether Bill C-15 will pass into law and, if so, how the Declaration will ultimately be adopted into Canadian law and interpreted. It therefore also remains unclear what the impact of the Declaration on the Crown's duty to consult with Indigenous Peoples will be should Bill C-15 become law.

Suncor is unable to assess the effect, if any, that any such land claims, consultation requirements with Indigenous Peoples or adoption of the Declaration into Canadian law may have on Suncor's business; however, the impact could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Litigation Risk

There is a risk that Suncor or entities in which it has an interest may be subject to litigation, and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to, environmental damage, climate change and the impacts thereof, breach of contract, product liability, antitrust, bribery and other forms of corruption, tax, patent infringement, disclosure, employment matters and in relation to an attack, breach or unauthorized access to Suncor's information technology and infrastructure. Litigation is subject to uncertainty and it is possible that there could be material adverse developments in pending or future cases. Unfavourable outcomes or settlements of litigation could encourage the commencement of additional litigation. Suncor may also be subject to adverse publicity and reputational impacts associated with such matters, regardless of whether Suncor is ultimately found liable. There is a risk that the outcome of such litigation may be materially adverse to the company and/or the company may be required to incur significant expenses or devote significant resources in defence against such litigation, the success of which cannot be guaranteed.

Control Environment

Based on their inherent limitations, disclosure controls and procedures and internal controls over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Failure to adequately prevent, detect and correct misstatements could have a material adverse effect on how Suncor's business, financial condition and results of operations are reported.

Insurance Coverage

Suncor maintains insurance coverage as part of its risk management program. However, such insurance may not provide comprehensive coverage in all circumstances, nor are all such risks insurable. The company self-insures some risks, and the company's insurance coverage does not cover all the costs arising out of the allocation of liabilities and risk of loss arising from Suncor operations.

Suncor's insurance policies are generally renewed on an annual basis and, depending on factors such as market conditions, the premiums, policy limits and/or deductibles for certain insurance policies can vary substantially. In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead the company to decide to reduce, or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. Should any of these insurers refuse to continue to provide insurance coverage, the company's overall risk exposure could be increased.

Trade Risk Relating to CUSMA

Under CUSMA, Canada is no longer subject to the proportionality provisions in NAFTA's energy chapter, enabling Canada to expand oil and gas exports beyond the U.S. Further, the change to the oil and gas rules of origin under CUSMA allows Canadian exporters to more easily qualify for duty-free treatment for shipments to the U.S. The "non-market economy" clause may limit Canada's willingness to enter into free trade negotiations with non-market economies.

CUSMA will also phase out NAFTA's Chapter 11 Investor-State Dispute Settlement Provision (ISDS). This provision allowed investors of a NAFTA party to bring proceedings directly against the government of another NAFTA party for alleged breaches of its obligations. Under CUSMA, for three years after the termination of NAFTA, legacy investment claims and pending claims will be covered under NAFTA Chapter 11. After that point, companies will have to pursue recourse through the judicial system or regular international arbitration.

The occurrence of any of the foregoing could have a material adverse effect on Suncor's business, financial condition, reserves and results of operations.

Annual Report 2020   Suncor Energy Inc.  73

11. Other Items

Control Environment

Based on their evaluation as of December 31, 2020, Suncor's Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as of December 31, 2020, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting. Management will continue to periodically evaluate the company's disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

The effectiveness of our internal control over financial reporting as at December 31, 2020 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in our audited Consolidated Financial Statements for the year ended December 31, 2020.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Corporate Guidance

There have been no changes to the corporate guidance ranges previously issued on February 3, 2021. For further details and advisories regarding Suncor's 2021 corporate guidance, see www.suncor.com/guidance.

74  Annual Report 2020   Suncor Energy Inc.

12. Advisories

Non-GAAP Financial Measures

Certain financial measures in this MD&A – namely operating earnings (loss), ROCE, funds from (used in) operations, free funds flow, discretionary free funds flow (deficit), Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing margin, refining operating expense, LIFO inventory valuation methodology and related per share or per barrel amounts – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.

(a) Operating Earnings (Loss)

Operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. For the years ended December 31, 2020, December 31, 2019 and December 31, 2018, consolidated operating earnings (loss) are reconciled to net earnings (loss) in the Financial Information section of this MD&A and operating earnings (loss) for each segment are reconciled to net earnings (loss) in the Segment Results and Analysis section of this MD&A. Operating earnings (loss) for the three months ended December 31, 2020 and December 31, 2019 are reconciled to net earnings (loss) below.

(b) Bridge Analyses of Operating Earnings (Loss)

Throughout this MD&A, the company presents charts that illustrate the change in operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.

•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and upstream marketing and logistics. Also included are refining and marketing margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company's Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the after-tax impact of the FIFO method of inventory valuation in the company's R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor's refineries, as both represent inventory valuation adjustments, and downstream short-term commodity risk management activities.

•
The factor for Insurance Proceeds includes the after-tax insurance proceeds related to the company's assets in Libya.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses, changes in gains and losses on disposal of assets that are not operating earnings (loss) adjustments, changes in statutory income tax rates, and other income tax adjustments.

Annual Report 2020   Suncor Energy Inc.  75

(c) Return on Capital Employed (ROCE)

ROCE is a non-GAAP financial measure that management uses to analyze operating performance and the efficiency of Suncor's capital allocation process. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.

The company presents two ROCE calculations – one including and one excluding the impacts on capital employed for major projects in progress. Major projects in progress includes accumulated capital expenditures and capitalized interest for significant projects still under construction or in the process of being commissioned, and acquired assets that are still being evaluated. Management uses ROCE excluding the impacts of major projects in progress on capital employed to assess the performance of operating assets.

Year ended December 31 ($ millions, except as noted)		2020	2019	2018

Adjustments to net (loss) earnings

Net (loss) earnings attributed to common shareholders		(4 319)	2 899	3 293

Add after-tax amounts for:

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt		(286)	(590)	989

Net interest expense		698	638	541

	A	(3 907)	2 947	4 823

Capital employed – beginning of twelve-month period

Net debt		16 010	15 129	12 907

Shareholders' equity		42 042	44 005	45 383

		58 052	59 134	58 290

Capital employed – end of twelve-month period

Net debt		19 814	16 010	15 129

Shareholders' equity		35 757	42 042	44 005

		55 571	58 052	59 134

Average capital employed	B	56 239	60 402	60 347

ROCE – including major projects in progress (%)	A/B	(6.9)	4.9	8.0

Average capitalized costs related to major projects in progress	C	3 265	2 452	1 412

ROCE – excluding major projects in progress (%)(1)	A/(B-C)	(7.4)	5.1	8.2

(1)
ROCE excluding major projects in progress would have been (3.0%) in 2020, excluding the impact of impairments of $2.221 billion after-tax. ROCE excluding major projects in progress would have been 8.6% in 2019, excluding the impacts of impairments of $3.352 billion after-tax and the impact of the $1.116 billion deferred tax recovery relating to a change in the Alberta corporate income tax rate.

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(d) Funds from (used in) Operations

Funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory which management believes reduces comparability between periods.

	Oil Sands			Exploration and Production			Refining and Marketing
Year ended December 31 ($ millions)	2020	2019	2018	2020	2019	2018	2020	2019	2018

Net (loss) earnings	(3 796)	(427)	945	(832)	1 005	807	866	3 000	3 154

Adjustments for:

Depreciation, depletion, amortization and impairment	6 430	8 170	4 024	2 147	1 505	967	867	823	684

Deferred income taxes	(797)	(1 565)	351	(321)	(215)	(112)	(24)	(49)	72

Accretion	224	221	209	48	43	48	6	6	7

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	—	—	—	—	—	—	—	—	—

Change in fair value of financial instruments and trading inventory	81	21	(59)	(17)	16	(89)	44	70	(32)

(Gain) loss on disposal of assets	(1)	(14)	(108)	—	(228)	91	(24)	(11)	(7)

Share-based compensation	(59)	16	(28)	(9)	—	(5)	(36)	3	(21)

Exploration expenses	—	—	—	80	66	11	—	—	—

Settlement of decommissioning and restoration liabilities	(212)	(413)	(428)	(7)	(32)	(23)	(12)	(19)	(17)

Other	116	52	58	(35)	(17)	84	21	40	(42)

Funds from (used in) operations	1 986	6 061	4 964	1 054	2 143	1 779	1 708	3 863	3 798

(Increase) decrease in non-cash working capital

Cash flow provided by operating activities

	Corporate and Eliminations			Total
Year ended December 31 ($ millions)	2020	2019	2018	2020	2019	2018

Net (loss) earnings	(557)	(679)	(1 613)	(4 319)	2 899	3 293

Adjustments for:

Depreciation, depletion, amortization and impairment	82	74	63	9 526	10 572	5 738

Deferred income taxes	23	(89)	129	(1 119)	(1 918)	440

Accretion	—	—	2	278	270	266

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(312)	(624)	1 090	(312)	(624)	1 090

Change in fair value of financial instruments and trading inventory	—	—	1	108	107	(179)

(Gain) loss on disposal of assets	9	—	—	(16)	(253)	(24)

Share-based compensation	(134)	25	(63)	(238)	44	(117)

Exploration expenses	—	—	—	80	66	11

Settlement of decommissioning and restoration liabilities	—	—	(1)	(231)	(464)	(469)

Other	17	44	23	119	119	123

Funds from (used in) operations	(872)	(1 249)	(369)	3 876	10 818	10 172

(Increase) decrease in non-cash working capital				(1 201)	(397)	408

Cash flow provided by operating activities				2 675	10 421	10 580

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(e) Free Funds Flow and Discretionary Free Funds Flow (Deficit)

Free funds flow is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting capital expenditures, including capitalized interest. Discretionary free funds flow (deficit) is a non-GAAP financial measure that is calculated by taking funds from operations and subtracting asset sustainment and maintenance capital, inclusive of associated capitalized interest, and dividends. Both free funds flow and discretionary free funds flow (deficit) reflect cash available for increasing distributions to shareholders and to fund growth investments. Management uses free funds flow and discretionary free funds flow (deficit) to measure the capacity of the company to increase returns to shareholders and other decisions relating to capital allocation. The following is a reconciliation of discretionary free funds flow for Suncor's last three years of operations.

($ millions)	2020	2019	2018

Funds from operations	3 876	10 818	10 172

Asset sustaining and maintenance capital and dividends(1)	(4 104)	(5 904)	(5 740)

Discretionary free funds flow (deficit)	(228)	4 914	4 432

(1)
Includes capitalized interest on sustaining capital of $46 million in 2020, $63 million in 2019 and $60 million in 2018.

(f) Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs

Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, CEWS, COVID-19 related costs and safe-mode costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes include production of diesel that is internally consumed and feedstock transfers between assets through the interconnecting pipelines. Beginning in 2020, the company revised the methodology for calculating Syncrude cash operating costs to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Prior period Syncrude cash operating costs had previously included future development costs and have been restated to exclude these costs. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this document. Management uses cash operating costs to measure operating performance.

(g) Refining and Marketing Margin and Refining Operating Expense

Refining and marketing margin and refining operating expense are non-GAAP financial measures. Refining and marketing margin is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for non-refining margin pertaining to the company's supply, marketing and ethanol businesses, as well as removing the impact of marketing and logistics gains and losses. Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company's supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, CEWS, share-based compensation and enterprise shared service allocations. Management uses refining and marketing margin and refining operating expense to measure operating performance on a production barrel basis.

78  Annual Report 2020   Suncor Energy Inc.

Year ended December 31 ($ millions, except as noted)	2020	2019	2018

Refining and marketing margin reconciliation

Gross margin, operating revenues less purchases of crude oil and products	4 029	7 008	7 122

Other income	48	75	68

Non-refining margin	(57)	(60)	48

Refining and marketing margin	4 020	7 023	7 238

Refinery production(1) (mbbls)	158 991	173 705	169 138

Refining and marketing margin – FIFO(2) ($/bbl)	25.30	40.45	42.80

LIFO adjustment	532	(628)	644

Refining and marketing margin – LIFO	4 552	6 395	7 882

Refining and marketing margin – LIFO(2) ($/bbl)	28.65	36.80	46.60

Refining operating expense reconciliation

Operating, selling and general expense	1 892	2 173	2 043

Non-refining costs	(1 018)	(1 246)	(1 142)

Refining operating expense	874	927	901

Refinery production(1)	158 991	173 705	169 138

Refining operating expense ($/bbl)	5.50	5.35	5.35

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(2)
Beginning in 2020, refining and marketing margins have been revised to better reflect the refining, product supply and rack forward businesses. Prior periods have been restated to reflect this change.

(h) Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings

GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time when the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels, and regional refined product inventory levels.

Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).

The company's estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.

Annual Report 2020   Suncor Energy Inc.  79

(i) Operating (Loss) Earnings Reconciliations – Fourth Quarter 2020 and 2019

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings as reported	(293)	(2 682)	(379)	(162)	268	558	236	(49)	(168)	(2 335)

Asset impairments	—	2 959	423	393	—	—	—	—	423	3 352

Provision for Keystone XL pipeline project	142	—	—	—	—	—	—	—	142	—

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(539)	(235)	(539)	(235)

Operating (loss) earnings	(151)	277	44	231	268	558	(303)	(284)	(142)	782

(j) Funds from Operations Reconciliations – Fourth Quarter 2020 and 2019

Three months ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Net (loss) earnings	(293)	(2 682)	(379)	(162)	268	558	236	(49)	(168)	(2 335)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 058	5 081	835	803	207	211	20	18	2 120	6 113

Deferred income taxes	(154)	(890)	(160)	(112)	(53)	(7)	43	7	(324)	(1 002)

Accretion	55	54	13	10	1	1	—	—	69	65

Unrealized foreign exchange gain on U.S. dollar denominated debt	—	—	—	—	—	—	(602)	(246)	(602)	(246)

Change in fair value of financial instruments and trading inventory	49	(20)	5	13	(9)	(6)	—	—	45	(13)

Loss (gain) on disposal of assets	1	(1)	—	—	(18)	(8)	9	—	(8)	(9)

Share-based compensation	25	22	3	2	15	11	52	28	95	63

Exploration expenses	—	—	—	27	—	—	—	—	—	27

Settlement of decommissioning and restoration liabilities	(41)	(128)	—	(16)	(7)	(7)	—	—	(48)	(151)

Other	29	(31)	(5)	(10)	11	40	7	42	42	41

Funds from (used in) operations	729	1 405	312	555	415	793	(235)	(200)	1 221	2 553

Increase in non-cash working capital									(407)	(249)

Cash flow provided by operating activities									814	2 304

80  Annual Report 2020   Suncor Energy Inc.

Measurement Conversions

Certain crude oil and natural gas liquids volumes have been converted to mcfe or mmcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, mmcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

Common Abbreviations

The following is a list of abbreviations that may be used in this MD&A:

Measurement

bbl	barrel
bbls/d	barrels per day
mbbls/d	thousands of barrels per day
boe	barrels of oil equivalent
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day
mcf	thousands of cubic feet of natural gas
mcfe	thousands of cubic feet of natural gas equivalent
mmcf	millions of cubic feet of natural gas
mmcf/d	millions of cubic feet of natural gas per day
mmcfe	millions of cubic feet of natural gas equivalent
mmcfe/d	millions of cubic feet of natural gas equivalent per day
m3	cubic metres

MW	Megawatts
MWh	Megawatt hour
Places and Currencies

U.S.	United States
U.K.	United Kingdom
B.C.	British Columbia

$ or Cdn$	Canadian dollars
US$	United States dollars
£	Pounds sterling
€	Euros
Financial and Business Environment

DD&A	Depreciation, depletion and amortization

WTI	West Texas Intermediate
WCS	Western Canadian Select
SCO	Synthetic crude oil
SYN	Synthetic crude oil benchmark
MSW	Mixed Sweet Blend
NYMEX	New York Mercantile Exchange

Forward-Looking Information

This MD&A contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements) within the meaning of applicable Canadian and U.S. securities laws and other information based on Suncor's current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor's experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves and any associated policies around current business restrictions, shelter-in-place orders or gatherings of individuals; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and statements and information about Suncor's strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects", "anticipates", "will", "estimates", "plans", "scheduled", "intends", "believes", "projects", "indicates", "could", "focus", "vision", "goal", "outlook", "proposed", "target", "objective", "continue", "should", "may", "potential", "future", "opportunity", "would", "priority" and similar expressions.

Forward-looking statements in this MD&A include references to:

•
Suncor's strategy to aim to maximize shareholder returns, its plans on how to achieve this strategy, its belief that its balance sheet strength and financial health provide the foundation for its capital allocation framework by supporting long-term value creation and return to shareholders;

•
Suncor's belief that it is well positioned to succeed due to the company's competitive advantages: financial

Annual Report 2020   Suncor Energy Inc.  81

  strength, a highly efficient, tightly integrated suite of assets, an industry-leading long-life, low-decline oil sands reserves base and its investment in sustainability, technology and innovation;

•
Suncor's belief that its growth and development plans are focused on projects and initiatives that will create long-term value for the company through free funds flow growth;

•
Suncor's belief that the company's regional oil sands advantage provides the company with the economies of scale required to realize synergies between assets;

•
the expectation that Suncor will take over as operator of Syncrude, which will capitalize on the collective strength of its regional operations, drive operating efficiencies, improve performance and develop regional synergies through integration which will further support Syncrude's ability to achieve its cost and productivity targets;

•
the belief that Suncor's broad asset base and operational flexibility will allow Suncor to optimize the production of higher value SCO in the upstream, while its extensive logistics assets and sales channels, enhanced by its trading and marketing expertise, drives additional value as equity barrels move down the value chain and that, through this midstream and marketing network and our geographical diversity, the company is able to maximize crude production and refinery utilization by securing sales outlets while receiving global-based pricing for the majority of its production;

•
Suncor's expectation that driving down costs and a continued focus on improved productivity and reliability will help it achieve maximum value for its operations and that the acceleration of its digital transformation strategy and the implementation of process and technology improvements are foundational to building on its cost reduction targets achieved in 2020;

•
Suncor's belief that its growth will be enhanced by investments in lower carbon energy and that unleashing the full potential of its people and technology will be critical in achieving its environmental, operational and financial goals;

•
that Suncor will remain disciplined in its capital allocation and, at current commodity prices, plans to pay down between $1.0 billion and $1.5 billion of debt and repurchase between $500 million and $1.0 billion of the company's shares in 2021, signifying the company's ability to generate cash flow and confidence in the underlying value of the company;

•
the expectation that Suncor will sell its interest in the Golden Eagle Area Development for US$325 million and contingent consideration up to US$50 million and that it will close no later than the third quarter of 2021 and that this sale helps enable the company to allocate resources to core assets and maximize shareholder returns;

•
the expectation that Fort Hills will be operating at full rates by the end of 2021;

•
statements about Suncor's incremental free funds flow target by 2025, including the projects which are expected to help Suncor meet this target;

•
Suncor's expectation that its income tax receivable balances will be received in late 2021;

•
Suncor's expectations with respect to its investments in new technologies and renewable energy, including LanzaJet, Inc. and the Varennes Carbon Recycling facility;

•
the expectation that the primary focus for both cost management and capital discipline in 2021 will be to continue efforts to sustainably reduce controllable operating costs through implementation of digital technologies that will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value and that, through the acceleration of Suncor's transformation, the company will continue to work to reduce the cost structure of running the business while increasing productivity;

•
the expectation that capital discipline will continue to focus on asset sustainment and maintenance projects designed to maintain safe and reliable operations, as well as advancing high-value economic investment projects, and will continue to invest in projects that are economically robust, sustainably minded and technologically progressive;

•
Suncor's expectation that its digital transformation will enable operational efficiencies that will provide further structural cost savings and that the implementation of digital technologies will facilitate the transition to the workplace of the future, bolster operational excellence and drive additional value;

•
Suncor's expectation that the majority of the repair costs related to the rebuild at the Oil Sands Base plant secondary extraction facility will be reimbursed through insurance proceeds anticipated to be received in 2021;

•
Suncor's expectations for the coke-fired boiler replacement project, including the expectation that the cogeneration units will provide reliable steam generation required for Suncor's extraction and upgrading operations to generate electricity that will be transmitted to Alberta's power grid and provide a lower carbon power alternative while delivering value to Suncor;

•
Statements about the sanctioned Forty Mile Wind Power Project, including the expectation that the project will generate significant value through sustainable power

82  Annual Report 2020   Suncor Energy Inc.

  generation and retention of the generated carbon credits for utilization in Suncor's upstream business and the belief that the project is part of Suncor's sustainability strategy of making meaningful progress toward the greenhouse gas emissions intensity reduction target of 30% by 2030;

•
expectations for the Oil Sands segment, including the expectation that Suncor will continue to advance incremental debottlenecks to maximize the value of the Firebag asset which will depend on economic conditions supported by integrated well pad development and Solvent SAGD technologies, that the initiatives such as AHS and Permanent Aquatic Storage Structure (combined with continued advancement of digital technologies) will contribute in part to Suncor's incremental free funds flow target, the deployment of AHS and the expected benefits therefrom, the belief that the Syncrude joint venture owners will focus on optimizing transfers on the interconnecting pipelines between Suncor's Oil Sands Base and Syncrude and the potential developments opportunities which may support future in-situ production, including Meadow Creek, Lewis, OSLO, Gregoire, Chard and Kirby;

•
the expectation that the Mildred Lake Extension project will sustain Syncrude's current production levels by extending the life of the North Mine using existing extraction and upgrading facilities while minimizing the environmental impacts of building infrastructure and that the project will come online in 2025;

•
expectations for the E&P segment, including the segment's focus primarily on low-cost projects that deliver significant returns, cash flow and long-term value, and ongoing development activities offshore the east coast of Canada and in the U.K. North Sea intended to leverage existing facilities and infrastructure to provide incremental production and including development drilling and development work done in 2020 that will extend the productive life of existing fields which are planned to continue in 2021, along with development drilling at Hebron, Golden Eagle and Oda, with continued development work at Buzzard Phase 2 and the Fenja project in Norway;

•
the expectation that an economically viable path forward with a safe and reliable return to operations can be determined for the Terra Nova Project; and

•
the expectation that well pads under construction will maintain existing production levels at Firebag and MacKay River in future years as production from existing well pads declines.

The anticipated duration and impact of planned maintenance events, including:

•
planned five-year turnaround at Oil Sands Base Upgrader 2, maintenance at Upgrader 1 and Syncrude with maintenance, including at its largest coker; and

•
planned maintenance at the Commerce City, Edmonton and Montreal refineries.

Also:

•
economic sensitivities;

•
Suncor's belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor's actual results;

•
the company's priority regarding returning value to shareholders, and the company's ongoing ability to generate cash flow and commitment to return cash to shareholders;

•
statements about Suncor's share repurchase program, including its belief that, depending on the trading price of its common shares and other relevant factors, purchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders, and Suncor's expectation that the decision to allocate cash to repurchase shares will not affect its long-term growth strategy;

•
the company's belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company's financial condition or financial performance, including liquidity and capital resources;

•
Suncor's planned 2021 capital spending program of $3.8 to $4.5 billion and the belief that the company will have the capital resources to fund its planned 2021 capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets;

•
Suncor's expectations as to how its 2021 capital expenditures will be directed and the expected benefits therefrom;

•
the objectives of the company's short-term investment portfolio and the expectation that the maximum weighted average term to maturity of the company's short-term investment portfolio will not exceed six months, and all investments will be with counterparties with investment grade debt ratings;

•
management of debt levels continuing to be a priority for Suncor given the company's long-term growth plans and future expected volatility in the commodity pricing

Annual Report 2020   Suncor Energy Inc.  83

  environment, and Suncor's belief that a phased and flexible approach to existing and future projects should assist Suncor in maintaining its ability to manage project costs and debt levels;

•
Suncor's intention to adopt certain accounting standards, amendments and interpretations when they become effective; and

•
expectations with respect to changes to law and government policy.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of the company's reportable operating segments, specifically Oil Sands, E&P, and R&M, may be affected by a number of factors.

Factors that affect Suncor's Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company's proprietary production will be closed, experience equipment failure or other accidents; Suncor's ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor's dependence on pipeline capacity and other logistical constraints, which may affect the company's ability to distribute products to market; Suncor's ability to finance Oil Sands growth and sustaining capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company's ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta's Wood Buffalo region and the surrounding area (including housing, roads and schools).

Factors that affect Suncor's E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socio-economic risks associated with Suncor's foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.

Factors that affect Suncor's R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company's margins; market competition, including potential new market entrants; the company's ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.

Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor's operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor's products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor's projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs, and mandatory production curtailment orders and changes thereto; changes to laws and government policies that could impact the company's business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or

84  Annual Report 2020   Suncor Energy Inc.

prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor's information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor's capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor's control for the company's operations, projects, initiatives, and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor's relationships with labour unions that represent employees at the company's facilities; the company's ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor's reserves, resources and future production estimates; market instability affecting Suncor's ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company's risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Indigenous consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.

Many of these risk factors and other assumptions related to Suncor's forward-looking statements are discussed in further detail throughout this MD&A, including under the heading Risk Factors, and the company's 2020 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other documents that Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the company.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.

Annual Report 2020   Suncor Energy Inc.  85

Management's Statement
of Responsibility for Financial Reporting

The management of Suncor Energy Inc. is responsible for the presentation and preparation of the accompanying consolidated financial statements of Suncor Energy Inc. and all related financial information contained in the Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles applicable to publicly accountable enterprises, which is within the framework of International Financial Reporting Standards as issued by the International Accounting Standards Board incorporated into the Canadian Institute of Chartered Professional Accountants Handbook Part 1. They include certain amounts that are based on estimates and judgments.

In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies adopted by management. If alternate accounting methods exist, management has chosen those policies it deems the most appropriate in the circumstances. In discharging its responsibilities for the integrity and reliability of the financial statements, management maintains and relies upon a system of internal controls designed to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. These controls include quality standards in hiring and training of employees, formalized policies and procedures, a corporate code of conduct and associated compliance program designed to establish and monitor conflicts of interest, the integrity of accounting records and financial information, among others, and employee and management accountability for performance within appropriate and well-defined areas of responsibility.

The system of internal controls is further supported by the professional staff of an internal audit function who conduct periodic audits of the company's financial reporting.

The Audit Committee of the Board of Directors, currently composed of four independent directors, reviews the effectiveness of the company's financial reporting systems, management information systems, internal control systems and internal auditors. It recommends to the Board of Directors the external auditor to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. In addition, it reviews with management and the external auditor any significant financial reporting issues, the presentation and impact of significant risks and uncertainties, and key estimates and judgments of management that may be material for financial reporting purposes. The Audit Committee appoints the independent reserve consultants. The Audit Committee meets at least quarterly to review and approve interim financial statements prior to their release, as well as annually to review Suncor's annual financial statements and Management's Discussion and Analysis, Annual Information Form/Form 40-F, and annual reserves estimates, and recommend their approval to the Board of Directors. The internal auditors and the external auditor, KPMG LLP, have unrestricted access to the company, the Audit Committee and the Board of Directors.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 24, 2021

86  Annual Report 2020   Suncor Energy Inc.

The following report is provided by management in respect of the company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934):

Management's Report on Internal Control
Over Financial Reporting

1.
Management is responsible for establishing and maintaining adequate internal control over the company's financial reporting.

2.
Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework (2013) in Internal Control – Integrated Framework to evaluate the effectiveness of the company's internal control over financial reporting.

3.
Management has assessed the effectiveness of the company's internal control over financial reporting as at December 31, 2020, and has concluded that such internal control over financial reporting was effective as of that date. In addition, based on this assessment, management determined that there were no material weaknesses in internal control over financial reporting as at December 31, 2020. Because of inherent limitations, systems of internal control over financial reporting may not prevent or detect misstatements and even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

4.
The effectiveness of the company's internal control over financial reporting as at December 31, 2020 has been audited by KPMG LLP, independent auditor, as stated in their report which appears herein.

Mark Little	Alister Cowan
President and Chief Executive Officer	Chief Financial Officer

February 24, 2021

Annual Report 2020   Suncor Energy Inc.  87

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Suncor Energy Inc.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Suncor Energy Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of comprehensive (loss) income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

88  Annual Report 2020   Suncor Energy Inc.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Indicators of impairment loss or reversal related to Oil Sands and Exploration and Production property, plant and equipment

As discussed in Note 3(m) to the consolidated financial statements, when circumstances indicate that a cash generating unit ("CGU") may be impaired or a previous impairment reversed, the Company compares the carrying amount of the CGU to its recoverable amount. Quarterly, the Company analyzes indicators of impairment loss or reversal ("impairment indicators"), such as significant increases or decreases in forecasted production volumes (which include assumptions related to proved and probable oil reserves), commodity prices, capital expenditures and operating costs (collectively, "reserve assumptions"). The estimate of reserve assumptions requires the expertise of independent qualified reserves evaluators. The Company engages independent qualified reserves evaluators to evaluate the Company's proved and probable oil reserves. The carrying amount of the Company's Oil Sands and Exploration and Production property, plant and equipment balance as of December 31, 2020 was $58,156 million.

We identified the evaluation of the assessment of impairment indicators related to the Oil Sands and Exploration and Production property, plant and equipment as a critical audit matter. A high degree of subjective auditor judgment was required to evaluate the reserve assumptions used by the Company in their assessment.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's assessment of impairment indicators, including controls related to the reserve assumptions. We evaluated the Company's reserve assumptions by comparing the current year externally evaluated proved and probable oil reserves to historical results. We compared the Company's current year actual production volumes, operating costs and capital expenditures to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the Company's future commodity price estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the competence, capabilities, and objectivity of the Company's independent reservoir engineering specialists engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by the independent reservoir engineering specialists to evaluate proved and probable oil reserves for compliance with regulatory standards.

Impairment of the Fort Hills cash generating unit

As discussed in note 16 to the consolidated financial statements, the Company recorded an impairment charge of $1.38 billion related to the Fort Hills cash generating unit ("CGU"). The Company identified an indicator of impairment at March 31, 2020 and an indicator of impairment reversal at December 31, 2020 for the Fort Hills CGU and performed impairment tests to determine the recoverable amount of the CGU based on the fair value less cost of disposal. The estimated recoverable amount of the CGU involves numerous assumptions, including forecasted production volumes, commodity prices (including foreign exchange rates), operating costs ("forecasted cash flow assumptions"), and discount rate.

We identified the assessment of the impairment of the Fort Hills CGU as a critical audit matter. A high degree of subjective auditor judgment was required in evaluating the Company's forecasted cash flow and discount rate assumptions as minor changes to these assumptions could have had a significant effect on the Company's calculation of the recoverable amount of the CGU. A high degree of subjective auditor judgement was also required to evaluate the externally evaluated proved and probable oil reserves which were used to assess the Company's forecasted cash flow assumptions. Additionally, the evaluation of the impairment of the Fort Hills CGU required involvement of valuation professionals with specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company's determination of the recoverable amount of the CGU, including controls related to determination of the forecasted cash flow assumptions and discount rate. We performed sensitivity analyses over the discount rate and forecasted commodity price assumptions to assess the impact of those assumptions on the Company's determination of the recoverable amount of the CGU. We evaluated the Company's future commodity price (including foreign exchange rate)

Annual Report 2020   Suncor Energy Inc.  89

estimates by comparing to a number of publicly available external price curves for the same benchmark pricing. We evaluated the forecasted production volumes and operating cost assumptions used in the impairment test by comparing to the current year externally evaluated proved and probable oil reserves as well as to historical results. We assessed differences between management's forecasted cash flow assumptions and the externally evaluated proved and probable oil reserves by comparing to recent historical results and comparable CGUs. We compared the Company's current year actual production volumes and operating costs to those respective assumptions used in the prior year externally evaluated proved and probable oil reserves to assess the Company's ability to accurately forecast. We evaluated the competence, capabilities and objectivity of the independent qualified reserves evaluators engaged by the Company, who evaluated the proved and probable oil reserves. We evaluated the methodology used by independent reservoir engineering specialists to evaluate proved and probable oil reserves for compliance with regulatory standards. We involved valuation professionals with specialized skills and knowledge, who assisted in:

•
evaluating the Company's CGU discount rate, by comparing the inputs against publicly available market data for comparable entities and assessing the resulting discount rate

•
evaluating the Company's estimate of recoverable amount of the CGU by comparing to publicly available market data and valuation metrics for comparable entities.

We have served as the Company's auditor since 2019.

Chartered Professional Accountants

Calgary, Canada

February 24, 2021

90  Annual Report 2020   Suncor Energy Inc.

Consolidated Statements of Comprehensive (Loss) Income

For the years ended December 31 ($ millions)	Notes	2020	2019

Revenues and Other Income

Operating revenues, net of royalties	6	24 662	38 344

Other income	7	390	645

		25 052	38 989

Expenses

Purchases of crude oil and products		9 112	12 562

Operating, selling and general	8 and 26	9 927	11 244

Transportation		1 418	1 442

Depreciation, depletion, amortization and impairment	15 and 16	9 526	10 572

Exploration		186	256

Gain on disposal of assets		(16)	(253)

Financing expenses	9	996	633

		31 149	36 456

(Loss) Earnings before Income Taxes		(6 097)	2 533

Income Tax (Recovery) Expense

Current	10	(659)	1 552

Deferred	10 and 16	(1 119)	(1 918)

		(1 778)	(366)

Net (Loss) Earnings		(4 319)	2 899

Other Comprehensive Loss

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment		(22)	(177)

Items That Will Not be Reclassified to Earnings:

Actuarial loss on employee retirement benefit plans, net of income taxes		(196)	(48)

Other Comprehensive Loss		(218)	(225)

Total Comprehensive (Loss) Income		(4 537)	2 674

Per Common Share (dollars)	11

Net (loss) earnings – basic and diluted		(2.83)	1.86

Cash dividends		1.10	1.68

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated Balance Sheets

($ millions)	Notes	December 31 2020	December 31 2019

Assets

Current assets

Cash and cash equivalents	12	1 885	1 960

Accounts receivable		3 157	4 052

Inventories	14	3 617	3 761

Income taxes receivable		727	133

Total current assets		9 386	9 906

Property, plant and equipment, net	15 – 17	68 130	72 640

Exploration and evaluation	18	2 286	2 428

Other assets	19	1 277	1 194

Goodwill and other intangible assets	20	3 328	3 058

Deferred income taxes	10	209	209

Total assets		84 616	89 435

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	21	3 566	2 155

Current portion of long-term debt	21	1 413	—

Current portion of long-term lease liabilities	21	272	310

Accounts payable and accrued liabilities		4 684	6 555

Current portion of provisions	24	527	631

Income taxes payable		87	886

Total current liabilities		10 549	10 537

Long-term debt	21	13 812	12 884

Long-term lease liabilities	21	2 636	2 621

Other long-term liabilities	22	2 840	2 499

Provisions	24	10 055	8 676

Deferred income taxes	10 and 16	8 967	10 176

Equity		35 757	42 042

Total liabilities and shareholders' equity		84 616	89 435

The accompanying notes are an integral part of the consolidated financial statements.

Approved on behalf of the Board of Directors:

Mark Little	Patricia M. Bedient
Director	Director

February 24, 2021

92  Annual Report 2020   Suncor Energy Inc.

Consolidated Statements of Cash Flows

For the years ended December 31 ($ millions)	Notes	2020	2019

Operating Activities

Net (loss) earnings		(4 319)	2 899

Adjustments for:

Depreciation, depletion, amortization and impairment		9 526	10 572

Deferred income tax recovery	10 and 16	(1 119)	(1 918)

Accretion	9	278	270

Unrealized foreign exchange gain on U.S. dollar denominated debt	9	(312)	(624)

Change in fair value of financial instruments and trading inventory		108	107

Gain on disposal of assets		(16)	(253)

Share-based compensation		(238)	44

Exploration		80	66

Settlement of decommissioning and restoration liabilities		(231)	(464)

Other		119	119

Increase in non-cash working capital	13	(1 201)	(397)

Cash flow provided by operating activities		2 675	10 421

Investing Activities

Capital and exploration expenditures		(3 926)	(5 558)

Proceeds from disposal of assets		72	274

Other investments		(113)	(213)

(Increase) decrease in non-cash working capital	13	(557)	409

Cash flow used in investing activities		(4 524)	(5 088)

Financing Activities

Net increase (decrease) in short-term debt		1 445	(982)

Net increase in long-term debt	21	2 634	557

Lease liability payments		(335)	(307)

Issuance of common shares under share option plans		29	90

Repurchase of common shares	25	(307)	(2 274)

Distributions relating to non-controlling interest		(10)	(7)

Dividends paid on common shares		(1 670)	(2 614)

Cash flow provided by (used in) financing activities		1 786	(5 537)

Decrease in Cash and Cash Equivalents		(63)	(204)

Effect of foreign exchange on cash and cash equivalents		(12)	(57)

Cash and cash equivalents at beginning of year		1 960	2 221

Cash and Cash Equivalents at End of Year		1 885	1 960

Supplementary Cash Flow Information

Interest paid		1 028	996

Income taxes paid		695	1 033

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated Statements of Changes in Equity

($ millions)	Notes	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2018		25 910	540	1 076	16 479	44 005	1 584 484

Adoption of IFRS 16 impact		—	—	—	14	14	—

At January 1, 2019, adjusted		25 910	540	1 076	16 493	44 019	1 584 484

Net earnings		—	—	—	2 899	2 899	—

Foreign currency translation adjustment		—	—	(177)	—	(177)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $23	23	—	—	—	(48)	(48)	—

Total comprehensive (loss) income		—	—	(177)	2 851	2 674	—

Issued under share option plans		116	(24)	—	—	92	2 688

Repurchase of common shares for cancellation	25	(905)	—	—	(1 369)	(2 274)	(55 298)

Change in liability for share purchase commitment		46	—	—	49	95	—

Share-based compensation	26	—	50	—	—	50	—

Dividends paid on common shares		—	—	—	(2 614)	(2 614)	—

At December 31, 2019		25 167	566	899	15 410	42 042	1 531 874

Net loss		—	—	—	(4 319)	(4 319)	—

Foreign currency translation adjustment		—	—	(22)	—	(22)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $62	23	—	—	—	(196)	(196)	—

Total comprehensive loss		—	—	(22)	(4 515)	(4 537)	—

Issued under share option plans		36	(7)	—	—	29	804

Repurchase of common shares for cancellation	25	(124)	—	—	(183)	(307)	(7 527)

Change in liability for share purchase commitment	25	65	—	—	103	168	—

Share-based compensation	26	—	32	—	—	32	—

Dividends paid on common shares		—	—	—	(1 670)	(1 670)	—

At December 31, 2020		25 144	591	877	9 145	35 757	1 525 151

The accompanying notes are an integral part of the consolidated financial statements.

94  Annual Report 2020   Suncor Energy Inc.

Notes to the Consolidated Financial Statements

1. Reporting Entity and Description of the Business

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor is strategically focused on developing one of the world's largest petroleum resource basins – Canada's Athabasca oil sands. In addition, the company explores for, acquires, develops, produces, transports, refines and markets crude oil in Canada and internationally, Suncor markets petroleum and petrochemical products primarily in Canada, under the Petro-Canada™ brand. The company also operates a renewable energy business and conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products, and power.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Preparation

(a) Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and Canadian generally accepted accounting principles (GAAP) as contained within Part 1 of the Canadian Institute of Chartered Professional Accountants Handbook.

Suncor's accounting policies are based on IFRS issued and outstanding for all periods presented in these consolidated financial statements. These consolidated financial statements were approved by the Board of Directors on February 24, 2021.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in note 3. The accounting policies described in note 3 have been applied consistently to all periods presented in these consolidated financial statements.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates, Assumptions and Judgments

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgments used in the preparation of the consolidated financial statements are described in note 4.

3. Summary of Significant Accounting Policies

(a) Principles of Consolidation

The company consolidates its interests in entities it controls. Control comprises the power to govern an entity's financial and operating policies to obtain benefits from its activities, and is a matter of judgment. All intercompany balances and transactions are eliminated on consolidation.

(b) Joint Arrangements

Joint arrangements represent arrangements in which two or more parties have joint control established by a contractual agreement. Joint control only exists when decisions about the activities that most significantly affect the returns of the investee are unanimous. Joint arrangements can be classified as either a joint operation or a joint venture. The classification of joint arrangements requires judgment. In determining the classification of its joint arrangements, the company considers the contractual rights and obligations of each investor and whether the legal structure of the joint arrangement gives the entity direct rights to the assets and obligations for the liabilities.

Where the company has rights to the assets and obligations for the liabilities of a joint arrangement, such arrangement is classified as a joint operation and the company's proportionate share of the joint operation's assets, liabilities, revenues and expenses are included in the consolidated financial statements, on a line-by-line basis.

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Where the company has rights to the net assets of an arrangement, the arrangement is classified as a joint venture and accounted for using the equity method of accounting. Under the equity method, the company's initial investment is recognized at cost and subsequently adjusted for the company's share of the joint venture's income or loss, less distributions received.

(c) Investments in Associates

Associates are entities for which the company has significant influence, but not control or joint control over the financial and operational decisions. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost and adjusted thereafter for the change in the company's share of the investee's profit or loss and Other Comprehensive Income (OCI) until the date that significant influence ceases.

(d) Foreign Currency Translation

Functional currencies of the company's individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the company's consolidated financial statements, the financial statements of each entity are translated into Canadian dollars. The assets and liabilities of foreign operations are translated into Canadian dollars at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into Canadian dollars using foreign exchange rates that approximate those on the date of the underlying transaction. Foreign exchange differences are recognized in OCI.

If the company or any of its entities disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the accumulated foreign currency translation gains or losses related to the foreign operation are recognized in net earnings.

(e) Revenues

Revenue from the sale of crude oil, natural gas, natural gas liquids, purchased products, refined petroleum products and power represent the company's contractual arrangements with customers. Revenue is recorded when control passes to the customer, in accordance with specified contract terms. All operating revenue is earned at a point in time and is based on the consideration that the company expects to receive for the transfer of the goods to the customer. Revenues are usually collected in the month following delivery except retail gasoline, diesel and ancillary products which are due upon delivery and, accordingly, the company does not adjust consideration for the effects of a financing component.

Revenue from oil and natural gas production is recorded net of royalty expense.

International operations conducted pursuant to Production Sharing Contracts (PSCs) are reflected in the consolidated financial statements based on the company's working interest. Each PSC establishes the exploration, development and operating costs the company is required to fund and establishes specific terms for the company to recover these costs and to share in the production profits. Cost recovery is generally limited to a specified percentage of production during each fiscal year (Cost Recovery Oil). Any Cost Recovery Oil remaining after costs have been recovered is referred to as Excess Petroleum and is shared between the company and the respective government. Assuming collection is reasonably assured, the company's share of Cost Recovery Oil and Excess Petroleum are reported as revenue when the sale of product to a third party occurs. Revenue also includes income taxes paid on the company's behalf by government joint partners.

(f) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in banks, term deposits, certificates of deposit and all other highly liquid investments at the time of purchase.

(g) Inventories

Inventories of crude oil and refined products, other than inventories held for trading purposes, are valued at the lower of cost, using the first-in, first-out method, and net realizable value. Cost of inventory consists of purchase costs, direct production costs, direct overhead and depreciation, depletion and amortization. Materials and supplies are valued at the lower of average cost and net realizable value.

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Inventories held for trading purposes are carried at fair value and any changes in fair value are recognized in Other Income within the respective reporting segment to which the trading activity relates.

(h) Assets Held for Sale

Assets and the associated liabilities are classified as held for sale if their carrying amounts are expected to be recovered through a disposition rather than through continued use. The assets or disposal groups are measured at the lower of their carrying amount or estimated fair value less costs of disposal. Impairment losses on initial classification as well as subsequent gains or losses on remeasurement are recognized in Depreciation, Depletion, Amortization and Impairment. When the assets or disposal groups are sold, the gains or losses on the sale are recognized in Gain on Disposal of Assets. Assets classified as held for sale are not depreciated, depleted or amortized.

(i) Exploration and Evaluation Assets

The costs to acquire non-producing oil and gas properties or licences to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as Exploration and Evaluation assets. Certain exploration costs, including geological, geophysical and seismic expenditures and delineation on oil sands properties, are charged to Exploration expense as incurred.

Exploration and Evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to Exploration expense.

When management determines with reasonable certainty that an Exploration and Evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to Property, Plant and Equipment.

(j) Property, Plant and Equipment

Property, Plant and Equipment are initially recorded at cost.

The costs to acquire developed or producing oil and gas properties, and to develop oil and gas properties, including completing geological and geophysical surveys and drilling development wells, and the costs to construct and install development infrastructure, such as wellhead equipment, well platforms, well pairs, offshore platforms, subsea structures and an estimate of asset retirement costs, are capitalized as oil and gas properties within Property, Plant and Equipment.

The costs to construct, install and commission, or acquire, oil and gas production equipment, including oil sands upgraders, extraction plants, mine equipment, processing and power generation facilities, utility plants, and all renewable energy, refining, and marketing assets, are capitalized as plant and equipment within Property, Plant and Equipment.

Stripping activity required to access oil sands mining resources incurred in the initial development phase is capitalized as part of the construction cost of the mine. Stripping costs incurred in the production phase are charged to expense as they normally relate to production for the current period.

The costs of planned major inspection, overhaul and turnaround activities that maintain Property, Plant and Equipment and benefit future years of operations are capitalized. Recurring planned maintenance activities performed on shorter intervals are expensed as operating costs. Replacements outside of a major inspection, overhaul or turnaround are capitalized when it is probable that future economic benefits will be realized by the company and the associated carrying amount of the replaced component is derecognized.

Borrowing costs relating to assets that take over one year to construct are capitalized as part of the asset. Capitalization of borrowing costs ceases when the asset is in the location and condition necessary for its intended use, and is suspended when construction of an asset is ceased for extended periods.

(k) Depreciation, Depletion and Amortization

Exploration and Evaluation assets are not subject to depreciation, depletion and amortization. Once transferred to oil and gas properties within Property, Plant and Equipment and commercial production commences, these costs are depleted on a unit-of-production basis over proved developed reserves, with the exception of costs associated with oil sands mines, which are depreciated on a straight-line basis over the life of the mine, and property acquisition costs, which are depleted over proved reserves.

Capital expenditures are not depreciated or depleted until assets are substantially complete and ready for their intended use.

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Costs to develop oil and gas properties other than certain oil sands mining assets, including costs of dedicated infrastructure, such as well pads and wellhead equipment, are depleted on a unit-of-production basis over proved developed reserves. A portion of these costs may not be depleted if they relate to undeveloped reserves. Costs related to offshore facilities are depleted over proved and probable reserves. Costs to develop and construct oil sands mines are depreciated on a straight-line basis over the life of the mine.

Major components of Property, Plant and Equipment are depreciated on a straight-line basis over their expected useful lives.

Oil sands upgraders, extraction plants and mine facilities	20 to 40 years

Oil sands mine equipment	5 to 15 years

Oil sands in situ processing facilities	30 years

Power generation and utility plants	30 to 40 years

Refineries and other processing plants	20 to 40 years

Marketing and other distribution assets	10 to 40 years

The costs of major inspection, overhaul and turnaround activities that are capitalized are depreciated on a straight-line basis over the period to the next scheduled activity, which varies from two to five years.

Depreciation, depletion and amortization rates are reviewed annually or when events or conditions occur that impact capitalized costs, reserves or estimated service lives.

Right-of-use assets within Property, Plant and Equipment are depreciated on a straight-line basis over the shorter of the estimated useful life of the right-of-use asset or the lease term.

(l) Goodwill and Other Intangible Assets

The company accounts for business combinations using the acquisition method. The excess of the purchase price over the fair value of the identifiable net assets represents goodwill, and is allocated to the cash generating units (CGUs) or groups of CGUs expected to benefit from the business combination.

Other intangible assets include acquired customer lists, brand value and certain software costs.

Goodwill and brand value have indefinite useful lives and are not subject to amortization. Customer lists are amortized over their expected useful lives, which range from five to ten years. Software costs are amortized over their expected useful lives which range from five to six years. Expected useful lives of other intangible assets are reviewed on an annual basis.

(m) Impairment of Assets

Non-Financial Assets

Property, Plant and Equipment and Exploration and Evaluation assets are reviewed quarterly to assess whether there is any indication of impairment. Goodwill and intangible assets that have an indefinite useful life are tested for impairment annually. Exploration and Evaluation assets are also tested for impairment immediately prior to being transferred to Property, Plant and Equipment.

If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated as the higher of the fair value less costs of disposal and value-in-use. In determining fair value less costs of disposal, recent market transactions are considered, if available. In the absence of such transactions, an appropriate valuation model is used. Value-in-use is assessed using the present value of the expected future cash flows of the relevant asset. If the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, the asset is tested as part of a CGU, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. An impairment loss is the amount by which the carrying amount of the individual asset or CGU exceeds its recoverable amount.

Impairments may be reversed for all CGUs and individual assets, other than goodwill, if there has been a change in the estimates and judgments used to determine the asset's recoverable amount since the last impairment loss was recognized. If such indication exists, the carrying amount of the CGU or asset is increased to its revised recoverable amount, which cannot exceed the carrying amount that would have been determined, net of depletion, depreciation and amortization, had no impairment been recognized.

Impairments and impairment reversals are recognized within Depreciation, Depletion, Amortization and Impairment.

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Financial Assets

At each reporting date, the company assesses the expected credit losses associated with its financial assets measured at amortized cost. Expected credit losses are measured as the difference between the cash flows that are due to the company and the cash flows that the company expects to receive, discounted at the effective interest rate determined at initial recognition. For trade accounts receivables, the company applies the simplified approach permitted by IFRS 9 Financial Instruments, which requires lifetime expected credit losses to be recognized from initial recognition of the receivables. To measure expected credit losses, accounts receivables are grouped based on the number of days the receivables have been outstanding and the internal credit assessments of the customers. Credit risk for longer term receivables is assessed based on an external credit rating of the counterparty. For longer term receivables with credit risk that has not increased significantly since the date of recognition, the company measures the expected credit loss as the twelve-month expected credit loss. Expected credit losses are recognized in net earnings.

(n) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company's Exploration and Evaluation assets and Property, Plant and Equipment. Provisions for decommissioning and restoration obligations are measured at the present value of management's best estimate of the future cash flows required to settle the present obligation, using the credit-adjusted risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time through Financing Expense with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

(o) Income Taxes

The company follows the liability method of accounting for income taxes whereby deferred income taxes are recorded for the effect of differences between the accounting and income tax basis of an asset or liability. Deferred income tax assets and liabilities are measured using enacted or substantively enacted income tax rates as at the balance sheet date that are anticipated to apply to taxable income in the years in which temporary differences are anticipated to be recovered or settled. Changes to these balances are recognized in net earnings or in Other Comprehensive Income in the period they occur. Investment tax credits are recorded as a reduction to the related expenditures.

The company recognizes the financial statement impact of a tax filing position when it is probable, based on the technical merits, that the position will be sustained upon audit. The company assesses possible outcomes and their associated probabilities. If the company determines payment is probable, it measures the tax provision at the best estimate of the amount of tax payable.

(p) Pensions and Other Post-Retirement Benefits

The company sponsors defined benefit pension plans, defined contribution pension plans and other post-retirement benefits.

The cost of pension benefits earned by employees in the defined contribution pension plan is expensed as incurred. The cost of defined benefit pension plans and other post-retirement benefits are actuarially determined using the projected unit credit method based on present pay levels and management's best estimates of demographic and financial assumptions. Pension benefits earned during the current year are recorded in Operating, Selling and General expense. Interest costs on the net unfunded obligation are recorded in Financing Expense. Any actuarial gains or losses are recognized immediately through Other Comprehensive Income and transferred directly to Retained Earnings.

The liability recognized on the balance sheet is the present value of the defined benefit obligations net of the fair value of plan assets.

(q) Share-Based Compensation Plans

Under the company's share-based compensation plans, share-based awards may be granted to executives, employees and non-employee directors. Compensation expense is recorded in Operating, Selling and General expense.

Share-based compensation awards that settle in cash or have the option to settle in cash or shares are accounted for as cash-settled plans. These are measured at fair value each reporting period using the Black-Scholes options pricing model. The

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expense is recognized over the vesting period, with a corresponding adjustment to the outstanding liability. When awards are surrendered for cash, the cash settlement paid reduces the outstanding liability. When awards are exercised for common shares, consideration paid by the holder and the previously recognized liability associated with the options are recorded to Share Capital.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to Contributed Surplus. Consideration paid to the company on exercise of options is credited to Share Capital and the associated amount in Contributed Surplus is reclassified to Share Capital.

(r) Financial Instruments

The company classifies its financial instruments into one of the following categories: fair value through profit or loss (FVTPL), fair value through other comprehensive income, or at amortized cost. This determination is made at initial recognition. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative financial instruments and certain investments as FVTPL, cash and cash equivalents and accounts receivable as financial assets at amortized cost, and accounts payable and accrued liabilities, debt, and other long-term liabilities as financial liabilities at amortized cost.

In circumstances where the company consolidates a subsidiary in which there are other owners with a non-controlling interest and the subsidiary has a non-discretionary obligation to distribute cash based on a predetermined formula to the non-controlling owners, the non-controlling interest is classified as a financial liability rather than equity in accordance with IAS 32 Financial Instruments: Presentation. The non-controlling interest liability is classified as an amortized cost liability and is presented within Other Long-Term Liabilities. The balance is accreted based on current period interest expense recorded using the effective interest method and decreased based on distributions made to the non-controlling owners.

The company uses derivative financial instruments, such as physical and financial contracts, either to manage certain exposures to fluctuations in interest rates, commodity prices and foreign exchange rates, as part of its overall risk management program. Earnings impacts from derivatives used to manage a particular risk are reported as part of Other Income in the related reporting segment.

Certain physical commodity contracts, when used for trading purposes, are deemed to be derivative financial instruments for accounting purposes. Physical commodity contracts entered into for the purpose of receipt or delivery in accordance with the company's expected purchase, sale or usage requirements are not considered to be derivative financial instruments and are accounted for as executory contracts.

Derivatives embedded in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(s) Hedging Activities

The company may apply hedge accounting to arrangements that qualify for designated hedge accounting treatment. Documentation is prepared at the inception of a hedge relationship in order to qualify for hedge accounting. Designated hedges are assessed at each reporting date to determine if the relationship between the derivative and the underlying hedged item accomplishes the company's risk management objectives for financial and non-financial risk exposures.

If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and in the fair value of the underlying hedged item are recognized in net earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in fair value of the derivative are initially recorded in Other Comprehensive Income and are recognized in net earnings when the hedged item is realized. Ineffective portions of changes in the fair value of cash flow hedges are recognized in net earnings immediately. Changes in the fair value of a derivative designated in a fair value or cash flow hedge are recognized in the same line item as the underlying hedged item.

The company did not apply hedge accounting to any of its derivative instruments for the years ended December 31, 2020 or 2019.

(t) Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects. When the company repurchases its own common shares, share

100  Annual Report 2020   Suncor Energy Inc.

capital is reduced by the average carrying value of the shares repurchased. The excess of the purchase price over the average carrying value is recognized as a deduction from Retained Earnings. Shares are cancelled upon repurchase.

(u) Dividend Distributions

Dividends on common shares are recognized in the period in which the dividends are declared by the company's Board of Directors.

(v) Earnings per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares related to the company's share-based compensation plans. The number of shares included is computed using the treasury stock method. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings per share if they have a dilutive impact in the period.

(w) Emissions Obligations

Emissions obligations are measured at the weighted average cost per unit of emissions expected to be incurred in the compliance period and are recorded in the period in which the emissions occur within Operating, Selling and General expense, or Purchases.

Purchases of emissions rights are recognized as Other Assets on the balance sheet and are measured at historical cost. Emissions rights received by way of grant are recorded at a nominal amount.

(x) Leases

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset on the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term. Judgment is applied to determine the lease term where a renewal option exists. Right-of-use assets are depreciated using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be reduced by impairment losses or adjusted for certain remeasurements of the lease liability.

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term. As well, the company has accounted for each lease component and any non-lease components as a single lease component for crude oil storage tanks.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company's incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the company's estimate of the amount expected to be payable under a residual value guarantee, or if the company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Annual Report 2020   Suncor Energy Inc.  101

The company has lease contracts which include storage tanks, pipelines, railway cars, vessels, buildings, land, and mobile equipment for the purpose of production, storage and transportation of crude oil and related products.

(y) Government Grants

Government grants are recognized when the company has reasonable assurance that it has complied with the relevant conditions of the grant and that it will be received. The company recognizes the grants that compensate the company for expenses incurred against the financial statement line item that it is intended to compensate, or to other income if the grant is recognized in a different period than the underlying transaction.

4. Significant Accounting Estimates and Judgments

The preparation of financial statements in accordance with IFRS requires management to make estimates and judgments that affect reported assets, liabilities, revenues, expenses, gains, losses, and disclosures of contingencies. These estimates and judgments are subject to change based on experience and new information.

On January 30, 2020, the World Health Organization declared the Coronavirus disease (COVID-19) outbreak a Public Health Emergency of International Concern and, on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of COVID-19 include restrictions on travel, quarantines in certain areas, and forced closures for certain types of public places and businesses. These measures have caused significant disruption to business operations and a significant increase in economic uncertainty, with reduced demand for commodities leading to volatile prices and currency exchange rates, and a decline in long-term interest rates. Our operations and business are particularly sensitive to a reduction in the demand for, and prices of, commodities that are closely linked to Suncor's financial performance, including crude oil, refined petroleum products (such as jet fuel and gasoline), natural gas and electricity. The potential direct and indirect impacts of the economic downturn have been considered in management's estimates, and assumptions at period end have been reflected in our results with any significant changes described in the relevant financial statement note.

Market conditions had improved over the course of the third and early fourth quarters of 2020 as nations began re-opening their economies, but the recent resurgence of COVID-19 cases (including cases related to variants or mutations of the COVID-19 virus) in certain geographic areas, and the possibility that a resurgence may occur in other areas, has resulted in the re-imposition of certain restrictions noted above by local authorities. In addition, while vaccines are beginning to be distributed, there is uncertainty as to the timing, level of adoption, duration of efficacy and overall effectiveness of the vaccine against variants or mutations. As such, the COVID-19 pandemic continues to present challenges to our operations and business environment. Management cannot reasonably estimate the length or severity of this pandemic but continues to monitor its impact on our operations.

The financial statement areas that require significant estimates and judgments are as follows:

Oil and Gas Reserves

The company's estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves have been evaluated at December 31, 2020 by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at December 31, 2020, which could differ significantly from other points in time throughout the year, or future periods. Changes in market and regulatory conditions and assumptions can materially impact the estimation of net reserves.

Oil and Gas Activities

The company is required to apply judgment when designating the nature of oil and gas activities as exploration, evaluation, development or production, and when determining whether the costs of these activities shall be expensed or capitalized.

Exploration and Evaluation Costs

Certain exploration and evaluation costs are initially capitalized with the intent to establish commercially viable reserves. The company is required to make judgments about future events and circumstances and applies estimates to assess the economic viability of extracting the underlying resources. The costs are subject to technical, commercial and management review to confirm the continued intent to develop the project. Level of drilling success or changes to project economics, resource

102  Annual Report 2020   Suncor Energy Inc.

quantities, expected production techniques, production costs and required capital expenditures are important judgments when making this determination. Management uses judgment to determine when these costs are reclassified to Property, Plant and Equipment based on several factors, including the existence of reserves, appropriate approvals from regulatory bodies, joint arrangement partners and the company's internal project approval process.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

Asset Impairment and Reversals

Management applies judgment in assessing the existence of impairment and impairment reversal indicators based on various internal and external factors.

The recoverable amount of CGUs and individual assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes, and refining margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of CGUs and individual assets and may then require a material adjustment to their related carrying value. In addition, the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels could result in a change in assumptions used in determining the recoverable amount and could affect the carrying value of the related assets. The timing in which global energy markets transition from carbon-based sources to alternative energy is highly uncertain.

Decommissioning and Restoration Costs

The company recognizes liabilities for the future decommissioning and restoration of Exploration and Evaluation assets and Property, Plant and Equipment based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company's decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Employee Future Benefits

The company provides benefits to employees, including pensions and other post-retirement benefits. The cost of defined benefit pension plans and other post-retirement benefits received by employees is estimated based on actuarial valuation methods that require professional judgment. Estimates typically used in determining these amounts include, as applicable, rates of employee turnover, future claim costs, discount rates, future salary and benefit levels, the return on plan assets, mortality rates and future medical costs. Changes to these estimates may have a material impact on the amounts presented.

Other Provisions

The determination of other provisions, including, but not limited to, provisions for royalty disputes, onerous contracts, litigation and constructive obligations, is a complex process that involves judgment about the outcomes of future events, the interpretation of laws and regulations, and estimates on the timing and amount of expected future cash flows and discount rates.

Income Taxes

Management evaluates tax positions, annually or when circumstances require, which involves judgment and could be subject to differing interpretations of applicable tax legislation. The company recognizes a tax provision when a payment to tax

Annual Report 2020   Suncor Energy Inc.  103

authorities is considered probable. However, the results of audits and reassessments and changes in the interpretations of standards may result in changes to those positions and, potentially, a material increase or decrease in the company's assets, liabilities and net earnings.

Deferred Income Taxes

Deferred tax assets are recognized when it is considered probable that deductible temporary differences will be recovered in the foreseeable future. To the extent that future taxable income and the application of existing tax laws in each jurisdiction differ significantly from the company's estimate, the ability of the company to realize the deferred tax assets could be impacted.

Deferred tax liabilities are recognized when there are taxable temporary differences that will reverse and result in a future outflow of funds to a taxation authority. The company records a provision for the amount that is expected to be settled, which requires judgment as to the ultimate outcome. Deferred tax liabilities could be impacted by changes in the company's judgment of the likelihood of a future outflow and estimates of the expected settlement amount, timing of reversals, and the tax laws in the jurisdictions in which the company operates.

Fair Value of Financial Instruments

The fair value of a financial instrument is determined, whenever possible, based on observable market data. If not available, the company uses third-party models and valuation methodologies that utilize observable market data that includes forward commodity prices, foreign exchange rates and interest rates to estimate the fair value of financial instruments, including derivatives. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk.

Functional Currency

The designation of the functional currency of the company and each of its subsidiaries is a management judgment based on the composition of revenue and costs in the locations in which it operates.

5. New IFRS Standards

(a) Adoption of New IFRS Standards

Definition of a Business

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3). The amendments narrowed and clarified the definition of a business. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of similar identifiable assets. If an election to use a concentration test is not made, or the test failed, then the assessment focuses on the existence of a substantive process. One important distinction is that "goodwill" can only be recognized as a result of acquiring a business, but not as a result of an asset acquisition. The company adopted the amendments prospectively on the effective date of January 1, 2020, and there was no impact to the company's consolidated financial statements as a result of the initial application.

(b) Recently Announced Accounting Pronouncements

The standards, amendments and interpretations that are issued, but not yet effective up to the date of authorization of the company's consolidated financial statements, and that may have an impact on the disclosures and financial position of the company are disclosed below. The company intends to adopt these standards, amendments and interpretations when they become effective.

Classification of Liabilities as Current or Non-Current

In January 2020, the IASB issued amendments to IAS 1 Presentation of Financial Statements to clarify that liabilities are classified as either current or non-current, depending on the existence of the substantive right at the end of the reporting period for an entity to defer settlement of the liability for at least twelve months after the reporting period. The amendments are effective January 1, 2023 with early adoption permitted. The amendments are required to be adopted retrospectively. The company does not anticipate any significant impact from these amendments on the consolidated financial statements as a result of the initial application.

104  Annual Report 2020   Suncor Energy Inc.

 6. Segmented Information

The company's operating segments are reported based on the nature of their products and services and management responsibility. The following summary describes the operations in each of the segments:

•
Oil Sands includes the company's wholly owned operations in the Athabasca oil sands in Alberta to explore, develop and produce bitumen, synthetic crude oil and related products, through the recovery and upgrading of bitumen from mining and in situ operations. This segment also includes the company's joint interest in the Syncrude oil sands mining and upgrading operation, and the company's joint interest in the Fort Hills partnership as well as the marketing, supply, transportation and risk management of crude oil, natural gas, power and byproducts. The individual operating segments related to mining operations, in situ, Fort Hills and Syncrude have been aggregated into one reportable segment (Oil Sands) due to the similar nature of their business activities, including the production of bitumen, and the single geographic area and regulatory environment in which they operate.

•
Exploration and Production (E&P) includes offshore activity in East Coast Canada, with interests in the Hibernia, Terra Nova, White Rose and Hebron oilfields, the exploration and production of crude oil and natural gas at Buzzard and Golden Eagle Area Development in the United Kingdom (U.K.), exploration and production of crude oil and gas at Oda, and the development of the Fenja fields in Norway, as well as the marketing and risk management of crude oil and natural gas.

•
Refining and Marketing includes the refining of crude oil products, and the distribution, marketing, transportation and risk management of refined and petrochemical products, and other purchased products through the retail and wholesale networks located in Canada and the United States (U.S.). The segment also includes trading of crude oil, natural gas and power.

The company also reports activities not directly attributable to an operating segment under Corporate and Eliminations. This includes renewable projects such as the wind power facilities of Chin Chute and Magrath in Alberta, SunBridge in Saskatchewan and Adelaide in Ontario, as well as other investments in waste-to-biofuels, chemicals, and carbon capture projects.

Intersegment sales of crude oil and natural gas are accounted for at market values and included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment balances are eliminated on consolidation. Intersegment profit will not be recognized until the related product has been sold to third parties.

Annual Report 2020   Suncor Energy Inc.  105

For the years ended December 31	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019

Revenues and Other Income

Gross revenues	7 792	13 948	1 899	3 675	15 180	22 216	29	27	24 900	39 866

Intersegment revenues	2 825	4 399	—	—	92	88	(2 917)	(4 487)	—	—

Less: Royalties	(95)	(917)	(143)	(605)	—	—	—	—	(238)	(1 522)

Operating revenues, net of royalties	10 522	17 430	1 756	3 070	15 272	22 304	(2 888)	(4 460)	24 662	38 344

Other income (loss)	298	172	54	430	48	75	(10)	(32)	390	645

	10 820	17 602	1 810	3 500	15 320	22 379	(2 898)	(4 492)	25 052	38 989

Expenses

Purchases of crude oil and products	844	1 407	—	—	11 243	15 296	(2 975)	(4 141)	9 112	12 562

Operating, selling and general	7 169	8 027	476	525	1 892	2 173	390	519	9 927	11 244

Transportation	1 223	1 293	100	80	138	120	(43)	(51)	1 418	1 442

Depreciation, depletion, amortization and impairment	6 430	8 170	2 147	1 505	867	823	82	74	9 526	10 572

Exploration	57	127	129	129	—	—	—	—	186	256

(Gain) loss on disposal of assets	(1)	(14)	—	(228)	(24)	(11)	9	—	(16)	(253)

Financing expenses	336	318	47	73	37	55	576	187	996	633

	16 058	19 328	2 899	2 084	14 153	18 456	(1 961)	(3 412)	31 149	36 456

(Loss) earnings before Income Taxes	(5 238)	(1 726)	(1 089)	1 416	1 167	3 923	(937)	(1 080)	(6 097)	2 533

Income Tax (Recovery) Expense

Current	(645)	266	64	626	325	972	(403)	(312)	(659)	1 552

Deferred	(797)	(1 565)	(321)	(215)	(24)	(49)	23	(89)	(1 119)	(1 918)

	(1 442)	(1 299)	(257)	411	301	923	(380)	(401)	(1 778)	(366)

Net (Loss) Earnings	(3 796)	(427)	(832)	1 005	866	3 000	(557)	(679)	(4 319)	2 899

Capital and Exploration Expenditures	2 736	3 522	489	1 070	515	818	186	148	3 926	5 558

106  Annual Report 2020   Suncor Energy Inc.

Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue

The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:

For the years ended December 31	2020			2019
($ millions)	North America	International	Total	North America	International	Total

Oil Sands(1)

SCO and diesel	8 574	—	8 574	13 567	—	13 567

Bitumen	2 043	—	2 043	4 780	—	4 780

	10 617	—	10 617	18 347	—	18 347

Exploration and Production

Crude oil and natural gas liquids	1 089	806	1 895	1 922	1 747	3 669

Natural gas	—	4	4	—	6	6

	1 089	810	1 899	1 922	1 753	3 675

Refining and Marketing

Gasoline	6 585	—	6 585	9 941	—	9 941

Distillate	6 525	—	6 525	9 447	—	9 447

Other	2 162	—	2 162	2 916	—	2 916

	15 272	—	15 272	22 304	—	22 304

Corporate and Eliminations	(2 888)	—	(2 888)	(4 460)	—	(4 460)

Total Gross Revenue from Contracts with Customers	24 090	810	24 900	38 113	1 753	39 866

(1)
Prior period amounts have been reclassified to conform with current period presentation.

Geographical Information

Operating Revenues, net of Royalties

($ millions)	2020	2019

Canada	20 588	31 157

United States	3 312	5 737

Other foreign	762	1 450

	24 662	38 344

Non-Current Assets(1)

($ millions)	December 31 2020	December 31 2019

Canada	71 040	75 190

United States	1 856	1 957

Other foreign	2 125	2 173

	75 021	79 320

(1)
Excludes deferred income tax assets.

Annual Report 2020   Suncor Energy Inc.  107

 7. Other Income

Other income consists of the following:

($ millions)	2020	2019

Energy trading activities

Gains recognized in earnings	126	185

Losses on inventory valuation	(25)	(7)

Short-term commodity risk management	49	(30)

Investment and interest income	94	89

Insurance proceeds(1)	96	431

Other	50	(23)

	390	645

(1)
2020 includes insurance proceeds for MacKay River within the Oil Sands segment and 2019 includes insurance proceeds for Syncrude and Libyan assets within the Oil Sands segment and Exploration and Production segment, respectively.

8. Operating, Selling and General Expense

Operating, Selling and General expense consists of the following:

($ millions)	2020	2019

Contract services(1)	4 165	4 380

Employee costs(1)	2 813	3 641

Materials	951	869

Energy	1 113	1 129

Equipment rentals and leases	361	345

Travel, marketing and other	524	880

	9 927	11 244

(1)
The company incurred $7.5 billion of contract services and employee costs for the year ended December 31, 2020 (2019 – $8.5 billion), of which $7.0 billion (2019 – $8.0 billion) was recorded in Operating, Selling and General expense and $0.5 billion was recorded as Property, Plant and Equipment (2019 – $0.5 billion). Employee costs include salaries, benefits and share-based compensation.

9. Financing Expenses

Financing expenses consist of the following:

($ millions)	2020	2019

Interest on debt	884	825

Interest on lease liabilities	166	172

Capitalized interest at 4.8% (2019 – 5.3%)	(120)	(122)

Interest expense	930	875

Interest on partnership liability	52	55

Interest on pension and other post-retirement benefits	54	59

Accretion	278	270

Foreign exchange gain on U.S. dollar denominated debt	(312)	(624)

Operational foreign exchange and other	(6)	(2)

	996	633

108  Annual Report 2020   Suncor Energy Inc.

 10. Income Taxes

Income Tax (Recovery) Expense

($ millions)	2020	2019

Current:

Current year	(650)	1 524

Adjustments to current income tax of prior years	(9)	28

Deferred:

Origination and reversal of temporary differences	(973)	(819)

Adjustments in respect of deferred income tax of prior years	(52)	83

Changes in tax rates and legislation	(106)	(1 124)

Movement in unrecognized deferred income tax assets	12	(58)

Total income tax recovery	(1 778)	(366)

Reconciliation of Effective Tax Rate

The provision for income taxes reflects an effective tax rate that differs from the statutory tax rate. A reconciliation of the difference is as follows:

($ millions)	2020	2019

(Loss) earnings before income tax	(6 097)	2 533

Canadian statutory tax rate	24.96%	26.74%

Statutory tax	(1 522)	677

Add (deduct) the tax effect of:

Non-taxable component of capital gains	(45)	(146)

Share-based compensation and other permanent items	7	25

Assessments and adjustments	(58)	112

Impact of income tax rates and legislative changes(1)	(173)	(1 067)

Foreign tax rate differential	3	83

Movement in unrecognized deferred income tax assets	12	(58)

Other	(2)	8

Total income tax recovery	(1 778)	(366)

Effective tax rate	29.2%	(14.4)%

(1)
In the second quarter of 2019, the company recognized a deferred income tax recovery of $1.116 billion associated with the Government of Alberta's substantive enactment of legislation for the staged reduction of the corporate income tax rate from 12% to 8%. The deferred income tax recovery of $1.116 billion was comprised of $910 million recovery in the Oil Sands segment, $88 million recovery in the Refining and Marketing segment, $70 million recovery in the Exploration and Production segment, and $48 million recovery in the Corporate and Eliminations segment.

Annual Report 2020   Suncor Energy Inc.  109

Deferred Income Tax Balances

The significant components of the company's deferred income tax (assets) liabilities and deferred income tax expense (recovery) are comprised of the following:

	Deferred Income Tax (Recovery) Expense		Deferred Income Tax Liability (Asset)

($ millions)	2020	2019	December 31 2020	December 31 2019

Property, plant and equipment	(1 084)	(2 348)	11 963	12 814

Decommissioning and restoration provision	21	259	(2 304)	(2 092)

Employee retirement benefit plans	34	32	(605)	(576)

Tax loss carry-forwards	(20)	16	(176)	(156)

Other	(70)	123	(120)	(23)

Net deferred income tax recovery and liability	(1 119)	(1 918)	8 758	9 967

Change in Deferred Income Tax Balances

($ millions)	2020	2019

Net deferred income tax liability, beginning of year	9 967	11 917

Recognized in deferred income tax recovery	(1 119)	(1 918)

Recognized in other comprehensive income	(62)	(23)

Foreign exchange, acquisition and other	(28)	(9)

Net deferred income tax liability, end of year	8 758	9 967

Deferred Tax in Shareholders' Equity

($ millions)	2020	2019

Deferred Tax in Other Comprehensive Income

Actuarial loss on employment retirement benefit plans	(62)	(23)

Total income tax recovery reported in equity	(62)	(23)

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit is probable based on estimated future earnings. Suncor has not recognized a $78 million (2019 – $87 million) deferred income tax asset on $640 million (2019 – $715 million) of capital losses related to unrealized foreign exchange on U.S. dollar denominated debt, which can only be utilized against future capital gains.

No deferred tax liability has been recognized at December 31, 2020, on unremitted net earnings of foreign subsidiaries, as the company is able to control the timing and amount of distributions and is not expected to incur any taxes associated with future distributions.

110  Annual Report 2020   Suncor Energy Inc.

 11. (Loss) Earnings per Common Share

($ millions)	2020	2019

Net (loss) earnings	(4 319)	2 899

(millions of common shares)

Weighted average number of common shares	1 526	1 559

Dilutive securities:

Effect of share options	—	2

Weighted average number of diluted common shares	1 526	1 561

(dollars per common share)

Basic and diluted (loss) earnings per share	(2.83)	1.86

12. Cash and Cash Equivalents

($ millions)	December 31 2020	December 31 2019

Cash	1 523	1 232

Cash equivalents	362	728

	1 885	1 960

13. Supplemental Cash Flow Information

The (increase) decrease in non-cash working capital is comprised of:

($ millions)	2020	2019

Accounts receivable	954	(1 099)

Inventories	121	(628)

Accounts payable and accrued liabilities	(1 472)	1 317

Current portion of provisions	(11)	(14)

Income taxes payable (net)	(1 350)	436

	(1 758)	12

Relating to:

Operating activities	(1 201)	(397)

Investing activities	(557)	409

	(1 758)	12

Annual Report 2020   Suncor Energy Inc.  111

Reconciliation of movements of liabilities to cash flows arising from financing activities:

($ millions)	Short-Term Debt	Current Portion of Long-Term Lease Liabilities	Long-Term Lease Liabilities	Current Portion of Long-Term Debt	Long-Term Debt	Partnership Liability	Dividends Payable

At December 31, 2018	3 231	—	—	229	13 890	477	—

Changes from financing cash flows:

Net repayment of commercial paper	(982)	—	—	—	—	—	—

Gross proceeds from issuance of long-term debt	—	—	—	—	750	—	—

Debt issuance costs	—	—	—	—	(5)	—	—

Repayment of long-term debt	—	—	—	(188)	—	—	—

Realized foreign exchange losses	—	—	—	7	—	—	—

Dividends paid on common shares	—	—	—	—	—	—	(2 614)

Payments of lease liabilities	—	(307)	—	—	—	—	—

Distributions to non-controlling interest	—	—	—	—	—	(7)	—

Non-cash changes:

Dividends declared on common shares	—	—	—	—	—	—	2 614

Unrealized foreign exchange gains	(94)	—	—	(10)	(520)	—	—

Reclassification of debt to lease obligations	—	—	1 260	(38)	(1 222)	—	—

Reclassification of lease obligations	—	617	(617)	—	—	—	—

Deferred financing costs	—	—	—	—	(9)	—	—

Reassessment of partnership liability	—	—	—	—	—	(15)	—

New leases	—	—	1 978	—	—	—	—

At December 31, 2019	2 155	310	2 621	—	12 884	455	—

Changes from financing cash flows:

Net issuance of commercial paper	1 445	—	—	—	—	—	—

Gross proceeds from issuance of long-term debt	—	—	—	—	2 651	—	—

Debt issuance costs	—	—	—	—	(17)	—	—

Dividends paid on common shares	—	—	—	—	—	—	(1 670)

112  Annual Report 2020   Suncor Energy Inc.

Lease liability payments	—	(335)	—	—	—	—	—

Distributions to non-controlling interest	—	—	—	—	—	(10)	—

Non-cash changes:

Dividends declared on common shares	—	—	—	—	—	—	1 670

Unrealized foreign exchange gains	(34)	—	—	(20)	(258)	—	—

Reclassification of debt	—	—	—	1 433	(1 433)	—	—

Reclassification of lease obligations	—	297	(297)	—	—	—	—

Deferred financing costs	—	—	—	—	(15)	—	—

Reassessment of partnership liability	—	—	—	—	—	(9)	—

New leases	—	—	312	—	—	—	—

At December 31, 2020	3 566	272	2 636	1 413	13 812	436	—

14. Inventories

($ millions)	December 31 2020	December 31 2019

Crude oil(1)	1 429	1 689

Refined products	1 322	1 290

Materials, supplies and merchandise	866	782

	3 617	3 761

(1)
Includes $154 million of inventories held for trading purposes (2019 – $210 million) which are measured at fair value based on Level 1 and Level 2 fair value inputs.

During 2020, purchased product inventories of $9.4 billion (2019 – $13.3 billion) were recorded as an expense.

Annual Report 2020   Suncor Energy Inc.  113

 15. Property, Plant and Equipment

($ millions)	Oil and Gas Properties	Plant and Equipment	Total

Cost

At December 31, 2018	37 845	79 029	116 874

Adoption of IFRS 16	—	1 792	1 792

Additions	1 245	4 351	5 596

Changes in decommissioning and restoration	1 846	49	1 895

Disposals and derecognition	(116)	(439)	(555)

Foreign exchange adjustments	(224)	(214)	(438)

At December 31, 2019	40 596	84 568	125 164

Additions	820	2 994	3 814

Transfers from exploration and evaluation	170	—	170

Changes in decommissioning and restoration	1 078	3	1 081

Disposals and derecognition	(9)	(2 528)	(2 537)

Foreign exchange adjustments	54	(88)	(34)

At December 31, 2020	42 709	84 949	127 658

Accumulated provision

At December 31, 2018	(19 783)	(22 846)	(42 629)

Depreciation, depletion, amortization and impairment	(2 871)	(7 764)	(10 635)

Disposals and derecognition	116	349	465

Foreign exchange adjustments	149	126	275

At December 31, 2019	(22 389)	(30 135)	(52 524)

Depreciation, depletion, amortization and impairment	(3 039)	(6 166)	(9 205)

Disposals and derecognition	—	2 205	2 205

Foreign exchange adjustments	(45)	41	(4)

At December 31, 2020	(25 473)	(34 055)	(59 528)

Net property, plant and equipment

December 31, 2019	18 207	54 433	72 640

December 31, 2020	17 236	50 894	68 130

	December 31, 2020			December 31, 2019

($ millions)	Cost	Accumulated Provision	Net Book Value	Cost	Accumulated Provision	Net Book Value

Oil Sands	86 999	(35 059)	51 940	85 246	(30 581)	54 665

Exploration and Production	23 640	(17 424)	6 216	22 876	(15 298)	7 578

Refining and Marketing	15 757	(6 547)	9 210	15 342	(5 768)	9 574

Corporate and Eliminations	1 262	(498)	764	1 700	(877)	823

	127 658	(59 528)	68 130	125 164	(52 524)	72 640

At December 31, 2020, the balance of assets under construction and not subject to depreciation or depletion was $5.0 billion (December 31, 2019 – $5.6 billion).

114  Annual Report 2020   Suncor Energy Inc.

 16. Asset Impairments

The COVID-19 pandemic has resulted in a significant decrease in global demand for crude oil and commodity prices. In response, the company announced plans to reduce capital and operating costs. As a result of these events, the company performed asset impairment tests on certain CGUs in its Oil Sands and Exploration and Production segments as at March 31, 2020 as the recoverable amounts of these CGUs were most sensitive to the combined reduction in crude oil prices and changes to their respective capital and operating plans. During the fourth quarter of 2020, the Fort Hills partners approved the phased restart of the second primary extraction train, which has restarted earlier than what was assumed in the first quarter impairment test. As such, the company performed an impairment reversal assessment as at December 31, 2020. As there is significant doubt on the future of the West White Rose (WWR) Project, the company also performed an impairment test for the White Rose CGU as at December 31, 2020. The impairment tests were performed using recoverable amounts based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs):

Oil Sands

The company performed an impairment reversal assessment for the Fort Hills CGU using the following asset-specific assumptions at December 31, 2020:

•
Western Canadian Select (WCS) price forecast of US$32.00/bbl in 2021, US$41.15/bbl in 2022, US$47.50/bbl in 2023 and US$49.50/bbl in 2024, escalating at approximately 2% per year thereafter over the life of the project up to 2064, adjusted for asset-specific location and quality differentials;

•
the company's share of production averaging 74,000 bbls/d through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from 97,000 to 105,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $25.50/bbl through 2022 while the Fort Hills Project operates on two primary extraction trains but at a reduced capacity, and then ranging from $19.00/bbl to $23.00/bbl thereafter as the project returns to full capacity over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

•
foreign exchange rate of US$0.76 per one Canadian dollar in 2021, and US$0.80 per one Canadian dollar thereafter; and

•
risk-adjusted discount rate of 7.5% (after-tax).

Positive factors, including an increase to forecast production as a result of the restart of the second primary extraction train, improved the WCS price forecast in the next two years, and lower operating costs were offset by lower long-term prices and the negative impact from a strengthening Canadian dollar. The recoverable amount of the Fort Hills CGU was $5.7 billion as at December 31, 2020, which indicated that no impairment reversal was required.

The recoverable amount estimate is most sensitive to price and discount rate. A 5% average increase in price over the life of the project would have resulted in an impairment reversal amount of approximately $1.0 billion (after-tax) on the company's share of the Fort Hills assets. A 1% decrease in the discount rate would have resulted in an impairment reversal amount of approximately $0.9 billion (after-tax) on the company's share of the Fort Hills assets.

During the first quarter of 2020, the company recorded an impairment of $1.38 billion (net of taxes of $0.44 billion) on its share of the Fort Hills Project in the Oil Sands segment using the following asset-specific assumptions:

•
WCS price forecast of US$9.00/bbl for the remainder of 2020, US$13.60/bbl in 2021, US$32.00/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2061, adjusted for asset-specific location and quality differentials;

•
the company's share of production of 47,000 bbls/d while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ramping up to two primary extraction trains during 2022, and then ranging from 96,000 to 106,000 bbls/d over the remaining life of the project;

•
cash operating costs averaging $32.00/bbl to $37.00/bbl while the Fort Hills Project operates on one primary extraction train for the remainder of 2020 through to 2021, and ranging from $22.00/bbl to $24.00/bbl thereafter, as the project returns to two primary extraction trains over the remaining life of the project (expressed in real dollars). Cash operating costs reflect operating, selling and general expense adjusted for non-production costs, including share-based compensation, research costs, and excess power revenue;

Annual Report 2020   Suncor Energy Inc.  115

•
foreign exchange rate of US$0.76 per one Canadian dollar; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $6.4 billion as at March 31, 2020. The recoverable amount estimate is most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $1.1 billion (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

White Rose assets:

In the fourth quarter of 2020, the company reassessed the likelihood of completing the WWR Project. As a result of this reassessment, the company performed an impairment test of the White Rose CGU. While the base White Rose Project will continue to produce in 2021, the company has removed the reserves and forecast revenues for the WWR Project. This decision reduced planned production from the CGU and increased the expected closure costs relative to the assumptions used in the first quarter of 2020, with all other assumptions remaining relatively consistent. An after-tax impairment charge of $423 million (net of taxes of $136 million) was recognized and the White Rose CGU is fully impaired as at December 31, 2020.

During the first quarter of 2020, the company recorded an impairment of $137 million (net of taxes of $45 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 9,800 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.435 billion, including the WWR expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $185 million as at March 31, 2020. The recoverable amount estimate was most sensitive to price and discount rate. A 5% average decrease in price over the life of the project would have resulted in an increase to the impairment charge of approximately $83 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $45 million (after-tax) on the company's share of the White Rose assets.

Terra Nova assets:

During the first quarter of 2020, the company recorded an impairment of $285 million (net of taxes of $93 million) on its share of the Terra Nova assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$30.00/bbl for the remainder of 2020, US$35.00/bbl in 2021, US$50.00/bbl in 2022 and US$69.00/bbl in 2023, escalating at 2% per year thereafter over the life of the project to 2031 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 6,200 bbls/d over the life of the project, including the benefit of the asset life extension project; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the Terra Nova CGU was $24 million as at March 31, 2020.

No indicators of impairment or reversals of impairment were identified as at December 31, 2020.

Asset Impairments in 2019

At December 31, 2019, the company performed an asset impairment test on its Fort Hills CGU in the Oil Sands segment due to a volatile crude oil price environment resulting in a decline in forecast long-term heavy crude oil prices. The company also performed an impairment test within the Exploration and Production segment as at December 31, 2019 due to an increase to forecast capital expenditures within the White Rose CGU. The impairment tests were performed using recoverable amounts

116  Annual Report 2020   Suncor Energy Inc.

based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs):

Oil Sands

As a result of the impairment test, the company recorded an impairment of $2.80 billion (net of taxes of $0.91 billion) on its share of the Fort Hills Project in the Oil Sands segment using the following asset-specific assumptions:

•
WCS price forecast of US$40.75/bbl in 2020, US$45.60/bbl in 2021, US$49.65/bbl in 2022, US$51.55/bbl in 2023 and US$52.90/bbl in 2024, escalating at 2% per year thereafter over the life of the project up to 2060, adjusted for asset-specific location and quality differentials;

•
the company's share of production ranging from 96,000 to 106,000 bbls/d over the life of the project;

•
cash operating costs averaging $22/bbl to $24/bbl over the life of the project (expressed in real dollars), reflects operating, selling and general expense adjusted for non-production costs including share-based compensation, research costs, and excess power revenue; and

•
risk-adjusted discount rate of 7.5% (after-tax).

The recoverable amount of the Fort Hills CGU was $7.7 billion as at December 31, 2019, which also included the cost of carbon compliance in accordance with the provincial and federal regulations which started at $30/tonne in 2020, reached $50/tonne by 2022 and escalated at the rate of inflation thereafter. The estimate of the recoverable amount was most sensitive to the WCS price forecast and discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $1.2 billion (after-tax) on the company's share of the Fort Hills assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $900 million (after-tax) on the company's share of the Fort Hills assets.

Exploration and Production

As a result of the impairment test, the company recorded impairment of $393 million (net of taxes of $128 million) on its share of the White Rose assets in the Exploration and Production segment using the following asset-specific assumptions:

•
Brent price forecast of US$65/bbl in 2020, escalating at 2% per year thereafter over the life of the project up to 2036 and adjusted for asset-specific location and quality differentials;

•
the company's share of production of approximately 8,700 bbls/d over the life of the project;

•
the company's share of future capital expenditures of $1.4 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

The recoverable amount of the White Rose CGU was $360 million as at December 31, 2019, which also included the cost of carbon compliance in accordance with the provincial and federal regulations which started at $30/tonne in 2020, reached $50/tonne by 2022 and escalated at the rate of inflation thereafter. The estimate of the recoverable amount was most sensitive to the Brent price forecast and discount rate. A 5% decrease in price would have resulted in an increase to the impairment charge of approximately $85 million (after-tax) on the company's share of the White Rose assets. A 1% increase in the discount rate would have resulted in an increase to the impairment charge of approximately $35 million (after-tax) on the company's share of the White Rose assets.

17. Right-of-Use Assets and Leases

Right-of-use (ROU) assets within Property, Plant and Equipment:

($ millions)	December 31 2020	December 31 2019

Property, plant and equipment, net – excluding ROU assets	65 306	69 745

ROU assets	2 824	2 895

	68 130	72 640

Annual Report 2020   Suncor Energy Inc.  117

The following table presents the ROU assets by asset class:

($ millions)	Plant and Equipment

Cost

At January 1, 2019	3 326

Additions and adjustments	186

Foreign exchange	(7)

At December 31, 2019	3 505

Additions and adjustments	312

Disposals	(25)

Foreign exchange	(6)

At December 31, 2020	3 786

Accumulated provision

At January 1, 2019	(267)

Depreciation	(343)

At December 31, 2019	(610)

Depreciation	(375)

Disposals	21

Foreign exchange	2

At December 31, 2020	(962)

Net ROU assets

At December 31, 2019	2 895

At December 31, 2020	2 824

Other lease-related items recognized in the Consolidated Statements of Comprehensive (Loss) Income:

	For the year ended December 31

($ millions)	2020	2019

Operating, selling and general

Short-term lease expense	181	236

Variable lease expense	39	45

There were no leases with residual value guarantees. For the year ended December 31, 2020, total cash outflow for leases, excluding short-term lease expense and variable lease expense, was $501 million (2019 – $464 million).

118  Annual Report 2020   Suncor Energy Inc.

 18. Exploration and Evaluation Assets

($ millions)	December 31 2020	December 31 2019

Beginning of year	2 428	2 319

Acquisitions and additions	176	193

Transfers to oil and gas assets	(170)	—

Dry hole expenses	(80)	(66)

Disposals and derecognition	(70)	(16)

Foreign exchange adjustments	2	(2)

End of year	2 286	2 428

19. Other Assets

($ millions)	December 31 2020	December 31 2019

Investments	323	289

Prepaids and other	954	905

	1 277	1 194

Prepaids and other includes long-term accounts receivable related to deposits paid on Notices of Reassessments that have been received from the Canada Revenue Agency (CRA) and are unlikely to be settled within one year.

20. Goodwill and Other Intangible Assets

($ millions)	Oil Sands Goodwill	Refining and Marketing Goodwill	Other Intangibles	Total

At December 31, 2018	2 752	140	169	3 061

Amortization	—	—	(3)	(3)

At December 31, 2019	2 752	140	166	3 058

Additions	—	—	272	272

Amortization	—	—	(2)	(2)

At December 31, 2020	2 752	140	436	3 328

The company performed a goodwill impairment test at December 31, 2020 on its Oil Sands segment. Recoverable amounts were based on fair value less costs of disposal calculated using the present value of the segment's expected future cash flows.

Cash flow forecasts are based on past experience, historical trends and third-party evaluations of the company's reserves and resources to determine production profiles and volumes, operating costs, maintenance and capital expenditures. These estimates are validated against the estimates approved through the company's annual reserves evaluation process and determine the duration of the underlying cash flows used in the discounted cash flow test. Projected cash flows reflect current market assessments of key assumptions, including long-term forecasts of commodity prices, inflation rates, foreign exchange rates and discount rates specific to the asset (Level 3 fair value inputs).

Annual Report 2020   Suncor Energy Inc.  119

Future cash flow estimates are discounted using after-tax risk-adjusted discount rates. The discount rates are calculated based on the weighted average cost of capital of a group of relevant peers that is considered to represent the rate of return that would be required by a typical market participant for similar assets. The after-tax discount rate applied to cash flow projections was 7.5% (2019 – 7.5%). The company based its cash flow projections on a West Texas Intermediate price of US$45.00/bbl in 2021, US$56.00/bbl in 2022, US$60.20/bbl in 2023, US$63.45/bbl in 2024 and escalating at an average of 2% thereafter, adjusted for applicable quality and location differentials depending on the underlying CGU. The forecast cash flow period ranged from 18 years to 44 years based on the reserves life of the respective CGU. As a result of this analysis, management did not identify any impairment of goodwill within any of the CGUs comprising the Oil Sands operating segment.

The company also performed a goodwill impairment test of its Refining and Marketing CGUs. The recoverable amounts are based on fair value less costs of disposal calculated using the present value of the CGUs' expected future cash flows, based primarily on historical results adjusted for current economic conditions. As a result of this analysis, management did not identify any impairment of goodwill within any of the CGUs comprising the Refining and Marketing segment.

21. Debt and Credit Facilities

Debt and credit facilities are comprised of the following:

Short-Term Debt

($ millions)	December 31 2020	December 31 2019

Commercial paper(1)	3 566	2 155

(1)
The commercial paper is supported by a revolving credit facility with a syndicate of lenders. The company is authorized to issue commercial paper to a maximum of $5.0 billion having a term not to exceed 365 days. The weighted average interest rate as at December 31, 2020 was 0.39% (December 31, 2019 – 2.05%).

120  Annual Report 2020   Suncor Energy Inc.

Long-Term Debt

($ millions)	December 31 2020	December 31 2019

Fixed-term debt(2)(3)

3.10% Series 5 Medium Term Notes, due 2021	748	749

9.25% Debentures, due 2021 (US$300)	389	403

9.40% Notes, due 2021 (US$220)(4)(5)	281	292

4.50% Notes, due 2022 (US$182)(4)	224	225

2.80% Notes, due 2023 (US$450)	574	—

3.60% Notes, due 2024 (US$750)	953	968

3.10% Notes, due 2025 (US$550)	701	—

3.00% Series 5 Medium Term Notes, due 2026	699	698

7.875% Debentures, due 2026 (US$275)	364	372

8.20% Notes, due 2027 (US$59)(4)	79	82

7.00% Debentures, due 2028 (US$250)	323	329

3.10% Series 6 Medium Term Notes, due 2029	748	750

5.00% Series 7 Medium Term Notes, due 2030	1 247	—

7.15% Notes, due 2032 (US$500)	637	647

5.35% Notes, due 2033 (US$300)	356	361

5.95% Notes, due 2034 (US$500)	636	646

5.95% Notes, due 2035 (US$600)	736	747

5.39% Series 4 Medium Term Notes, due 2037	599	599

6.50% Notes, due 2038 (US$1 150)	1 464	1 487

6.80% Notes, due 2038 (US$900)	1 167	1 186

6.85% Notes, due 2039 (US$750)	953	969

6.00% Notes, due 2042 (US$152)(4)	149	150

4.34% Series 5 Medium Term Notes, due 2046	300	300

4.00% Notes, due 2047 (US$750)	952	967

Total unsecured long-term debt	15 279	12 927

Lease liabilities(6)	2 908	2 931

Deferred financing costs	(54)	(43)

	18 133	15 815

Current portion of long-term debt and lease liabilities

Lease liabilities	(272)	(310)

Long-term debt	(1 413)	—

	(1 685)	(310)

Total long-term lease liabilities	2 636	2 621

Total long-term debt	13 812	12 884

(2)
The value of debt includes the unamortized balance of premiums or discounts.

(3)
Certain securities are redeemable at the option of the company.

(4)
Debt acquired through the acquisition of Canadian Oil Sands Limited (COS).

(5)
Subsequent to the acquisition of COS, Moody's Investors Service downgraded COS long-term senior debt rating from Baa3 (negative outlook) to Ba3 (stable outlook). This triggered a change in the coupon rate of the note from 7.9% to 9.4%.

(6)
Interest rates range from 1.1% to 14.2% and maturity dates range from 2021 to 2062.

Annual Report 2020   Suncor Energy Inc.  121

In 2020, the company issued $1.25 billion of senior unsecured Series 7 Medium Term Notes maturing on April 9, 2030. The Series 7 Medium Term Notes have a coupon of 5.00% and were priced at $99.697 per $100 principal amount for an effective yield of 5.039%. Interest on the Series 7 Medium Term Notes is paid semi-annually.

In 2020, the company issued US$450 million of senior unsecured notes maturing on May 15, 2023. The notes have a coupon of 2.80% and were priced at US$99.903 per US$100 principal amount for an effective yield of 2.834%. The company also issued US$550 million of senior unsecured notes in 2020 maturing on May 15, 2025. The notes have a coupon of 3.10% and were priced at US$99.949 per US$100 principal amount for an effective yield of 3.111%. Interest on the 2.80% and 3.10% notes is paid semi-annually.

In 2019, the company re-paid its US$140 million (book value of $188 million) senior unsecured notes at maturity, with a coupon of 7.75%, for US$145 million ($195 million), including US$5 million ($7 million) of accrued interest.

In 2019, the company issued $750 million of senior unsecured Series 6 Medium Term Notes maturing on May 24, 2029. The Series 6 Medium Term Notes have a coupon of 3.10% and were priced at $99.761 per $100 principal amount for an effective yield of 3.128%. Interest is paid semi-annually.

Scheduled Debt Repayments

Scheduled principal repayments as at December 31, 2020 for lease liabilities, short-term debt and long-term debt are as follows:

($ millions)	Repayment

2021	5 290

2022	494

2023	786

2024	1 148

2025	877

Thereafter	13 184

21 779

Credit Facilities

The company secured an additional $2.8 billion of credit facilities in 2020 with its key banking partners under new credit agreements. These agreements have the same terms and covenants as our existing credit facilities.

A summary of available and unutilized credit facilities is as follows:

($ millions)	2020

Fully revolving and expires in 2023	3 500

Fully revolving and expires in 2022	7 064

Fully revolving and expires in 2021	380

Can be terminated at any time at the option of the lenders	130

Total credit facilities	11 074

Credit facilities supporting outstanding commercial paper	(3 566)

Credit facilities supporting standby letters of credit	(1 158)

Total unutilized credit facilities(1)	6 350

(1)
Available credit facilities for liquidity purposes at December 31, 2020 increased to $6.043 billion, compared to $4.701 billion at December 31, 2019.

122  Annual Report 2020   Suncor Energy Inc.

 22. Other Long-Term Liabilities

($ millions)	December 31 2020	December 31 2019

Pensions and other post-retirement benefits (note 23)	2 004	1 577

Share-based compensation plans (note 26)	143	289

Partnership liability (note 27)(1)	436	446

Deferred revenue	35	40

Libya Exploration and Production Sharing Agreement (EPSA) signature bonus(2)	74	79

Other	148	68

	2 840	2 499

(1)
The company paid $62 million in 2020 (2019 – $62 million) in distributions to the partners, of which $52 million (2019 – $55 million) was allocated to interest expense and $10 million (2019 – $7 million) to the principal.

(2)
As part of the 2009 acquisition of Petro-Canada, the company assumed the remaining US$500 million obligation for a signature bonus relating to Petro-Canada's ratification of six EPSAs in Libya. At December 31, 2020, the carrying amount of the Libya EPSAs' signature bonus was $78 million (December 31, 2019 – $81 million). The current portion is $4 million (December 31, 2019 – $2 million) and is recorded in Accounts Payable and Accrued Liabilities.

23. Pensions and Other Post-Retirement Benefits

The company's defined benefit pension plans provide pension benefits at retirement based on years of service and final average earnings (if applicable). These obligations are met through funded registered retirement plans and through unregistered supplementary pensions that are funded through retirement compensation arrangements, and/or paid directly to recipients. The company's contributions to the funded plans are deposited with independent trustees who act as custodians of the plans' assets, as well as the disbursing agents of the benefits to recipients. Plan assets are managed by a pension committee on behalf of beneficiaries. The committee retains independent managers and advisors.

Asset-liability matching studies are performed by a third-party consultant to set the asset mix by quantifying the risk-and-return characteristics of possible asset mix strategies. Investment and contribution policies are integrated within this study, and areas of focus include asset mix as well as interest rate sensitivity.

Funding of the registered retirement plans complies with applicable regulations that require actuarial valuations of the pension funds at least once every three years in Canada and the U.K., and every year in the United States and Germany. The most recent valuations for the registered Canadian plans and U.K. plans were performed as at December 31, 2019. The company uses a measurement date of December 31 to value the plan assets and remeasure the accrued benefit obligation for accounting purposes.

The company's other post-retirement benefits programs are unfunded and include certain health care and life insurance benefits provided to retired employees and eligible surviving dependants.

The company reports its share of Syncrude's defined benefit and defined contribution pension plans and Syncrude's other post-retirement benefits plan.

The company also provides a number of defined contribution plans, including a U.S. 401(k) savings plan, that provide for an annual contribution of 5% to 11.5% of each participating employee's pensionable earnings.

Annual Report 2020   Suncor Energy Inc.  123

Defined Benefit Obligations and Funded Status

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2020	2019	2020	2019

Change in benefit obligation

Benefit obligation at beginning of year	7 708	6 730	631	557

Current service costs	272	220	15	13

Plan participants' contributions	17	16	—	—

Benefits paid	(316)	(293)	(24)	(24)

Interest costs	238	255	19	22

Foreign exchange	1	(13)	—	(1)

Settlements	5	5	—	—

Actuarial remeasurement:

Experience gain arising on plan liabilities	(26)	(11)	(6)	(2)

Actuarial loss arising from changes in demographic assumptions	50	—	12	—

Actuarial loss arising from changes in financial assumptions	733	799	43	66

Benefit obligation at end of year	8 682	7 708	690	631

Change in plan assets

Fair value of plan assets at beginning of year	6 693	5 795	—	—

Employer contributions	132	157	—	—

Plan participants' contributions	17	16	—	—

Benefits paid	(290)	(269)	—	—

Foreign exchange	(1)	(8)	—	—

Settlements	5	5	—	—

Administrative costs	(2)	(2)	—	—

Income on plan assets	203	218	—	—

Actuarial remeasurement:

Return on plan assets greater than discount rate	548	781	—	—

Fair value of plan assets at end of year	7 305	6 693	—	—

Net unfunded obligation	1 377	1 015	690	631

Of the total net unfunded obligations as at December 31, 2020, 96% relates to Canadian pension plans and other post-retirement benefits obligation (December 31, 2019 – 97%). The weighted average duration of the defined benefit obligation under the Canadian pension plans and other post-retirement plans is 15.8 years (2019 – 14.6 years).

124  Annual Report 2020   Suncor Energy Inc.

The net unfunded obligation is recorded in Accounts Payable and Accrued Liabilities and Other Long-Term Liabilities (note 22) in the Consolidated Balance Sheets.

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2020	2019	2020	2019

Analysis of amount charged to earnings:

Current service costs	272	220	15	13

Interest costs	35	37	19	22

Defined benefit plans expense	307	257	34	35

Defined contribution plans expense	83	82	—	—

Total benefit plans expense charged to earnings	390	339	34	35

Components of defined benefit costs recognized in Other Comprehensive Income:

	Pension Benefits		Other Post-Retirement Benefits
($ millions)	2020	2019	2020	2019

Return on plan assets (excluding amounts included in net interest expense)	(548)	(781)	—	—

Experience gain arising on plan liabilities	(26)	(11)	(6)	(2)

Actuarial loss arising from changes in financial assumptions	733	799	43	66

Actuarial loss arising from changes in demographic assumptions	50	—	12	—

Actuarial loss recognized in other comprehensive income	209	7	49	64

Actuarial Assumptions

The cost of the defined benefit pension plans and other post-retirement benefits received by employees is actuarially determined using the projected unit credit method of valuation that includes employee service to date and present pay levels, as well as the projection of salaries and service to retirement.

The significant weighted average actuarial assumptions were as follows:

	Pension Benefits		Other Post-Retirement Benefits
(%)	December 31 2020	December 31 2019	December 31 2020	December 31 2019

Discount rate	2.50	3.10	2.50	3.10

Rate of compensation increase(1)	3.00	3.00	3.00	3.00

(1)
Rate of compensation increase is 2.5% from 2021 to 2023 and 3.0% thereafter.

The discount rate assumption is based on the interest rate on high-quality bonds with maturity terms equivalent to the benefit obligations.

The defined benefit obligation reflects the best estimate of the mortality of plan participants both during and after their employment. The mortality assumption is based on a standard mortality table adjusted for actual experience over the past five years.

In order to measure the expected cost of other post-retirement benefits, it was assumed that the health care costs would increase annually by 5%.

Annual Report 2020   Suncor Energy Inc.  125

Assumed discount rates and health care cost trend rates may have a significant effect on the amounts reported for pensions and other post-retirement benefits obligations for the company's Canadian plans. A change of these assumptions would have the following effects:

	Pension Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the aggregate service and interest costs	(24)	33

Effect on the benefit obligations	(1 175)	1 533

	Other Post-Retirement Benefits
($ millions)	Increase	Decrease

1% change in discount rate

Effect on the benefit obligations	(86)	108

1% change in health care cost

Effect on the aggregate service and interest costs	1	(1)

Effect on the benefit obligations	38	(32)

Plan Assets and Investment Objectives

The company's long-term investment objective is to secure the defined pension benefits while managing the variability and level of its contributions. The portfolio is rebalanced periodically, as required, to the plans' target asset allocation as prescribed in the Statement of Investment Policies and Procedures approved by the Board of Directors. Plan assets are restricted to those permitted by legislation, where applicable. Investments are made through pooled, mutual, segregated or exchange traded funds.

The company's weighted average pension plan asset allocations, based on market values as at December 31, are as follows:

(%)	2020	2019

Equities, comprised of:

– Canada	11	12

– United States	19	19

– Foreign	20	19

	50	50

Fixed income, comprised of:

– Canada	38	41

Real estate, comprised of:

– Canada	12	9

Total	100	100

Equity securities do not include any direct investments in Suncor shares. The fair value of equity and fixed income securities is based on the trading price of the underlying fund. The fair value of real estate investments is based on independent third-party appraisals.

During the year, the company made cash contributions of $132 million (2019 – $157 million) to its defined benefit pension plans, of which $1 million (2019 – $2 million) was contributed to the solvency reserve account in Alberta. The company expects to make cash contributions to its defined benefit pension plans in 2021 of $62 million.

126  Annual Report 2020   Suncor Energy Inc.

 24. Provisions

($ millions)	Decommissioning and Restoration(1)	Royalties	Other(2)	Total

At December 31, 2018	7 239	98	314	7 651

Adoption of IFRS 16 impact	—	—	(21)	(21)

At January 1, 2019, adjusted	7 239	98	293	7 630

Liabilities incurred	346	60	(4)	402

Change in discount rate	1 344	—	—	1 344

Changes in estimates	193	(25)	1	169

Liabilities settled	(464)	—	(14)	(478)

Accretion	270	—	—	270

Asset disposals	(1)	—	—	(1)

Foreign exchange	(29)	—	—	(29)

At December 31, 2019	8 898	133	276	9 307

Less: current portion	(475)	(133)	(23)	(631)

	8 423	—	253	8 676

At December 31, 2019	8 898	133	276	9 307

Liabilities incurred	967	16	190	1 173

Change in discount rate	402	—	—	402

Changes in estimates	(268)	(71)	5	(334)

Liabilities settled	(231)	(7)	(4)	(242)

Accretion	278	—	—	278

Foreign exchange	(2)	—	—	(2)

At December 31, 2020	10 044	71	467	10 582

Less: current portion	(250)	(71)	(206)	(527)

	9 794	—	261	10 055

(1)
Represents decommissioning and restoration provisions associated with the retirement of Property, Plant and Equipment and Exploration and Evaluation assets. The total undiscounted amount of estimated future cash flows required to settle the obligations at December 31, 2020 was approximately $14.1 billion (December 31, 2019 – $12.9 billion). A weighted average credit-adjusted risk-free interest rate of 3.10% was used to discount the provision recognized at December 31, 2020 (December 31, 2019 – 3.30%). The credit-adjusted risk-free interest rate used reflects the expected time frame of the provisions. Payments to settle the decommissioning and restoration provisions occur on an ongoing basis and will continue over the lives of the operating assets, which can exceed 50 years.

(2)
Includes legal and environmental provisions. It also includes a provision, with the offset being recorded to transportation expense, for $186 million (after-tax $142 million) related to the Keystone XL pipeline project.

Sensitivities

Changes to the discount rate would have the following impact on Decommissioning and Restoration liabilities:

As at December 31	2020	2019

1% Increase	(1 919)	(1 629)

1% Decrease	2 806	2 365

Annual Report 2020   Suncor Energy Inc.  127

 25. Share Capital

Authorized

Common Shares

The company is authorized to issue an unlimited number of common shares without nominal or par value.

Preferred Shares

The company is authorized to issue an unlimited number of senior and junior preferred shares in series, without nominal or par value.

Normal Course Issuer Bid

On May 1, 2019, the company announced its intention to renew its existing normal course issuer bid program (the 2019 NCIB) to continue to repurchase shares under its share buyback program through the facilities of the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) and/or alternative trading platforms. Pursuant to the 2019 NCIB, the company was permitted to purchase for cancellation up to 50,252,231 of its common shares between May 6, 2019 and May 5, 2020. On December 23, 2019, the company announced an amendment to the 2019 NCIB, effective as of December 30, 2019, which allowed the company to increase the maximum number of common shares that could have been repurchased between May 6, 2019 and May 5, 2020 to 78,549,178. Due to the COVID-19 pandemic, which caused a significant decline in the price of commodities, the company did not renew its 2019 NCIB during 2020.

Subsequent to December 31, 2020, the TSX accepted a notice filed by the company to commence a normal course issuer bid to repurchase shares through the facilities of the TSX, NYSE and/or alternative trading platforms. The notice provides that, beginning February 8, 2021 and ending February 7, 2022, the company may repurchase for cancellation up to 44,000,000 common shares, which is equal to approximately 2.9% of the company's issued and outstanding common shares. As at January 31, 2021, the company had 1,525,150,794 common shares issued and outstanding.

The following table summarizes the share repurchase activities during the period:

($ millions, except as noted)	2020	2019

Share repurchase activities (thousands of common shares)

Shares repurchased	7 527	55 298

Amounts charged to

Share capital	124	905

Retained earnings	183	1 369

Share repurchase cost	307	2 274

Average repurchase cost per share	40.83	41.12

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	December 31 2020	December 31 2019

Amounts charged to

Share capital	—	65

Retained earnings	—	103

Liability for share purchase commitment	—	168

128  Annual Report 2020   Suncor Energy Inc.

 26. Share-Based Compensation

Share-Based Compensation Expense

Reflected in the Consolidated Statements of Comprehensive Income within Operating, Selling and General expense are the following share-based compensation amounts:

($ millions)	2020	2019

Equity-settled plans	32	50

Cash-settled plans	(28)	274

Total share-based compensation expense	4	324

Liability Recognized for Share-Based Compensation

Reflected in the Consolidated Balance Sheets within accounts payable and accrued liabilities and other long-term liabilities are the following fair value amounts for the company's cash-settled plans:

($ millions)	December 31 2020	December 31 2019

Current liability	117	242

Long-term liability (note 22)	143	289

Total Liability	260	531

The intrinsic value of the vested awards at December 31, 2020 was $149 million (December 31, 2019 – $300 million).

Stock Option Plans

Suncor grants stock option awards as a form of retention and incentive compensation.

Stock options granted by the company provide the holder with the right to purchase common shares at the market price on the grant date, subject to fulfilling vesting terms. Options granted have a seven-year life, vest annually over a three-year period and are accounted for as equity-settled awards.

The weighted average fair value of options granted during the period and the weighted average assumptions used in their determination are as noted below:

	2020	2019

Annual dividend per share (dollars)	1.10	1.68

Risk-free interest rate	1.35%	1.78%

Expected life	5 years	5 years

Expected volatility	24%	26%

Weighted average fair value per option (dollars)	4.51	6.61

The expected life is based on historical stock option exercise data and current expectations. The expected volatility considers the historical volatility in the price of Suncor's common shares over a period similar to the life of the options, and is indicative of future trends.

Annual Report 2020   Suncor Energy Inc.  129

The following table presents a summary of the activity related to Suncor's stock option plans:

	2020		2019

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	33 882	39.70	28 935	38.25

Granted	6 341	38.95	7 756	42.96

Exercised as options for common shares	(804)	35.73	(2 688)	33.37

Forfeited/expired	(1 046)	39.91	(121)	42.57

Outstanding, end of year	38 373	39.65	33 882	39.70

Exercisable, end of year	26 943	39.10	21 535	37.86

For the options outstanding at December 31, 2020, the exercise price ranges and weighted average remaining contractual lives are shown below:

	Outstanding			Exercisable

Exercise Prices ($)	Number (thousands)	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

23.28-24.99	51	6	23.28	—	—

30.00-34.99	5 130	2	30.23	5 130	30.23

35.00-39.99	12 484	3	38.40	6 663	37.82

40.00-44.99	20 527	4	42.71	15 030	42.60

45.00-49.99	53	5	48.06	35	48.07

50.00-54.27	128	5	52.39	85	52.39

Total	38 373	4	39.65	26 943	39.10

Common shares authorized for issuance by the Board of Directors that remain available for the granting of future options:

(thousands)	2020	2019

	8 999	14 295

Share Unit Plans

Suncor grants share units as a form of retention and incentive compensation. Share unit plans are accounted for as cash-settled awards.

(a) Performance Share Units (PSUs)

A PSU is a time-vested award entitling employees to receive varying degrees of cash (0% – 200% of the company's share price at time of vesting) contingent upon Suncor's total shareholder return (stock price appreciation and dividend income) relative to a peer group of companies. Cash payments for awards granted in 2020 and onwards are contingent upon Suncor's total shareholder return and annual return on capital employed performance. PSUs vest approximately three years after the grant date.

(b) Restricted Share Units (RSUs)

A RSU is a time-vested award entitling employees to receive cash calculated based on an average of the company's share price leading up to vesting. RSUs vest approximately three years after the grant date.

130  Annual Report 2020   Suncor Energy Inc.

(c) Deferred Share Units (DSUs)

A DSU is redeemable for cash or a common share for a period of time after a unitholder ceases employment or Board membership. The DSU Plan is limited to executives and members of the Board of Directors. Members of the Board of Directors receive an annual grant of DSUs as part of their compensation and may elect to receive their fees in cash only or in increments of 50% or 100% allocated to DSUs. Executives may elect to receive their annual incentive bonus in cash only or in increments of 25%, 50%, 75% or 100% allocated to DSUs.

The following table presents a summary of the activity related to Suncor's share unit plans:

(thousands)	PSU	RSU	DSU

Outstanding, December 31, 2018	2 197	14 592	1 305

Granted	1 212	4 861	200

Redeemed for cash	(1 210)	(5 577)	(217)

Forfeited/expired	(6)	(274)	(1)

Outstanding, December 31, 2019	2 193	13 602	1 287

Granted	1 232	6 567	289

Redeemed for cash	(1 086)	(4 707)	(191)

Forfeited/expired	(54)	(367)	—

Outstanding, December 31, 2020	2 285	15 095	1 385

Stock Appreciation Rights (SARs)

A SAR entitles the holder to receive a cash payment equal to the difference between the stated exercise price and the market price of the company's common shares on the date the SAR is exercised, and is accounted for as a cash-settled award.

SARs have a seven-year life and vest annually over a three-year period.

The following table presents a summary of the activity related to Suncor's SARs plan:

	2020		2019

	Number (thousands)	Weighted Average Exercise Price ($)	Number (thousands)	Weighted Average Exercise Price ($)

Outstanding, beginning of year	385	39.83	363	38.60

Granted	132	37.41	112	42.95

Exercised	(7)	36.38	(44)	34.53

Forfeited/expired	(1)	39.08	(46)	42.85

Outstanding, end of year	509	39.25	385	39.83

Exercisable, end of year	307	39.09	223	37.62

Annual Report 2020   Suncor Energy Inc.  131

 27. Financial Instruments and Risk Management

The company's financial instruments consist of cash and cash equivalents, accounts receivable, derivative contracts, substantially all accounts payable and accrued liabilities, debt, and certain portions of other assets and other long-term liabilities.

Non-Derivative Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, short-term debt, and accounts payable and accrued liabilities approximate their carrying values due to the short-term maturities of those instruments.

The company's long-term debt and long-term financial liabilities are recorded at amortized cost using the effective interest method. At December 31, 2020, the carrying value of fixed-term debt accounted for under amortized cost was $15.2 billion (December 31, 2019 – $12.9 billion) and the fair value at December 31, 2020 was $18.8 billion (December 31, 2019 – $16.1 billion). The increase in carrying value and fair value of debt is mainly due to issuance of new debt during the year. The estimated fair value of long-term debt is based on pricing sourced from market data, which is considered a Level 2 fair value input.

Suncor entered into a partnership with Fort McKay First Nation (FMFN) and Mikisew Cree First Nation (MCFN) in 2018 where FMFN and MCFN acquired a combined 49% partnership interest in the East Tank Farm Development. The partnership liability is recorded at amortized cost using the effective interest method. At December 31, 2020, the carrying value of the Partnership liability accounted for under amortized cost was $445 million (December 31, 2019 – $455 million).

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.

The changes in the fair value of non-designated derivatives are as follows:

($ millions)	2020	2019

Fair value outstanding, beginning of year	(39)	60

Cash Settlements – received during the year	(257)	(254)

Changes in fair value recognized in earnings during the year (note 7)	175	155

Fair value outstanding, end of year	(121)	(39)

(b) Fair Value Hierarchy

To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs, or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes, and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at December 31, 2020, the company does not have any derivative instruments measured at fair value Level 3.

132  Annual Report 2020   Suncor Energy Inc.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.

The following table presents the company's derivative financial instrument assets and liabilities measured at fair value for each hierarchy level as at December 31, 2020 and 2019.

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	33	61	—	94

Accounts payable	(66)	(67)	—	(133)

Balance at December 31, 2019	(33)	(6)	—	(39)

Accounts receivable	63	90	—	153

Accounts payable	(202)	(72)	—	(274)

Balance at December 31, 2020	(139)	18	—	(121)

During the year ended December 31, 2020, there were no transfers between Level 1 and Level 2 fair value measurements.

Offsetting Financial Assets and Liabilities

The company enters into arrangements that allow for offsetting of derivative financial instruments and accounts receivable (payable), which are presented on a net basis on the balance sheet, as shown in the table below as at December 31, 2020 and 2019.

Financial Assets

($ millions)	Gross Assets	Gross Liabilities Offset	Net Amounts Presented

Fair value of derivative assets	1 737	(1 643)	94

Accounts receivable	2 860	(1 289)	1 571

Balance at December 31, 2019	4 597	(2 932)	1 665

Fair value of derivative assets	2 890	(2 737)	153

Accounts receivable	2 999	(1 398)	1 601

Balance at December 31, 2020	5 889	(4 135)	1 754

Financial Liabilities

($ millions)	Gross Liabilities	Gross Assets Offset	Net Amounts Presented

Fair value of derivative liabilities	(1 776)	1 643	(133)

Accounts payable	(2 532)	1 289	(1 243)

Balance at December 31, 2019	(4 308)	2 932	(1 376)

Fair value of derivative liabilities	(3 011)	2 737	(274)

Accounts payable	(2 385)	1 398	(987)

Balance at December 31, 2020	(5 396)	4 135	(1 261)

Risk Management

The company is exposed to a number of different risks arising from financial instruments. These risk factors include market risks, comprising commodity price risk, foreign currency risk and interest rate risk, as well as liquidity risk and credit risk.

The company maintains a formal governance process to manage its financial risks. The company's Commodity Risk Management Committee (CRMC) is charged with the oversight of the company's trading and credit risk management activities. These activities are intended to manage risk associated with open price exposure of specific volumes in transit or storage, enhance the company's operations, and enhance profitability through informed market calls, market diversification,

Annual Report 2020   Suncor Energy Inc.  133

economies of scale, improved transportation access, and leverage of assets, both physical and contractual. The CRMC, acting under the authority of the company's Board of Directors, meets regularly to monitor limits on risk exposures, review policy compliance and validate risk-related methodologies and procedures.

1) Market Risk

Market risk is the risk or uncertainty arising from market price movements and their impact on the future performance of the business. The market price movements that could adversely affect the value of the company's financial assets, liabilities and expected future cash flows include commodity price risk, foreign currency exchange risk and interest rate risk.

(a) Commodity Price Risk

Suncor's financial performance is closely linked to crude oil and refined product prices (including pricing differentials for various product types) and, to a lesser extent, natural gas and electricity prices. The company may reduce its exposure to commodity price risk through a number of strategies. These strategies include entering into derivative contracts to limit exposure to changes in crude oil and refined product prices during transportation.

An increase of US$10/bbl of crude oil as at December 31, 2020 would increase pre-tax earnings for the company's outstanding derivative financial instruments by approximately $95 million (2019 – $46 million decrease).

(b) Foreign Currency Exchange Risk

The company is exposed to foreign currency exchange risk on revenues, capital expenditures, or financial instruments that are denominated in a currency other than the company's functional currency (Canadian dollars). As crude oil is priced in U.S. dollars, fluctuations in US$/Cdn$ exchange rates may have a significant impact on revenues. This exposure is partially offset through the issuance of U.S. dollar denominated debt. A 1% strengthening in the Cdn$ relative to the US$ as at December 31, 2020 would increase pre-tax earnings related to the company's U.S. dollar denominated long-term debt, commercial paper and working capital by approximately $182 million (2019 – $146 million).

(c) Interest Rate Risk

The company is exposed to interest rate risk as changes in interest rates may affect future cash flows and the fair values of its financial instruments. The primary exposure is related to its revolving-term debt of commercial paper and future debt issuances.

To manage the company's exposure to interest rate volatility, the company may periodically enter into interest rate swap contracts to fix the interest rate of future debt issuances. As at December 31, 2020, the company had no outstanding forward starting swaps. The weighted average interest rate on total debt, including lease liabilities, for the year ended December 31, 2020 was 5.3% (2019 – 5.6%).

The company's net earnings are sensitive to changes in interest rates on the floating rate portion of the company's debt, which are offset by cash balances. To the extent interest expense is not capitalized, if interest rates applicable to floating rate instruments increased by 1%, it is estimated that the company's pre-tax earnings would decrease by approximately $17 million (2019 – approximately $2 million). This assumes that the amount and mix of fixed and floating rate debt remains unchanged from December 31, 2020. The proportion of floating interest rate exposure at December 31, 2020 was 16.4% of total debt outstanding (2019 – 12.0%).

2) Liquidity Risk

Liquidity risk is the risk that Suncor will not be able to meet its financial obligations when due. The company mitigates this risk by forecasting spending requirements as well as cash flow from operating activities, and maintaining sufficient cash, credit facilities, and debt shelf prospectuses to meet these requirements. The company secured an additional $2.5 billion and $300 million of credit facilities in the first and second quarters of 2020, respectively, with its key banking partners under new credit agreements. Suncor's cash and cash equivalents and total credit facilities at December 31, 2020 were $1.9 billion and $11.1 billion, respectively. Of Suncor's $11.1 billion in total credit facilities, $6.4 billion were available at December 31, 2020. In addition, Suncor has $5.0 billion of unused capacity under a Canadian debt shelf prospectus and an unused capacity of US$5.0 billion under a U.S. universal shelf prospectus. The ability of the company to raise additional capital utilizing these shelf prospectuses is dependent on market conditions. The company believes it has sufficient funding through the use of these facilities and access to capital markets to meet its future capital requirements.

Surplus cash is invested into a range of short-dated money market securities. Investments are only permitted in high credit quality government or corporate securities. Diversification of these investments is managed through counterparty credit limits.

134  Annual Report 2020   Suncor Energy Inc.

The following table shows the timing of cash outflows related to trade and other payables and debt.

	December 31, 2019

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)	Lease Liabilities

Within one year	6 422	1 568	2 877	470

2 to 3 years	39	208	2 991	796

4 to 5 years	40	—	2 220	616

Over 5 years	—	—	17 183	2 960

	6 501	1 776	25 271	4 842

	December 31, 2020

($ millions)	Trade and Other Payables(1)	Gross Derivative Liabilities(2)	Debt(3)	Lease Liabilities

Within one year	4 410	2 849	5 773	474

2 to 3 years	37	162	2 233	771

4 to 5 years	37	—	3 009	631

Over 5 years	—	—	17 834	2 779

	4 484	3 011	28 849	4 655

(1)
Trade and other payables exclude net derivative liabilities of $274 million (2019 – $133 million).

(2)
Gross derivative liabilities of $3.011 billion (2019 – $1.776 billion) are offset by gross derivative assets of $2.737 billion (2019 – $1.643 billion), resulting in a net amount of $274 million (2019 – $133 million).

(3)
Debt includes short-term debt, long-term debt and interest payments on fixed-term debt and commercial paper.

3) Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due, causing a financial loss. The company's credit policy is designed to ensure there is a standard credit practice throughout the company to measure and monitor credit risk. The policy outlines delegation of authority, the due diligence process required to approve a new customer or counterparty and the maximum amount of credit exposure per single entity. Before transactions begin with a new customer or counterparty, its creditworthiness is assessed, a credit rating and a maximum credit limit are assigned. The assessment process is outlined in the credit policy and considers both quantitative and qualitative factors. The company constantly monitors the exposure to any single customer or counterparty along with the financial position of the customer or counterparty. If it is deemed that a customer or counterparty has become materially weaker, the company will work to reduce the credit exposure and lower the assigned credit limit. Regular reports are generated to monitor credit risk and the Credit Committee meets quarterly to ensure compliance with the credit policy and review the exposures.

A substantial portion of the company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risk. While the industry has experienced credit downgrades due to the COVID-19 pandemic, Suncor has not been significantly affected as the majority of Suncor's customers are large and established downstream companies with investment grade credit ratings. At December 31, 2020, substantially all of the company's trade receivables were current.

The company may be exposed to certain losses in the event that counterparties to derivative financial instruments are unable to meet the terms of the contracts. The company's exposure is limited to those counterparties holding derivative contracts owing to the company at the reporting date. At December 31, 2020, the company's exposure was $2.890 billion (December 31, 2019 – $1.737 billion).

Annual Report 2020   Suncor Energy Inc.  135

 28. Capital Structure Financial Policies

The company's primary capital management strategy is to maintain a conservative balance sheet, which supports a solid investment grade credit rating profile. This objective affords the company the financial flexibility and access to the capital it requires to execute on its growth objectives.

The company's capital is primarily monitored by reviewing the ratios of net debt to funds from operations(1) and total debt to total debt plus shareholders' equity.

Net debt to funds from operations(1) is calculated as short-term debt plus total long-term debt less cash and cash equivalents, divided by funds from operations for the year then ended.

Total debt to total debt plus shareholders' equity is calculated as short-term debt plus total long-term debt divided by short-term debt plus total long-term debt plus shareholders' equity. This financial covenant under the company's various banking and debt agreements shall not be greater than 65%.

The company's financial covenant is reviewed regularly and controls are in place to maintain compliance with the covenant. The company complied with financial covenants for the years ended December 31, 2020 and 2019. The company's financial measures, as set out in the following schedule, were unchanged from 2019. The company believes that achieving its capital target helps to provide the company access to capital at a reasonable cost by maintaining solid investment grade credit ratings. The company operates in a fluctuating business environment and ratios may periodically fall outside of management's targets. Total debt to total debt plus shareholders' equity was 37.8% at December 31, 2020 and increased due to higher debt levels and lower shareholders' equity as a result of net losses, including impairment charges recorded during the year. The company addresses these fluctuations by capital expenditure reductions and sales of non-core assets to ensure net debt achieves management's targets.

($ millions)	Capital Measure Target	December 31 2020	December 31 2019

Components of ratios

Short-term debt		3 566	2 155

Current portion of long-term debt		1 413	—

Current portion of long-term lease liabilities		272	310

Long-term debt		13 812	12 884

Long-term lease liabilities		2 636	2 621

Total debt		21 699	17 970

Less: Cash and cash equivalents		1 885	1 960

Net debt		19 814	16 010

Shareholders' equity		35 757	42 042

Total capitalization (total debt plus shareholders' equity)		57 456	60 012

Funds from operations(1)		3 876	10 818

Net debt to funds from operations	<3.0 times	5.1	1.5

Total debt to total debt plus shareholders' equity	20% – 35%	37.8%	29.9%

(1)
Funds from operations is calculated as cash flow from operating activities before changes in non-cash working capital, and is a non-GAAP financial measure.

136  Annual Report 2020   Suncor Energy Inc.

 29. Joint Arrangements

Joint Operations

The company's material joint operations as at December 31 are set out below:

Material Joint Operations	Principal Activity	Country of Incorporation and Principal Place of Business	Ownership % 2020	Ownership % 2019

Oil Sands

Operated by Suncor:

Fort Hills Energy Limited Partnership	Oil sands development	Canada	54.11	54.11

Meadow Creek	Oil sands development	Canada	75.00	75.00

Non-operated:

Syncrude(1)	Oil sands development	Canada	58.74	58.74

Exploration and Production

Operated by Suncor:

Terra Nova	Oil and gas production	Canada	37.68	37.68

Non-operated:

Buzzard	Oil and gas production	United Kingdom	29.89	29.89

Fenja Development JV	Oil and gas production	Norway	17.50	17.50

Golden Eagle Area Development	Oil and gas production	United Kingdom	26.69	26.69

Hibernia and the Hibernia South Extension Unit	Oil and gas production	Canada	19.19-20.00	19.19-20.00

Hebron	Oil and gas production	Canada	21.03	21.03

Harouge Oil Operations	Oil and gas production	Libya	49.00	49.00

North Sea Rosebank Project	Oil and gas production	United Kingdom	40.00	40.00

Oda	Oil and gas production	Norway	30.00	30.00

White Rose and the White Rose Extensions	Oil and gas production	Canada	26.13-27.50	26.13-27.50

(1)
Syncrude owners have agreed in principle for Suncor to become the operator of the Syncrude project by the end of 2021.

Joint Ventures and Associates

The company does not have any joint ventures or associates that are considered individually material. Summarized aggregate financial information of the joint ventures and associates, which are all included in the company's Refining and Marketing operations, are shown below:

	Joint ventures		Associates

($ millions)	2020	2019	2020	2019

Net (loss) earnings	(10)	(7)	9	—

Total comprehensive (loss) earnings	(10)	(7)	9	—

Carrying amount as at December 31	58	68	68	76

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 30. Subsidiaries

Material subsidiaries, each of which is wholly owned, either directly or indirectly, by the company as at December 31, 2020 are shown below:

Material Subsidiaries	Principal Activity

Canadian Operations
Suncor Energy Oil Sands Limited Partnership	This partnership holds most of the company's Oil Sands operations assets.

Suncor Energy Ventures Corporation	A subsidiary which indirectly owns a 36.74% ownership in the Syncrude joint operation.

Suncor Energy Ventures Partnership	A subsidiary which owns a 22% ownership in the Syncrude joint operation.

Suncor Energy Products Partnership	This partnership holds substantially all of the company's Canadian refining and marketing assets.

Suncor Energy Marketing Inc.	Through this subsidiary, production from the upstream Canadian businesses is marketed. This subsidiary also administers Suncor's energy trading activities and power business, markets certain third-party products, procures crude oil feedstock and natural gas for its downstream business, and procures and markets natural gas liquids (NGLs) and liquefied petroleum gas (LPG) for its downstream business.

U.S. Operations
Suncor Energy (U.S.A.) Marketing Inc.	A subsidiary that procures, markets and trades crude oil, in addition to procuring crude oil feedstock for the company's refining operations.

Suncor Energy (U.S.A.) Inc.	A subsidiary through which the company's U.S. refining and marketing operations are conducted.

International Operations
Suncor Energy UK Limited	A subsidiary through which the majority of the company's North Sea operations are conducted.

The table does not include wholly owned subsidiaries that are immediate holding companies of the operating subsidiaries. For certain foreign operations of the company, there are restrictions on the sale or transfer of production licences, which would require approval of the applicable foreign government.

138  Annual Report 2020   Suncor Energy Inc.

 31. Related Party Disclosures

Related Party Transactions

The company enters into transactions with related parties in the normal course of business, which includes purchases of feedstock, distribution of refined products, and sale of refined products and byproducts. These transactions are with joint ventures and associated entities in the company's Refining and Marketing operations, including pipeline, refined product and petrochemical companies. A summary of the significant related party transactions as at and for the year ended December 31, 2020 and 2019 are as follows:

($ millions)	2020	2019

Sales(1)	458	676

Purchases	130	215

Accounts receivable	26	38

Accounts payable and accrued liabilities	16	19

(1)
Includes sales to Parachem Chemicals Inc. of $173 million (2019 – $269 million).

Compensation of Key Management Personnel

Compensation of the company's Board of Directors and members of the Executive Leadership Team for the years ended December 31 is as follows:

($ millions)	2020	2019

Salaries and other short-term benefits	9	14

Pension and other post-retirement benefits	3	3

Share-based compensation	(9)	47

	3	64

32. Commitments, Contingencies and Guarantees

(a) Commitments

Future payments under the company's commitments, including service arrangements for pipeline transportation agreements and for other property and equipment, are as follows:

	Payment Due by Period

($ millions)	2021	2022	2023	2024	2025	Thereafter	Total

Commitments

Product transportation and storage	1 107	1 009	1 096	1 097	1 058	8 821	14 188

Energy services	127	129	155	67	66	79	623

Exploration work commitments	1	—	19	—	51	458	529

Other	319	124	103	91	69	426	1 132

	1 554	1 262	1 373	1 255	1 244	9 784	16 472

The company has also entered into a pipeline commitment of $5.9 billion with a contract term of 20 years, which is contingent upon completion of the pipeline. This amount is not included within the commitments table above.

In addition to the commitments in the above table, the company has other obligations for goods and services and raw materials entered into in the normal course of business, which may terminate on short notice. Such obligations include commodity purchase obligations which are transacted at market prices.

Annual Report 2020   Suncor Energy Inc.  139

(b) Contingencies

Legal and Environmental Contingent Liabilities and Assets

The company is defendant and plaintiff in a number of legal actions that arise in the normal course of business. The company believes that any liabilities or assets that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

The company may also have environmental contingent liabilities, beyond decommissioning and restoration liabilities (recognized in note 24), which are reviewed individually and are reflected in the company's consolidated financial statements if material and more likely than not to be incurred. These contingent environmental liabilities primarily relate to the mitigation of contamination at sites where the company has had operations. For any unrecognized environmental contingencies, the company believes that any liabilities that might arise pertaining to such matters would not have a material effect on its consolidated financial position.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and to be funded from the company's cash flow from operating activities. Although the ultimate impact of these matters on net earnings cannot be determined at this time, the impact is not expected to be material.

Contingent assets are only disclosed when the inflow of economic benefits is probable. When the economic benefit becomes virtually certain, the asset is no longer contingent and is recognized in the consolidated financial statements.

(c) Guarantees

At December 31, 2020, the company has provided loan guarantees to certain retail licensees and wholesale marketers. Suncor's maximum potential amount payable under these loan guarantees is $125 million.

The company has also agreed to indemnify holders of all notes and debentures and the company's credit facility lenders (see note 21) for added costs relating to withholding taxes. Similar indemnity terms apply to certain facility and equipment leases. There is no limit to the maximum amount payable under these indemnification agreements. The company is unable to determine the maximum potential amount payable as government regulations and legislation are subject to change without notice. Under these agreements, the company has the option to redeem or terminate these contracts if additional costs are incurred.

The company also has guaranteed its working-interest share of certain joint operation undertakings related to transportation services agreements entered into with third parties. The guaranteed amount is limited to the company's share in the joint arrangement. As at December 31, 2020, the probability is remote that these guarantee commitments will impact the company.

33. Subsequent Event

Subsequent to December 31, 2020, the company reached an agreement to sell its 26.69% working interest in the Golden Eagle Area Development, in the Exploration and Production segment, for US$325 million and contingent consideration up to US$50 million. The effective date of the sale is January 1, 2021 and is expected to close no later than the third quarter of 2021, subject to purchaser financing and shareholder approval along with other closing conditions and certain regulatory approvals.

140  Annual Report 2020   Suncor Energy Inc.

Supplemental Financial and Operating Information

Quarterly Financial Summary
(unaudited)

	For the Quarter Ended					For the Quarter Ended
($ millions, except per share amounts)	Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020	Total Year 2020	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019

Revenues, net of royalties, and other income	7 756	4 245	6 457	6 594	25 052	9 397	10 098	9 896	9 598	38 989

Net (loss) earnings

Oil Sands	(1 953)	(1 019)	(531)	(293)	(3 796)	189	1 561	505	(2 682)	(427)

Exploration and Production	(427)	(51)	25	(379)	(832)	492	456	219	(162)	1 005

Refining and Marketing	(55)	269	384	268	866	1 009	765	668	558	3 000

Corporate and Eliminations	(1 090)	187	110	236	(557)	(220)	(53)	(357)	(49)	(679)

	(3 525)	(614)	(12)	(168)	(4 319)	1 470	2 729	1 035	(2 335)	2 899

Operating (loss) earnings(A)

Oil Sands	(400)	(1 196)	(531)	(151)	(2 278)	189	651	505	277	1 622

Exploration and Production	(5)	(51)	25	44	13	492	247	171	231	1 141

Refining and Marketing	165	49	384	268	866	1 009	677	668	558	2 912

Corporate and Eliminations	(69)	(291)	(180)	(303)	(843)	(481)	(322)	(230)	(284)	(1 317)

	(309)	(1 489)	(302)	(142)	(2 242)	1 209	1 253	1 114	782	4 358

Funds from (used in) operations(A)

Oil Sands	691	10	556	729	1 986	1 184	1 866	1 606	1 405	6 061

Exploration and Production	173	309	260	312	1 054	702	507	379	555	2 143

Refining and Marketing	224	475	594	415	1 708	1 253	932	885	793	3 863

Corporate and Eliminations	(87)	(306)	(244)	(235)	(872)	(554)	(300)	(195)	(200)	(1 249)

Total Funds from operations	1 001	488	1 166	1 221	3 876	2 585	3 005	2 675	2 553	10 818

Change in non-cash working capital	383	(1 256)	79	(407)	(1 201)	(1 037)	428	461	(249)	(397)

Cash flow provided by operating activities	1 384	(768)	1 245	814	2 675	1 548	3 433	3 136	2 304	10 421

Per common share

Net (loss) earnings – basic and diluted	(2.31)	(0.40)	(0.01)	(0.11)	(2.83)	0.93	1.74	0.67	(1.52)	1.86

Operating (loss) earnings – basic(A)	(0.20)	(0.98)	(0.20)	(0.09)	(1.47)	0.77	0.80	0.72	0.51	2.80

Cash dividends – basic	0.47	0.21	0.21	0.21	1.10	0.42	0.42	0.42	0.42	1.68

Funds from operations – basic(A)	0.66	0.32	0.76	0.80	2.54	1.64	1.92	1.72	1.66	6.94

Cash flow provided by (used in) operating activities – basic	0.91	(0.50)	0.82	0.53	1.75	0.98	2.19	2.02	1.50	6.69

	For the Twelve Months Ended				For the Twelve Months Ended

	Mar 31 2020	Jun 30 2020	Sep 30 2020	Dec 31 2020	Mar 31 2019	Jun 30 2019	Sep 30 2019	Dec 31 2019

Return on capital employed(A)

– excluding major projects in progress (%)	(1.4)	(7.9)	(10.8)	(7.4)	8.3	10.6	9.9	5.1

– including major projects in progress (%)	(1.3)	(7.5)	(10.2)	(6.9)	8.2	10.4	9.7	4.9

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  141

Quarterly Operating Summary
(unaudited)

	For the Quarter Ended					For the Quarter Ended
Oil Sands	Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020	Total Year 2020	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019

Production Volumes(B)

Upgraded product (SCO and diesel) production (mbbls/d)

Oil Sands operations	331.8	319.4	252.3	309.7	303.1	341.2	295.5	317.0	300.0	313.3

Syncrude	171.8	117.2	158.5	204.6	163.1	182.2	188.7	162.3	156.3	172.3

Total upgraded production	503.6	436.6	410.8	514.3	466.2	523.4	484.2	479.3	456.3	485.6

Non-upgraded bitumen production (mbbls/d)

Oil Sands operations	45.8	69.8	65.6	94.8	69.1	55.4	118.7	105.2	118.1	99.5

Fort Hills	80.7	47.3	42.6	62.4	58.1	78.4	89.3	85.5	87.9	85.3

Total Oil Sands non-upgraded bitumen production	126.5	117.1	108.2	157.2	127.2	133.8	208.0	190.7	206.0	184.8

Total Oil Sands production volumes (mbbls/d)	630.1	553.7	519.0	671.5	593.4	657.2	692.2	670.0	662.3	670.4

Oil Sands Sales Volumes (mbbls/d)

Upgraded product (SCO and diesel)	512.5	443.1	420.1	495.6	467.9	507.3	497.2	483.1	447.6	483.6

Non-upgraded bitumen	127.5	116.4	119.1	139.6	125.6	131.9	197.1	201.8	218.1	187.5

Total Oil Sands sales volumes	640.0	559.5	539.2	635.2	593.5	639.2	694.3	684.9	665.7	671.1

Oil Sands operations cash operating costs – Average(1)(A) ($/bbl)*

Cash costs	27.15	23.55	28.85	23.50	25.60	27.15	26.80	25.65	26.00	26.35

Natural gas	2.30	2.25	2.90	3.00	2.60	2.80	1.00	0.95	2.55	1.85

	29.45	25.80	31.75	26.50	28.20	29.95	27.80	26.60	28.55	28.20

Fort Hills bitumen cash operating costs(1)(A) ($/bbl)*

Cash costs	29.40	33.40	33.05	29.40	30.90	27.70	21.80	23.65	27.05	24.95

Natural gas	1.60	1.95	2.15	2.15	1.90	1.90	0.70	0.60	1.60	1.20

	31.00	35.35	35.20	31.55	32.80	29.60	22.50	24.25	28.65	26.15

Syncrude SCO cash operating costs(1)(A)(C) ($/bbl)*

Cash costs	35.30	36.70	33.30	27.30	32.55	33.85	33.40	38.95	37.30	35.65

Natural gas	1.35	1.65	1.05	1.15	1.25	1.50	0.50	0.70	1.55	1.10

	36.65	38.35	34.35	28.45	33.80	35.35	33.90	39.65	38.85	36.75

(A)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets.

(C)
Syncrude cash operating costs have been restated for prior periods to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Beginning in 2020, Syncrude cash operating costs are based on production volumes, including internally consumed diesel volumes, while all the prior periods presented here exclude internally consumed diesel volumes.

See accompanying footnotes and definitions to the operating summaries.

142  Annual Report 2020   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)

	For the Quarter Ended					For the Quarter Ended
Oil Sands Segment Netbacks(A)(D)(E)	Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020	Total Year 2020	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019

Bitumen ($/bbl)

Average price realized	28.24	20.69	29.56	34.06	28.44	54.73	57.92	53.38	44.04	52.05

Royalties	(0.44)	(0.21)	(0.36)	(0.25)	(0.32)	(1.40)	(2.29)	(1.86)	(1.22)	(1.70)

Transportation costs	(7.22)	(6.73)	(5.28)	(5.16)	(6.07)	(6.91)	(7.02)	(6.27)	(5.47)	(6.34)

Net operating expenses	(21.90)	(20.97)	(17.85)	(19.84)	(20.14)	(18.48)	(15.33)	(14.73)	(15.87)	(15.88)

Operating netback	(1.32)	(7.22)	6.07	8.81	1.91	27.94	33.28	30.52	21.48	28.13

SCO and diesel ($/bbl)

Average price realized	57.54	31.39	50.72	51.34	48.19	70.54	80.48	74.67	76.15	75.43

Royalties	(0.35)	(0.35)	(0.82)	(0.31)	(0.45)	(3.79)	(6.63)	(4.52)	(2.89)	(4.49)

Transportation costs	(4.35)	(4.91)	(4.54)	(3.75)	(4.36)	(4.51)	(4.34)	(5.04)	(5.14)	(4.75)

Net operating expenses	(30.11)	(29.58)	(31.49)	(26.94)	(29.45)	(29.86)	(31.59)	(29.78)	(31.92)	(30.76)

Operating netback	22.73	(3.45)	13.87	20.34	13.93	32.38	37.92	35.33	36.20	35.43

Average Oil Sands Segment ($/bbl)

Average price realized	51.70	29.16	46.04	47.54	44.01	67.28	74.08	68.40	65.63	68.89

Royalties	(0.42)	(0.32)	(0.72)	(0.31)	(0.44)	(3.44)	(5.40)	(3.74)	(2.34)	(3.74)

Transportation costs	(4.92)	(5.29)	(4.70)	(4.06)	(4.72)	(5.00)	(5.10)	(5.40)	(5.25)	(5.19)

Net operating expenses	(28.47)	(27.79)	(28.47)	(25.38)	(27.48)	(27.52)	(26.97)	(25.34)	(26.66)	(26.61)

Operating netback	17.89	(4.24)	12.15	17.79	11.37	31.32	36.61	33.92	31.38	33.35

(A)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. Prior period amounts have been restated to reflect these changes.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  143

Quarterly Operating Summary (continued)
(unaudited)

	For the Quarter Ended					For the Quarter Ended
Exploration and Production	Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020	Total Year 2020	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019

Production Volumes(F)

Exploration and Production Canada (mbbs/d)	62.2	62.3	57.1	56.8	59.7	58.3	61.9	49.6	69.6	59.9

Exploration and Production International (mboe/d)	47.5	39.5	40.1	40.9	42.0	48.8	49.8	42.7	46.3	46.9

Total Production Volumes (mboe/d)	109.7	101.8	97.2	97.7	101.7	107.1	111.7	92.3	115.9	106.8

Total Sales Volumes (mboe/d)	107.2	108.7	96.0	98.8	102.6	111.8	106.1	92.5	113.5	106.0

Netbacks(A)(D)

East Coast Canada ($/bbl)

Average price realized	69.50	27.55	58.77	56.44	52.62	86.16	92.42	81.25	86.07	86.62

Royalties	(4.06)	(0.96)	(5.70)	(6.83)	(4.30)	(19.75)	(13.65)	(6.54)	(13.46)	(13.62)

Transportation costs	(2.13)	(4.68)	(2.56)	(2.19)	(2.93)	(1.56)	(1.94)	(1.86)	(1.71)	(1.76)

Operating costs	(13.23)	(10.40)	(13.23)	(12.21)	(12.23)	(15.63)	(10.96)	(16.49)	(11.28)	(13.45)

Operating netback	50.08	11.51	37.28	35.21	33.16	49.22	65.87	56.36	59.62	57.79

International excluding Libya(G) ($/boe)

Average price realized	66.22	32.63	56.56	54.93	52.51	85.40	90.13	77.15	82.92	84.17

Transportation costs	(2.50)	(1.83)	(2.50)	(2.10)	(2.23)	(2.22)	(2.24)	(1.97)	(2.23)	(2.17)

Operating costs	(6.56)	(7.01)	(7.29)	(7.51)	(7.06)	(5.09)	(7.08)	(5.29)	(8.57)	(6.43)

Operating netback	57.16	23.79	46.77	45.32	43.22	78.09	80.81	69.89	72.12	75.57

(A)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes.

(F)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of Exploration and Production Canada and Exploration and Production International to simplify the presentation. Comparative periods have been updated to reflect this change.

(G)
Beginning in 2020, operating netback includes Norway and all the prior periods presented exclude Norway.

See accompanying footnotes and definitions to the operating summaries.

144  Annual Report 2020   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)

	For the Quarter Ended					For the Quarter Ended
Refining and Marketing	Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020	Total Year 2020	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019	Total Year 2019

Refined product sales (mbbls/d)	531.5	438.8	534.0	508.8	503.4	542.8	508.1	572.0	534.6	539.4

Crude oil processed (mbbls/d)	439.5	350.4	399.7	438.0	407.0	444.9	399.1	463.7	447.5	438.9

Utilization of refining capacity (%)	95	76	87	95	88	96	86	100	97	95

Refining and marketing margin – first-in, first-out (FIFO)(A)(H) ($/bbl)	23.35	20.95	30.75	25.75	25.30	49.65	41.30	35.65	35.70	40.45

Refining and marketing margin – last-in, first-out (LIFO)(A)(H) ($/bbl)	35.60	28.55	25.00	25.05	28.65	35.25	39.70	36.10	36.50	36.80

Refining operating expense(A) ($/bbl)	5.65	5.80	5.40	5.20	5.50	5.60	5.90	4.90	5.05	5.35

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	112.7	76.0	120.2	105.5	103.6	120.6	114.1	122.9	121.6	119.8

Distillate(I)	94.8	84.2	93.4	94.9	91.9	103.1	98.2	107.4	102.8	102.9

Total transportation fuel sales	207.5	160.2	213.6	200.4	195.5	223.7	212.3	230.3	224.4	222.7

Petrochemicals	9.9	9.4	8.2	8.9	9.1	12.8	12.5	9.4	7.9	10.6

Asphalt	11.0	13.4	19.1	15.9	14.9	12.6	12.7	21.6	17.3	16.1

Other	27.8	23.4	18.7	24.3	23.5	27.5	14.6	21.1	25.3	22.1

Total refined product sales	256.2	206.4	259.6	249.5	243.0	276.6	252.1	282.4	274.9	271.5

Crude oil supply and refining

Processed at refineries (mbbls/d)	213.1	169.2	208.7	212.6	201.0	216.2	170.0	209.5	217.3	203.3

Utilization of refining capacity (%)	96	76	94	96	91	97	77	94	98	92

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	121.6	99.6	113.2	107.4	110.5	126.1	121.2	133.9	125.8	126.8

Distillate(I)	133.9	106.1	127.2	128.0	123.8	118.7	107.9	123.4	110.9	115.2

Total transportation fuel sales	255.5	205.7	240.4	235.4	234.3	244.8	229.1	257.3	236.7	242.0

Asphalt	8.7	14.4	17.4	9.9	12.6	7.5	11.4	18.1	11.4	12.1

Other	11.1	12.3	16.6	14.0	13.5	13.9	15.5	14.2	11.6	13.8

Total refined product sales	275.3	232.4	274.4	259.3	260.4	266.2	256.0	289.6	259.7	267.9

Crude oil supply and refining

Processed at refineries (mbbls/d)	226.4	181.2	191.0	225.4	206.0	228.7	229.1	254.2	230.2	235.6

Utilization of refining capacity (%)	94	76	80	94	86	95	95	106	96	98

(A)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(H)
Refining and marketing margin has been restated for prior periods to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded until product is sold.

(I)
Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  145

Five-Year Financial Summary
(unaudited)

($ millions)	2020	2019	2018	2017	2016

Revenues and other income	25 052	38 989	38 986	32 079	26 759

Net (loss) earnings

Oil Sands	(3 796)	(427)	945	994	(1 150)

Exploration and Production	(832)	1 005	807	721	208

Refining and Marketing	866	3 000	3 154	2 622	1 877

Corporate and Eliminations	(557)	(679)	(1 613)	121	(490)

	(4 319)	2 899	3 293	4 458	445

Operating (loss) earnings(A)

Oil Sands	(2 278)	1 622	885	939	(1 110)

Exploration and Production	13	1 141	897	735	28

Refining and Marketing	866	2 912	3 154	2 128	1 877

Corporate and Eliminations	(843)	(1 317)	(624)	(614)	(878)

	(2 242)	4 358	4 312	3 188	(83)

Funds from (used in) operations(A)

Oil Sands	1 986	6 061	4 964	4 734	2 645

Exploration and Production	1 054	2 143	1 779	1 756	1 360

Refining and Marketing	1 708	3 863	3 798	2 823	2 543

Corporate and Eliminations	(872)	(1 249)	(369)	(174)	(560)

Total funds from operations	3 876	10 818	10 172	9 139	5 988

Change in non-cash working capital	(1 201)	(397)	408	(173)	(308)

Cash flow provided by operating activities	2 675	10 421	10 580	8 966	5 680

Capital and exploration expenditures (including capitalized interest)

Oil Sands	2 736	3 522	3 546	5 059	4 724

Exploration and Production	489	1 070	946	824	1 139

Refining and Marketing	515	818	856	634	685

Corporate and Eliminations	186	148	58	34	34

	3 926	5 558	5 406	6 551	6 582

Total assets	84 616	89 435	89 579	89 494	88 702

(A)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

See accompanying footnotes and definitions to the operating summaries.

146  Annual Report 2020   Suncor Energy Inc.

Five-Year Financial Summary (continued)
(unaudited)

($ millions)	2020	2019	2018	2017	2016

Ending capital employed

Short-term and long-term debt, less cash and cash equivalents	19 814	16 010	15 129	12 907	14 414

Shareholders' equity	35 757	42 042	44 005	45 383	44 630

	55 571	58 052	59 134	58 290	59 044

Less capitalized costs related to major projects in progress	(3 265)	(2 452)	(1 412)	(12 901)	(10 147)

	52 306	55 600	57 722	45 389	48 897

Total Suncor employees (number at year end)	12 591	12 889	12 480	12 381	12 837

Dollars per common share

Net (loss) earnings	(2.83)	1.86	2.03	2.68	0.28

Operating (loss) earnings(A)	(1.47)	2.80	2.65	1.92	(0.05)

Cash dividends	1.10	1.68	1.44	1.28	1.16

Funds from operations(A)	2.54	6.94	6.27	5.50	3.72

Cash flow provided by operating activities – basic	1.75	6.69	6.54	5.40	3.53

Ratios

Return on capital employed (%)(A)(J)	(7.4)	5.1	8.2	8.6	0.5

Return on capital employed (%)(A)(K)	(6.9)	4.9	8.0	6.7	0.4

Total debt to total debt plus shareholders' equity (%)(L)	38	30	28	26	28

Net debt to funds from operations (times)(A)(M)	5.1	1.5	1.5	1.4	2.4

Interest coverage – funds from operations basis (times)(A)(N)	3.9	13.4	14.1	11.2	6.5

Interest coverage – net earnings (loss) basis (times)(O)	(4.9)	3.5	6.4	6.5	0.5

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(J)
Net earnings (loss) adjusted for after-tax interest expense and after-tax foreign exchange loss (gain) on U.S. denominated long-term debt for the twelve-month period ended, divided by average capital employed. Average capital employed is the sum of shareholders' equity and short-term debt plus long-term debt less cash and cash equivalents, less average capitalized costs related to major projects in progress, on a weighted average basis.

(K)
Average capital employed including capitalized costs related to major projects in progress.

(L)
Short-term debt plus long-term debt, divided by the sum of short-term debt, long-term debt and shareholders' equity.

(M)
Short-term debt plus long-term debt less cash and cash equivalents, divided by funds from operations for the year then ended.

(N)
Funds from operations plus current income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(O)
Net earnings (loss) plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  147

Five-Year Operating Summary
(unaudited)

Oil Sands	2020	2019	2018	2017	2016

Production Volumes(B)

Upgraded product (SCO and diesel) production (mbbls/d)

Oil Sands operations	303.1	313.3	280.3	317.7	258.9

Syncrude	163.1	172.3	144.2	134.3	130.1

Total upgraded production	466.2	485.6	424.5	452.0	389.0

Non-upgraded bitumen production (mbbls/d)

Oil Sands operations	69.1	99.5	138.0	111.7	115.9

Fort Hills	58.1	85.3	66.1	—	—

Total Oil Sands non-upgraded bitumen production	127.2	184.8	204.1	111.7	115.9

Total Oil Sands production volumes (mbbls/d)	593.4	670.4	628.6	563.7	504.9

Oil Sands Sales Volumes (mbbls/d)

Upgraded product (SCO and diesel)	467.9	483.6	431.7	453.3	392.0

Non-upgraded bitumen	125.6	187.5	191.3	110.6	117.4

Total Oil Sands sales volumes	593.5	671.1	623.0	563.9	509.4

Oil Sands operations cash operating costs – Average(1)(A) ($/bbl)*

Cash costs	25.60	26.35	23.85	21.95	24.35

Natural gas	2.60	1.85	1.40	1.85	2.15

	28.20	28.20	25.25	23.80	26.50

Fort Hills bitumen cash operating costs(1)(A) ($/bbl)*

Cash costs	30.90	24.95	30.00	—	—

Natural gas	1.90	1.20	1.20	—	—

	32.80	26.15	31.20	—	—

Syncrude SCO cash operating costs(1)(A)(C) ($/bbl)*

Cash costs	32.55	35.65	44.60	41.70	33.70

Natural gas	1.25	1.10	1.55	1.35	1.65

	33.80	36.75	46.15	43.05	35.35

(A)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(B)
Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets.

(C)
Syncrude cash operating costs have been restated for prior periods to better align with the Oil Sands operations and Fort Hills cash operating costs methodology. Beginning in 2020, Syncrude cash operating costs are based on production volumes, including internally consumed diesel volumes, while all the prior periods presented here exclude internally consumed diesel volumes.

See accompanying footnotes and definitions to the operating summaries.

148  Annual Report 2020   Suncor Energy Inc.

Five-Year Operating Summary (continued)
(unaudited)

Oil Sands Segment Netbacks(A)(D)(E)	2020	2019	2018	2017	2016

Bitumen ($/bbl)

Average price realized	28.44	52.05	37.10	38.32	23.86

Royalties	(0.32)	(1.70)	(1.70)	(0.71)	(0.23)

Transportation costs	(6.07)	(6.34)	(4.43)	(4.85)	(5.38)

Net operating expenses	(20.14)	(15.88)	(14.42)	(9.59)	(11.25)

Operating netback	1.91	28.13	16.55	23.17	7.00

SCO and diesel ($/bbl)

Average price realized	48.19	75.43	73.23	65.67	54.63

Royalties	(0.45)	(4.49)	(1.77)	(1.98)	(0.29)

Transportation costs	(4.36)	(4.75)	(4.91)	(2.84)	(2.68)

Net operating expenses	(29.45)	(30.76)	(34.81)	(30.03)	(30.85)

Operating netback	13.93	35.43	31.74	30.82	20.81

Average Oil Sands Segment ($/bbl)

Average price realized	44.01	68.89	62.13	60.30	47.54

Royalties	(0.44)	(3.74)	(1.75)	(1.72)	(0.28)

Transportation costs	(4.72)	(5.19)	(4.76)	(3.23)	(3.30)

Net operating expenses	(27.48)	(26.61)	(28.55)	(26.03)	(26.33)

Operating netback	11.37	33.35	27.07	29.32	17.63

(A)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Prior period amounts have been restated to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2018 and 2019 amounts have been restated to reflect this change while 2016 and 2017 amounts have not been restated as the impact of this change is considered immaterial for those comparative periods.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  149

Five-Year Operating Summary (continued)
(unaudited)

Exploration and Production	2020	2019	2018	2017	2016

Production Volumes(F)

Exploration and Production Canada (mbbs/d)	59.7	59.9	53.9	53.7	52.9

Exploration and Production International (mboe/d)	42.0	46.9	49.5	67.9	65.0

Total Production Volumes (mboe/d)	101.7	106.8	103.4	121.6	117.9

Total Sales Volumes (mboe/d)	102.6	106.0	102.8	120.8	119.3

Netbacks(A)(D)

East Coast Canada ($/bbl)

Average price realized	52.62	86.62	90.04	71.06	59.31

Royalties	(4.30)	(13.62)	(13.31)	(14.26)	(10.64)

Transportation costs	(2.93)	(1.76)	(2.22)	(1.90)	(1.91)

Operating costs	(12.23)	(13.45)	(14.43)	(11.24)	(12.67)

Operating netback	33.16	57.79	60.08	43.66	34.09

International excluding Libya(G) ($/boe)

Average price realized	52.51	84.17	89.10	67.25	53.91

Transportation costs	(2.23)	(2.17)	(2.18)	(1.81)	(1.84)

Operating costs	(7.06)	(6.43)	(6.27)	(4.62)	(5.62)

Operating netback	43.22	75.57	80.65	60.82	46.45

(A)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes.

(F)
Beginning in 2020, the company revised the presentation of its production volumes to aggregate production from each asset into the categories of Exploration and Production Canada and Exploration and Production International to simplify the presentation. Comparative periods have been updated to reflect this change.

(G)
Beginning in 2020, operating netback includes Norway and all the prior periods presented exclude Norway.

See accompanying footnotes and definitions to the operating summaries.

150  Annual Report 2020   Suncor Energy Inc.

Five-Year Operating Summary (continued)
(unaudited)

Refining and Marketing	2020	2019	2018	2017	2016

Refined product sales (mbbls/d)	503.4	539.4	527.4	530.5	521.4

Crude oil processed (mbbls/d)	407.0	438.9	430.8	441.2	428.6

Utilization of refining capacity (%)	88	95	93	96	93

Refining and marketing margin – first-in, first-out (FIFO)(A)(H) ($/bbl)	25.30	40.45	42.80	33.80	35.00

Refining and marketing margin – last-in, first-out (LIFO)(A)(H) ($/bbl)	28.65	36.80	46.60	32.95	34.45

Refining operating expense ($/bbl)(A)	5.50	5.35	5.35	5.05	5.10

Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	103.6	119.8	117.8	117.5	115.2

Distillate(I)	91.9	102.9	95.8	86.8	76.3

Total transportation fuel sales	195.5	222.7	213.6	204.3	191.5

Petrochemicals	9.1	10.6	11.3	12.2	9.2

Asphalt	14.9	16.1	15.5	16.8	16.7

Other	23.5	22.1	26.0	33.4	35.9

Total refined product sales	243.0	271.5	266.4	266.7	253.3

Crude oil supply and refining

Processed at refineries (mbbls/d)	201.0	203.3	208.1	206.4	203.1

Utilization of refining capacity (%)	91	92	94	93	92

Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	110.5	126.8	127.8	125.4	129.1

Distillate(I)	123.8	115.2	107.6	112.5	109.8

Total transportation fuel sales	234.3	242.0	235.4	237.9	238.9

Asphalt	12.6	12.1	13.3	12.3	11.8

Other	13.5	13.8	12.3	13.6	17.4

Total refined product sales	260.4	267.9	261.0	263.8	268.1

Crude oil supply and refining

Processed at refineries (mbbls/d)	206.0	235.6	222.7	234.8	225.5

Utilization of refining capacity (%)	86	98	93	98	94

Retail outlets	1 800	1 786	1 766	1 749	1 731

(A)
Non-GAAP financial measures. See the Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(H)
Refining and marketing margin has been restated for prior periods to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded until product is sold.

(I)
Beginning in 2020, to better reflect the increasing integration of the company's assets, the company revised the presentation of its refined product sales volumes to include Oil Sands diesel that is purchased and marketed by the Refining and Marketing segment.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  151

Operating Metrics Reconciliation
(unaudited)

Oil Sands Netbacks(A)(D)(E)
($ millions, except per barrel amounts)

	December 31, 2020			September 30, 2020

For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	638	2 443	3 081	527	2 040	2 567

Other (loss) income	(9)	(4)	(13)	23	17	40

Purchases of crude oil and products	(128)	(47)	(175)	(143)	(28)	(171)

Gross realization adjustment(2)	(63)	(51)		(83)	(69)

Gross realizations	438	2 341		324	1 960

Royalties	(4)	(14)	(18)	(4)	(32)	(36)

Royalties adjustment(5)	1	—		—	—

Net royalties	(3)	(14)		(4)	(32)

Transportation	(256)	(170)	(426)	(61)	(175)	(236)

Transportation adjustment(3)	189	—		3	—

Net transportation expenses	(67)	(170)		(58)	(175)

Operating, selling and general (OS&G)	(261)	(1 478)	(1 739)	(190)	(1 460)	(1 650)

OS&G adjustment(4)	6	250		(5)	243

Net operating expenses	(255)	(1 228)		(195)	(1 217)

Gross profit	113	929		67	536

Sales volumes (mbbls)	12 837	45 601		10 949	38 646

Operating netback per barrel	8.81	20.34		6.07	13.87

	June 30, 2020			March 31, 2020

For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	340	1 312	1 652	538	2 779	3 317

Other (loss) income	(19)	42	23	26	222	248

Purchases of crude oil and products	(69)	(22)	(91)	(362)	(45)	(407)

Gross realization adjustment(2)	(34)	(65)		126	(273)

Gross realizations	218	1 267		328	2 683

Royalties	(2)	(14)	(16)	(9)	(16)	(25)

Royalties adjustment(5)	—	—		3	—

Net royalties	(2)	(14)		(6)	(16)

Transportation	(73)	(199)	(272)	(86)	(203)	(289)

Transportation adjustment(3)	2	—		3	—

Net transportation expenses	(71)	(199)		(83)	(203)

OS&G	(194)	(1 334)	(1 528)	(384)	(1 868)	(2 252)

OS&G adjustment(4)	(28)	141		130	465

Net operating expenses	(222)	(1 193)		(254)	(1 403)

Gross (loss) profit	(77)	(139)		(15)	1 061

Sales volumes (mbbls)	10 589	40 326		11 605	46 638

Operating netback per barrel	(7.22)	(3.45)		(1.32)	22.73

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. Prior period amounts have been restated to reflect these changes.

See accompanying footnotes and definitions to the operating summaries.

152  Annual Report 2020   Suncor Energy Inc.

Operating Metrics Reconciliation (continued)
(unaudited)

Oil Sands Netbacks(A)(D)(E)
($ millions, except per barrel amounts)

	December 31, 2019			September 30, 2019

For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	1 242	3 183	4 425	1 257	3 344	4 601

Other income	7	91	98	—	63	63

Purchases of crude oil and products	(337)	(109)	(446)	(259)	(25)	(284)

Gross realization adjustment(2)	(28)	(29)		(7)	(64)

Gross realizations	884	3 136		991	3 318

Royalties	(24)	(119)	(143)	(34)	(201)	(235)

Transportation	(112)	(213)	(325)	(118)	(226)	(344)

Transportation adjustment(3)	2	2		2	2

Net transportation expenses	(110)	(211)		(116)	(224)

OS&G	(335)	(1 650)	(1 985)	(319)	(1 690)	(2 009)

OS&G adjustment(4)	17	336		46	367

Net operating expenses	(318)	(1 314)		(273)	(1 323)

Gross profit	432	1 492		568	1 570

Sales volumes (mbbls)	20 067	41 174		18 567	44 433

Operating netback per barrel	21.48	36.20		30.52	35.33

	June 30, 2019			March 31, 2019

For the quarter ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	1 441	3 699	5 140	840	3 341	4 181

Other (loss) income	(4)	5	1	(41)	51	10

Purchases of crude oil and products	(354)	(50)	(404)	(214)	(59)	(273)

Gross realization adjustment(2)	(44)	(12)		65	(114)

Gross realizations	1 039	3 642		650	3 219

Royalties	(41)	(300)	(341)	(25)	(173)	(198)

Royalties adjustment(5)	—	—		8	—

Net royalties	(41)	(300)		(17)	(173)

Transportation	(127)	(199)	(326)	(92)	(206)	(298)

Transportation adjustment(3)	1	3		10	—

Net transportation expenses	(126)	(196)		(82)	(206)

OS&G	(317)	(1 743)	(2 060)	(271)	(1 702)	(1 973)

OS&G adjustment(4)	42	313		52	339

Net operating expenses	(275)	(1 430)		(219)	(1 363)

Gross profit	597	1 716		332	1 477

Sales volumes (mbbls)	17 932	45 247		11 864	45 640

Operating netback per barrel	33.28	37.92		27.94	32.38

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. Prior period amounts have been restated to reflect these changes.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  153

Operating Metrics Reconciliation (continued)
(unaudited)

Oil Sands Netbacks(A)(D)(E)
($ millions, except per barrel amounts)

	December 31, 2020			December 31, 2019

For the year ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	2 043	8 574	10 617	4 780	13 567	18 347

Other income (loss)	21	277	298	(38)	210	172

Purchases of crude oil and products	(702)	(142)	(844)	(1 164)	(243)	(1 407)

Gross realization adjustment(2)	(54)	(458)		(14)	(219)

Gross realizations	1 308	8 251		3 564	13 315

Royalties	(19)	(76)	(95)	(124)	(793)	(917)

Royalties adjustment(5)	4	—		8	—

Net royalties	(15)	(76)		(116)	(793)

Transportation	(476)	(747)	(1 223)	(449)	(844)	(1 293)

Transportation adjustment(3)	197	—		15	7

Net transportation expenses	(279)	(747)		(434)	(837)

OS&G	(1 029)	(6 140)	(7 169)	(1 242)	(6 785)	(8 027)

OS&G adjustment(4)	103	1 099		157	1 355

Net operating expenses	(926)	(5 041)		(1 085)	(5 430)

Gross profit	88	2 387		1 929	6 255

Sales volumes (mbbls)	45 980	171 211		68 430	176 494

Operating netback per barrel	1.91	13.93		28.13	35.43

	December 31, 2018			December 31, 2017

For the year ended	Bitumen	SCO and Diesel	Oil Sands Segment	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	4 084	11 659	15 743	2 031	11 243	13 274

Other income	95	292	387	9	67	76

Purchases of crude oil and products	(1 448)	(115)	(1 563)	(458)	(165)	(623)

Gross realization adjustment(2)	(140)	(303)		(36)	(278)

Gross realizations	2 591	11 533		1 546	10 867

Royalties	(119)	(279)	(398)	(28)	(327)	(355)

Transportation	(396)	(748)	(1 144)	(202)	(625)	(827)

Transportation adjustment(3)	87	(25)		7	155

Net transportation expenses	(309)	(773)		(195)	(470)

OS&G	(1 264)	(6 313)	(7 577)	(484)	(5 778)	(6 262)

OS&G adjustment(4)	257	830		96	809

Net operating expenses	(1 007)	(5 483)		(388)	(4 969)

Gross profit	1 156	4 998		935	5 101

Sales volumes (mbbls)	69 830	157 499		40 365	165 473

Operating netback per barrel	16.55	31.74		23.17	30.82

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Prior period amounts have been restated to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2018 and 2019 amounts have been restated to reflect this change while 2016 and 2017 amounts have not been restated as the impact of this change is considered immaterial for those comparative periods.

See accompanying footnotes and definitions to the operating summaries.

154  Annual Report 2020   Suncor Energy Inc.

Operating Metrics Reconciliation (continued)
(unaudited)

Oil Sands Netbacks(A)(D)(E)
($ millions, except per barrel amounts)

	December 31, 2016

For the year ended	Bitumen	SCO and Diesel	Oil Sands Segment

Operating revenues	1 434	8 165	9 599

Other income	6	24	30

Purchases of crude oil and products	(431)	(117)	(548)

Gross realization adjustment(2)	17	(234)

Gross realizations	1 026	7 838

Royalties	(10)	(42)	(52)

Transportation	(231)	(512)	(743)

Transportation adjustment(3)	—	127

Net transportation expenses	(231)	(385)

OS&G	(595)	(5 187)	(5 782)

OS&G adjustment(4)	112	761

Net operating expenses	(483)	(4 426)

Gross profit	302	2 985

Sales volumes (mbbls)	42 973	143 466

Operating netback per barrel	7.00	20.81

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(D)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(E)
Beginning in 2020, due to increasing integration of the company's assets, the company revised the presentation of its operating netbacks from an individual asset view to an aggregate product view of Bitumen, and SCO and diesel to better reflect the integration among the company's assets. Prior period amounts have been restated to reflect this change. Also, the company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen price realizations. 2018 and 2019 amounts have been restated to reflect this change while 2016 and 2017 amounts have not been restated as the impact of this change is considered immaterial for those comparative periods.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  155

Operating Metrics Reconciliation (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)

	December 31, 2020				December 31, 2019
For the quarter ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	193	299	63	555	273	532	193	998

Royalties	—	(36)	(49)	(85)	—	(83)	(87)	(170)

Transportation	(7)	(12)	(1)	(20)	(7)	(10)	(4)	(21)

OS&G	(32)	(71)	(11)	(114)	(32)	(78)	(24)	(134)

Non-production costs(7)	5	6			4	8

Gross profit	159	186			238	369

Sales volumes (mboe)	3 511	5 294			3 289	6 176

Operating netback per barrel	45.32	35.21			72.12	59.62

	September 30, 2020				September 30, 2019
For the quarter ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	201	311	—	512	269	393	84	746

Royalties	—	(30)	—	(30)	—	(32)	(65)	(97)

Transportation	(9)	(15)	—	(24)	(7)	(9)	(3)	(19)

OS&G	(33)	(77)	(8)	(118)	(22)	(93)	(14)	(129)

Non-production costs(7)	7	8			4	13

Gross profit	166	197			244	272

Sales volumes (mboe)	3 552	5 281			3 488	4 832

Operating netback per barrel	46.77	37.28			69.89	56.36

	June 30, 2020				June 30, 2019
For the quarter ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	133	160	—	293	354	507	133	994

Royalties	—	(6)	—	(6)	—	(75)	(90)	(165)

Transportation	(7)	(26)	—	(33)	(9)	(11)	(1)	(21)

OS&G	(34)	(68)	(9)	(111)	(32)	(69)	(13)	(114)

Non-production costs(7)	5	7			5	9

Gross profit	97	67			318	361

Sales volumes (mboe)	4 086	5 803			3 923	5 489

Operating netback per barrel	23.79	11.51			80.81	65.87

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(G)
Beginning in 2020, international operating netback includes Norway and all the prior periods presented exclude Norway.

See accompanying footnotes and definitions to the operating summaries.

156  Annual Report 2020   Suncor Energy Inc.

Operating Metrics Reconciliation (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)

	March 31, 2020				March 31, 2019
For the quarter ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	282	382	(125)	539	360	491	86	937

Royalties	—	(22)	—	(22)	—	(112)	(61)	(173)

Transportation	(11)	(12)	—	(23)	(9)	(9)	(1)	(19)

OS&G	(32)	(85)	(16)	(133)	(26)	(106)	(16)	(148)

Non-production costs(7)	4	12			4	16

Gross profit	243	275			329	280

Sales volumes (mboe)	4 257	5 501			4 217	5 693

Operating netback per barrel	57.16	50.08			78.09	49.22

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(G)
Beginning in 2020, International operating netback includes Norway and all the prior periods presented exclude Norway.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  157

Operating Metrics Reconciliation (continued)
(unaudited)

Exploration and Production Netbacks(A)
($ millions, except per barrel amounts)

	December 31, 2020				December 31, 2019

For the year ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	809	1 152	(62)	1 899	1 256	1 923	496	3 675

Royalties	—	(94)	(49)	(143)	—	(302)	(303)	(605)

Transportation	(34)	(65)	(1)	(100)	(32)	(39)	(9)	(80)

OS&G	(131)	(301)	(44)	(476)	(112)	(346)	(67)	(525)

Non-production costs(7)	21	33			17	46

Gross realizations	665	725			1 129	1 282

Sales volumes (mboe)	15 406	21 879			14 917	22 190

Operating netback per barrel	43.22	33.16			75.57	57.79

	December 31, 2018				December 31, 2017

For the year ended	International(G)	East Coast Canada	Other(6)	E&P Segment	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	1 515	1 736	618	3 869	1 557	1 323	607	3 487

Royalties	—	(257)	(395)	(652)	—	(266)	(310)	(576)

Transportation	(37)	(43)	(5)	(85)	(42)	(35)	(9)	(86)

OS&G	(129)	(328)	(50)	(507)	(127)	(248)	(52)	(427)

Non-production costs(7)	23	50			20	39

Gross realizations	1 372	1 158			1 408	813

Sales volumes (mboe)	17 006	19 283			23 157	18 623

Operating netback per barrel	80.65	60.08			60.82	43.66

	December 31, 2016

For the year ended	International(G)	East Coast Canada	Other(6)	E&P Segment

Operating revenues	1 276	1 119	54	2 449

Royalties	—	(201)	(12)	(213)

Transportation	(44)	(36)	(11)	(91)

OS&G	(151)	(278)	(59)	(488)

Non-production costs(7)	18	39

Gross realizations	1 099	643

Sales volumes (mboe)	23 653	18 849

Operating netback per barrel	46.45	34.09

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(G)
Beginning in 2020, International operating netback includes Norway and all the prior periods presented exclude Norway.

See accompanying footnotes and definitions to the operating summaries.

158  Annual Report 2020   Suncor Energy Inc.

Operating Metrics Reconciliation (continued)
(unaudited)

Refining and Marketing(A)(H)
($ millions, except per barrel amounts)

	For the quarter ended

	Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019

Gross margin(8)	629	1 058	1 210	1 132	2 140	1 647	1 653	1 568

Other income (loss)	86	(26)	(2)	(10)	15	14	13	33

Non-refining margin(9)	283	(312)	(14)	(14)	(13)	(14)	(17)	(16)

Refining and marketing margin(A)	998	720	1 194	1 108	2 142	1 647	1 649	1 585

Refinery production (mbbls)(10)	42 729	34 369	38 857	43 036	43 143	39 901	46 239	44 422

Refining and marketing margin – FIFO(A) ($/bbl)	23.35	20.95	30.75	25.75	49.65	41.30	35.65	35.70

LIFO Adjustment	524	261	(223)	(30)	(621)	(63)	19	37

Refining and marketing margin – LIFO(A)	1 522	981	971	1 078	1 521	1 584	1 668	1 622

Refining and marketing margin – LIFO(A)(J)(K) ($/bbl)	35.60	28.55	25.00	25.05	35.25	39.70	36.10	36.50

OS&G	511	417	457	507	536	530	531	576

Non-refining costs(11)	(270)	(218)	(247)	(283)	(294)	(295)	(305)	(352)

Net refining operating expenses	241	199	210	224	242	235	226	224

Refinery production (mbbls)(10)	42 729	34 369	38 857	43 036	43 143	39 901	46 239	44 422

Refining operating expense ($/bbl)(A)	5.65	5.80	5.40	5.20	5.60	5.90	4.90	5.05

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(H)
Refining and marketing margin has been restated for prior periods to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded until product is sold.

(J)
Refining and marketing margin – LIFO excludes the impact of short-term risk management activities.

(K)
The company's realized refining and marketing margins presented here on a LIFO basis are most comparable to industry benchmarks and the Suncor 5-2-2-1 index.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  159

Operating Metrics Reconciliation (continued)
(unaudited)

Refining and Marketing(A)(H)
($ millions, except per barrel amounts)

	For the year ended

	2020	2019	2018	2017	2016

Gross margin(8)	4 029	7 008	7 122	5 744	5 552

Other income	48	75	68	16	4

Non-refining margin(9)	(57)	(60)	48	136	350

Refining and marketing margin(A)	4 020	7 023	7 238	5 896	5 906

Refinery production (mbbls)(10)	158 991	173 705	169 138	174 461	168 798

Refining and marketing margin – FIFO(A) ($/bbl)	25.30	40.45	42.80	33.80	35.00

LIFO Adjustment	532	(628)	644	(148)	(91)

Refining and marketing margin – LIFO(A)	4 552	6 395	7 882	5 748	5 815

Refining and marketing margin – LIFO(A)(J)(K) ($/bbl)	28.65	36.80	46.60	32.95	34.45

OS&G	1 892	2 173	2 043	2 003	2 194

Non-refining costs(11)	(1 018)	(1 246)	(1 142)	(1 121)	(1 334)

Net refining operating expenses	874	927	901	882	860

Refinery production (mbbls)(10)	158 991	173 705	169 138	174 461	168 798

Refining operating expense ($/bbl)(A)	5.50	5.35	5.35	5.05	5.10

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(H)
Refining and marketing margin has been restated for prior periods to better reflect the refining, product supply and rack forward businesses. Impact of inventory write-down is excluded until product is sold.

(J)
Refining and marketing margin – LIFO excludes the impact of short-term risk management activities.

(K)
The company's realized refining and marketing margins presented here on a LIFO basis are most comparable to industry benchmarks and the Suncor 5-2-2-1 index.

See accompanying footnotes and definitions to the operating summaries.

160  Annual Report 2020   Suncor Energy Inc.

Operating Metrics Reconciliation (continued)
(unaudited)

Refining and Marketing(A)
Suncor custom 5-2-2-1 index(12)

(average for the three months ended)		Mar 31 2020	Jun 30 2020	Sep 30 2020	Dec 31 2020	Mar 31 2019	Jun 30 2019	Sep 30 2019	Dec 31 2019

WTI crude oil at Cushing (US$/bbl)		46.10	27.85	40.95	42.65	54.90	59.85	56.45	56.95

SYN crude oil at Edmonton (US$/bbl)		43.40	23.30	38.50	39.60	52.60	60.00	56.85	56.25

WCS at Hardisty (US$/bbl)		25.60	16.35	31.90	33.35	42.50	49.20	44.20	41.10

New York Harbor 2-1-1 crack (US$/bbl)(L)		14.75	12.20	10.20	9.85	19.10	22.40	19.70	18.45

Chicago 2-1-1 crack (US$/bbl)(L)		9.75	6.75	7.75	7.95	15.40	21.50	17.05	14.35

Product value (US$/bbl)

New York Harbor 2-1-1 crack(M)	40%	24.35	16.00	20.45	21.00	29.60	32.90	30.45	30.15

Chicago 2-1-1 crack(N)	40%	22.35	13.85	19.50	20.25	28.10	32.55	29.40	28.50

WTI	20%	9.20	5.55	8.20	8.55	11.00	11.95	11.30	11.40

Seasonality factor		6.50	5.00	5.00	6.50	6.50	5.00	5.00	6.50

		62.40	40.40	53.15	56.30	75.20	82.40	76.15	76.55

Crude value (US$/bbl)

SYN	40%	17.35	9.30	15.40	15.85	21.05	24.00	22.75	22.50

WCS	40%	10.25	6.55	12.75	13.35	17.00	19.70	17.70	16.45

WTI	20%	9.20	5.55	8.20	8.55	11.00	11.95	11.30	11.40

		36.80	21.40	36.35	37.75	49.05	55.65	51.75	50.35

Suncor custom 5-2-2-1 index (US$/bbl)		25.60	19.00	16.80	18.55	26.15	26.75	24.40	26.20

Suncor custom 5-2-2-1 index (Cdn$/bbl)(K)		34.40	26.35	22.35	24.50	34.75	35.80	32.25	34.60

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(K)
The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margins presented on a LIFO basis.

(L)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(M)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(N)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the operating summaries.

Annual Report 2020   Suncor Energy Inc.  161

Operating Metrics Reconciliation (continued)
(unaudited)

Refining and Marketing(A)
Suncor custom 5-2-2-1 index(12)

(average for the year)		2020	2019	2018	2017	2016

WTI crude oil at Cushing (US$/bbl)		39.40	57.05	64.80	50.95	43.35

SYN crude oil at Edmonton (US$/bbl)		36.25	56.45	58.60	49.68	41.93

WCS at Hardisty (US$/bbl)		26.85	44.25	38.50	38.95	29.55

New York Harbor 2-1-1 crack (US$/bbl)(L)		11.75	19.90	19.40	18.20	14.05

Chicago 2-1-1 crack (US$/bbl)(L)		8.05	17.05	17.35	16.80	12.60

Product value (US$/bbl)

New York Harbor 2-1-1 crack(M)	40%	20.45	30.80	33.70	27.65	22.95

Chicago 2-1-1 crack(N)	40%	19.00	29.65	32.85	27.10	22.40

WTI	20%	7.90	11.40	12.95	10.20	8.65

Seasonality factor		5.75	5.75	5.75	5.75	5.75

		53.10	77.60	85.25	70.70	59.75

Crude value (US$/bbl)

SYN	40%	14.50	22.60	23.45	19.85	16.75

WCS	40%	10.75	17.70	15.40	15.60	11.80

WTI	20%	7.90	11.40	12.95	10.20	8.65

		33.15	51.70	51.80	45.65	37.20

Suncor custom 5-2-2-1 index (US$/bbl)		19.95	25.90	33.45	25.05	22.55

Suncor custom 5-2-2-1 index (Cdn$/bbl)(K)		26.75	34.35	43.35	32.50	29.90

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Annual Report.

(K)
The Suncor 5-2-2-1 index is most comparable to the company's realized refining and marketing margins presented on a LIFO basis.

(L)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(M)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(N)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.

162  Annual Report 2020   Suncor Energy Inc.

Operating Summary Information

Non-GAAP Financial Measures

Certain financial measures in this Supplemental Financial and Operating Information – namely operating earnings (loss), funds from (used in) operations (previously referred to as cash flow from (used in) operations), return on capital employed (ROCE), Oil Sands operations cash operating costs (previously referred to as Oil Sands cash operating costs), Syncrude cash operating costs, Fort Hills cash operating costs, In Situ cash operating costs, mining cash operating costs, refining margin, refining operating expense and netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Operating earnings (loss), Oil Sands operations cash operating costs and Fort Hills cash operating costs for each quarter in 2020 and 2019 are defined in the Non-GAAP Financial Measures Advisory section and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders issued by Suncor in respect of the relevant quarter (Quarterly Reports). Funds from (used in) operations and ROCE for each quarter in 2020 and 2019 are defined and reconciled to the most directly comparable GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Operating earnings (loss), funds from (used in) operations, ROCE and Oil Sands operations cash operating costs for the years ended December 31, 2017 and 2016 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2018 and for the years ended December 31, 2020, 2019 and 2018 are defined and reconciled in Suncor's Management's Discussion and Analysis for the year ended December 31, 2020, which is contained in the annual report (the 2020 MD&A). Refining margin and refining operating expense for each quarter in 2020 and 2019 and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 are defined in the 2020 MD&A and reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. Netbacks for each quarter in 2020 and 2019 and for the years ended December 31, 2020, 2019, 2018, 2017 and 2016 are defined below and are reconciled to the most directly comparable GAAP measures in the Operating Metrics Reconciliation section of this Supplemental Financial and Operating Information. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in the 2020 MD&A.

Oil Sands Netbacks

Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.

Exploration and Production (E&P) Netbacks

E&P netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.

Definitions

(1)
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, Canada's Emergency Wage Subsidy (CEWS), COVID-19 related costs and safe-mode costs, research costs and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; iii) project startup costs; and iv) the impacts of changes in inventory levels and valuation, such that the company is able to present cost information based on production volumes. Oil Sands operations and Syncrude production volumes include production of diesel that is internally consumed and feedstock transfers between assets through the interconnecting pipelines.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for expenses or credits not directly related to the transportation of the crude product to its deemed point of sale.

(4)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power generated and sold that is recorded in operating revenue.

(5)
Reflects adjustments for royalties not related to crude products.

(6)
Reflects other E&P assets, such as Norway (up to Q4 2019), and Libya, for which netbacks are not provided.

(7)
Reflects adjustments for general and administrative costs not directly attributed to production.

(8)
Operating revenues less purchases of crude oil and products.

(9)
Reflects adjustments for intersegment marketing fees and impact of inventory write-downs.

(10)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process, and changes in unfinished product inventories.

(11)
Reflects operating, selling and general expenses associated with the company's supply, marketing, and ethanol businesses, certain general and administrative costs not directly attributable to refinery production, as well as CEWS amounts.

(12)
The custom 5-2-2-1 index is designed to represent Suncor's Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company's refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company's core markets during the winter and summer months. The crude value is influenced by SYN, WCS, and WTI benchmarks.

Annual Report 2020   Suncor Energy Inc.  163

Explanatory Note

*
Users are cautioned that the Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash costs per barrel measure may not be fully comparable to similar information calculated by other entities due to differing operations of each entity as well as their respective accounting policy choices.

Abbreviations

bbl	–	barrel
bbls/d	–	barrels per day
mbbls	–	thousands of barrels
mbbls/d	–	thousands of barrels per day
boe	–	barrels of oil equivalent
boe/d	–	barrels of oil equivalent per day
mboe	–	thousands of barrels of oil equivalent
mboe/d	–	thousands of barrels of oil equivalent per day
SCO	–	synthetic crude oil
WTI	–	West Texas intermediate
SYN	–	sweet synthetic crude oil
WCS	–	Western Canadian Select

Metric Conversion

Crude oil, refined products, etc.            1m3 (cubic metre) = approx. 6.29 barrels

164  Annual Report 2020   Suncor Energy Inc.

Share Trading Information
(unaudited)

Common shares are listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol SU.

	For the Quarter Ended				For the Quarter Ended
	Mar 31 2020	June 30 2020	Sept 30 2020	Dec 31 2020	Mar 31 2019	June 30 2019	Sept 30 2019	Dec 31 2019

Share ownership

Average number outstanding, weighted monthly (thousands)(a)	1 528 133	1 525 151	1 525 151	1 525 151	1 573 558	1 560 729	1 542 063	1 531 874

Share price (dollars)

Toronto Stock Exchange

High	45.12	29.39	24.59	24.40	46.50	46.00	43.34	43.16

Low	14.02	19.70	16.24	14.28	37.28	40.03	36.32	38.05

Close	22.46	22.89	16.26	21.35	43.31	40.85	41.79	42.56

New York Stock Exchange – US$

High	34.56	21.95	18.28	19.16	34.87	34.25	32.74	32.97

Low	9.61	13.98	12.20	10.67	27.35	29.92	27.28	28.92

Close	15.80	16.86	12.23	16.78	32.43	31.16	31.58	32.80

Shares traded (thousands)

Toronto Stock Exchange	521 750	610 952	509 022	681 553	258 657	216 176	226 995	211 812

New York Stock Exchange	446 897	465 730	389 680	517 459	227 456	182 128	214 234	177 708

Per common share information (dollars)

Net (loss) earnings attributable to common shareholders	(2.31)	(0.40)	(0.01)	(0.11)	0.93	1.74	0.67	(1.52)

Dividend per common share	0.47	0.21	0.21	0.21	0.42	0.42	0.42	0.42

(a)
The company had approximately 6,242 registered holders of record of common shares as at January 31, 2021.

Information for Security Holders Outside Canada

Cash dividends paid to shareholders resident in countries other than Canada (non-Canadian shareholders) are subject to Canadian withholding tax. The statutory rate of Canadian withholding tax on dividends is 25%, subject to reduction under an applicable tax treaty between Canada and another country. For example, under the tax treaty between Canada and the United States, the withholding tax rate is generally reduced to 15% on dividends paid to residents of the United States that are eligible for the benefit of that tax treaty. The Canada Revenue Agency has released forms, applicable after 2012, for non-Canadian shareholders to evidence entitlement to a reduced withholding tax rate under a tax treaty. The agents responsible for withholding tax on dividends will generally need to have a duly completed form from a non-Canadian shareholder on file by a particular dividend record date in order for such agents to withhold tax at an applicable treaty-reduced rate, rather than the full statutory rate of 25%. Non-Canadian shareholders are encouraged to contact their broker (or other applicable agent) regarding the completion and delivery of these forms.

As shareholders are responsible to ensure compliance with Canadian Tax laws and regulations, shareholders are strongly encouraged to seek professional tax and legal counsel with respect to any and all tax matters.

Annual Report 2020   Suncor Energy Inc.  165

Leadership and Board Members as at December 31, 2020

Leadership

Mark Little President and Chief Executive Officer
Alister Cowan Chief Financial Officer
Martha Hall Findlay Chief Sustainability Officer
Bruno Francoeur Chief Transformation Officer
Paul Gardner Chief People Officer
Mike MacSween Executive Vice President, Upstream
Kris Smith Executive Vice President, Downstream
Arlene Strom Chief Legal Officer and General Counsel
Joe Vetrone Senior Vice President, Operations Services

Board of Directors

Michael Wilson Chair of the Board Bragg Creek, Alberta
Mark Little President and Chief Executive Officer Suncor Energy Inc. Calgary, Alberta
Patricia Bedient(1)(2) Chair, Audit Committee Sammamish, Washington
Mel Benson(3)(4) Calgary, Alberta
John Gass(2)(3) Chair, Human Resources and Compensation Committee Palm Coast, Florida
JP Gladu(3)(4) Thunder Bay, Ontario
Dennis Houston(3)(4) Spring, Texas
Brian MacDonald(1)(2) Naples, Florida
Maureen McCaw(1)(4) Chair, Environment, Health, Safety and Sustainable Development Committee Edmonton, Alberta
Lorraine Mitchelmore(1)(4) Calgary, Alberta
Eira Thomas(2)(3) Chair, Governance Committee West Vancouver, British Columbia

(1)
Audit committee member

(2)
Governance committee member

(3)
Human resources and compensation committee member

(4)
Environment, health, safety and sustainable development committee member

166  Annual Report 2020   Suncor Energy Inc.

Suncor Energy Inc.
150 – 6 Avenue S.W.
Calgary, Alberta, Canada T2P 3E3
T: 403-296-8000
suncor.com

202011-124

QuickLinks

EXHIBIT 99.1
Suncor Energy Inc. 2020 Annual Report to Shareholders for the period ended December 31, 2020
1. Reporting Entity and Description of the Business
2. Basis of Preparation
3. Summary of Significant Accounting Policies
4. Significant Accounting Estimates and Judgments
5. New IFRS Standards
6. Segmented Information
7. Other Income
8. Operating, Selling and General Expense
9. Financing Expenses
10. Income Taxes
11. (Loss) Earnings per Common Share
12. Cash and Cash Equivalents
13. Supplemental Cash Flow Information
14. Inventories
15. Property, Plant and Equipment
16. Asset Impairments
17. Right-of-Use Assets and Leases
18. Exploration and Evaluation Assets
19. Other Assets
20. Goodwill and Other Intangible Assets
21. Debt and Credit Facilities
22. Other Long-Term Liabilities
23. Pensions and Other Post-Retirement Benefits
24. Provisions
25. Share Capital
26. Share-Based Compensation
27. Financial Instruments and Risk Management
28. Capital Structure Financial Policies
29. Joint Arrangements
30. Subsidiaries
31. Related Party Disclosures
32. Commitments, Contingencies and Guarantees
33. Subsequent Event